Exhibit 2.1

EXECUTION VERSION

PURCHASE AGREEMENT

BY AND AMONG

SILVA INTERNATIONAL, INC.,

DDS LLC,

HP SCHMIDT FAMILIENVERWALTUNG GMBH,

HEINZ-PETER SCHMIDT,

KENT DEVRIES,

STEVE DEYOUNG,

TORSTEN STEINHAUS

(solely in his capacity as the Seller Representative),

AND

UNIVERSAL CORPORATION

DATED AS OF SEPTEMBER 8, 2020

ARTICLE I PURCHASE AND SALE; PAYMENT OF PURCHASE PRICE		2

1.1	Purchase and Sale	2

1.2	Definitions	2

1.3	Closing Date Statement	6

1.4	Closing Payments	6

1.5	Mechanics of Payments	6

1.6	Post-Closing Purchase Price Determination	7

1.7	Post-Closing Adjustment Amount	9

1.8	Escrowed Portion of the Purchase Price	10

1.9	Withholdings	11

1.10	Deferred Compensation	11

1.11	Deferred Purchase Price Escrow Amount	11

ARTICLE II CLOSING		13

2.1	Time and Place of Closing	13

2.2	Deliveries at Closing	13

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLERS		16

3.1	Organization and Power	16

3.2	Authorization of Transactions	16

3.3	Absence of Conflicts	17

3.4	Ownership of all of the Common Stock	17

3.5	HPS Transferred Real Property	18

3.6	DDS Transferred Real Property	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		20

4.1	Corporate Organization, Power and Authorizations	20

4.2	Authorization of Transactions	20

4.3	Capital Structure	21

4.4	Financial Statements	22

4.5	Absence of Certain Changes	23

4.6	Title to, Condition and Sufficiency of Assets	25

4.7	Taxes	26

4.8	Contracts and Commitments	29

4.9	Intellectual Property; Proprietary Rights	29

i

4.10	Litigation; Proceedings	33

4.11	Employee Benefit Plans	33

4.12	Compliance with Laws	35

4.13	Foreign Corruption and Export Compliance	36

4.14	Environmental Matters	36

4.15	Applicable Food Laws	38

4.16	Employees	40

4.17	Books and Records	42

4.18	Affiliated Transactions	42

4.19	Insurance	42

4.20	Customers and Suppliers	43

4.21	Inventory	43

4.22	Fees and Expenses of Brokers and Others	44

4.23	Bank Accounts	44

4.24	Warranties; Rebates	44

4.25	No Insolvency	44

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		45

5.1	Organization and Power	45

5.2	Authorization of Transaction	45

5.3	Absence of Conflicts	45

5.4	Litigation	46

5.5	Investment Representations	46

5.6	Financial Ability	46

5.7	Brokers	47

ARTICLE VI COVENANTS		47

6.1	Conduct of Business	47

6.2	Information	50

6.3	Consents	51

6.4	Notification of Certain Matters	51

6.5	Material Adverse Effect	52

6.6	Certain Affiliated Agreements	52

6.7	Notification of Certain Matters	52

6.8	Preserve Accuracy of Representations and Warranties; Notification	53

6.9	Employee Matters	53

6.10	Access to Information	55

6.11	Indemnification of Officers and Directors	56

6.12	HSR	57

6.13	Governmental Consents	57

6.14	Reasonable Efforts; Further Assurances	58

6.15	Investigation and Agreement by Buyer; No Other Representations or Warranties	59

6.16	Representation and Warranty Insurance	60

6.17	Tax Matters	60

6.18	Exclusivity	65

6.19	Audited Financial Statements; Cooperation	65

6.20	Lien Releases	66

6.21	Estoppels	66

6.22	Representative Office	66

6.23	Title Company Documentation	66

ARTICLE VII CONDITIONS PRECEDENT		66

7.1	Conditions to Each Party’s Obligation	66

7.2	Conditions to Obligation of Buyer	67

7.3	Conditions to Obligations of the Sellers	68

7.4	Waiver of Conditions	69

ARTICLE VIII INDEMNIFICATION		69

8.1	Survival of Representations, Warranties and Agreement	69

8.2	Indemnification by the Sellers	70

8.3	Indemnification by Buyer	70

8.4	Limitations on Indemnification	70

8.5	Notice of Loss; Third-Party Claims	72

8.6	Exclusive Remedy	73

8.7	Additional Indemnification Matters	74

8.8	Specified Litigation	75

8.9	Scheduled Matter	76

ARTICLE IX RESTRICTIVE COVENANTS		77

9.1	Restrictive Covenants	77

9.2	Confidentiality	79

ARTICLE X TERMINATION		80

10.1	Termination	80

10.2	Effect of Termination	81

10.3	Return of Documentation	81

ARTICLE XI MISCELLANEOUS		82

11.1	Amendment and Waiver	82

11.2	Notices	82

11.3	Binding Agreement; Assignment	83

11.4	Further Assurances	84

11.5	Severability	84

11.6	Other Definitional Provisions	84

11.7	Captions	84

11.8	Entire Agreement	84

11.9	Counterparts and Facsimile Signatures	85

11.10	Waiver of Jury Trial	85

11.11	Public Announcements	85

11.12	Jurisdiction	85

11.13	Governing Law	86

11.14	Attorneys’ Fees	86

11.15	Parties in Interest	86

11.16	Rules of Construction	87

11.17	Expenses	88

11.18	Enforcement	88

11.19	Conflicts and Privilege	88

11.20	Release	89

11.21	Seller Representative and Seller Representative Reserve Amount	90

EXHIBIT A DEFINED TERMS		1

EXHIBITS

Exhibit A	Defined Terms
Exhibit B	Reference Closing Statement
Exhibit C-1	Form of Company Escrow Agreement
Exhibit C-2	Form of Deferred Purchase Price Escrow Agreement
Exhibit D-1	Form of HPS Assignment and Assumption Agreement
Exhibit D-2	Form of DDS Assignment and Assumption Agreement
Exhibit E	Form of Owner’s Affidavit
Exhibit F	Representation and Warranty Insurance

SCHEDULES

Schedule A	Sellers’ Purchase Price Allocation

v

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is entered into as of September 8, 2020, by and among Silva International, Inc., an Illinois corporation (the “Company”), DDS LLC, an Illinois limited liability company (“DDS”), Heinz-Peter Schmidt, an individual resident of Germany (“HPS” and, together with DDS, the “RE Sellers”), HP Schmidt Familienverwaltung GmbH, a company with limited liability, incorporated under the laws of Germany (“HoldCo Seller”), Kent DeVries, an individual resident of the state of Indiana (“KD Seller”), Steve DeYoung, an individual resident of the state of Indiana (“SD Seller” and, together with HoldCo Seller and KD Seller, the “Equity Sellers” and, together with the RE Sellers, the “Sellers”), Torsten Steinhaus, solely in his capacity as the Seller Representative, and Universal Corporation, a Virginia corporation (“Buyer”). Unless defined herein, capitalized terms used in this Agreement are defined in Exhibit A.

WITNESSETH

WHEREAS, Equity Sellers own all of the issued and outstanding shares of common stock, par value $10.00 per share, of the Company (the “Common Stock”), which shares represent, in the aggregate, all of the issued and outstanding capital stock of the Company (the “Purchased Shares”);

WHEREAS, the Company is engaged in the business of providing dehydrated vegetable, herb, and select fruit ingredients to the food industry (the “Business”);

WHEREAS, HPS owns the real property in fee listed on Company Disclosure Schedule 4.6(a)(i) (the “HPS Transferred Real Property”), which is leased to the Company in the operation of the Business pursuant to the terms of the HPS Related Party Lease;

WHEREAS, DDS owns the real property in fee listed on Company Disclosure Schedule 4.6(a)(ii) (the “DDS Transferred Real Property” and, together with the HPS Transferred Real Property, the “Transferred Real Property”), which is leased to the Company in the operation of the Business pursuant to the terms of the DDS Related Party Leases;

WHEREAS, upon the terms and subject to the conditions set forth herein, (a) Buyer desires to acquire from the Equity Sellers and each Equity Seller desires to sell to Buyer, all of the Common Stock owned by such Equity Seller as of the Closing Date, (b)(i) Buyer desires to have the Company acquire from HPS, and HPS desires to sell to the Company on behalf of Buyer the HPS Transferred Real Property and (ii) the Company will assume the HPS Assumed Liabilities, and (c)(i) Buyer desires to have the Company acquire from DDS, and DDS desires to sell to the Company on behalf of Buyer the DDS Transferred Real Property and (ii) the Company will assume all the DDS Assumed Liabilities; and

WHEREAS, the Base Purchase Price (as adjusted herein) shall be allocated among the Sellers pursuant to the terms and conditions set forth on Schedule A.

NOW, THEREFORE, in consideration of the Recitals, the mutual representations, warranties, covenants, agreements and conditions contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE; PAYMENT OF PURCHASE PRICE

1.1    Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (a) each Equity Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from each Equity Seller, all of each Equity Seller’s right, title and interest in and to all of the shares of Common Stock owned by such Equity Seller, (b)(i) HPS shall sell, assign, transfer, convey and deliver to the Company on behalf of Buyer, and Buyer on behalf of the Company shall purchase, acquire and accept from HPS, HPS’s right, title and interest in and to the HPS Transferred Real Property and (ii) the Company shall assume and agree to perform, fulfill and discharge, any and all HPS Assumed Liabilities and (c)(i) DDS shall sell, assign, transfer, convey and deliver to the Company on behalf of Buyer, and Buyer on behalf of the Company shall purchase, acquire and accept from DDS, DDS’s right, title and interest in and to the DDS Transferred Real Property and (ii) the Company shall assume and agree to perform, fulfill and discharge, any and all DDS Assumed Liabilities.

1.2    Definitions. As used in this Agreement, the following terms shall have the meanings specified:

(a)    “Base Purchase Price” means $170 million, subject to adjustment as provided in this Article I.

(b)    “Closing Consideration Amount” means an amount equal to: (i) the Base Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Estimated Transaction Costs, less (iv) the Purchase Price Escrow Amount, the Indemnification Escrow Amount, the Deferred Purchase Price Escrow Amount and the Scheduled Matter Escrow Amount, plus (v) the amount of any Estimated Working Capital Excess, less (vi) the amount of any Estimated Working Capital Deficit, plus (vii) the Estimated Closing Cash Amount.

(c)    “Closing Date Cash” means Company Cash as of 11:59 p.m. on the date immediately prior to the Closing Date.

(d)    “Closing Date Indebtedness” means the Debt of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date.

(e)    “Closing Date Working Capital” means (i) the sum of the total current Assets of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date minus (ii) the sum of the total current Liabilities of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date, in each case consisting of the line items set forth in the illustrative calculation attached as Exhibit B (the “Reference Closing Statement”) and calculated on a basis consistent with the preparation of the Reference Closing Statement; provided, for the avoidance of doubt, that Closing Date Working Capital shall include all accrued but unpaid bonuses and exclude (A) any and all deferred Tax Assets and Liabilities and all current Tax Assets and Liabilities, (B) Closing Date Cash, Closing Date Indebtedness, Transaction Costs (not including the Net Deferred Compensation Payment Amount), Deferred Compensation Payment Amount and any Post-Close Costs, (C) gains or losses relating to derivative instruments or hedging activities and any Assets or Liabilities related to any margin accounts in respect of commodity derivative instruments or hedging activities and (D) the costs resulting solely and directly from any actions taken by the Company solely and expressly at the written request of Buyer to be effective from and after the Closing (excluding, for the avoidance of doubt, continuing to operate the Business in accordance with Section 6.1 and the other requirements of the Company pursuant to this Agreement).

The Closing Date Working Capital shall be prepared in a manner consistent with the preparation, and in the form, of the Reference Closing Statement as to accounting principles, methods, policies, practices and procedures, with consistent classifications, adjustments, judgments and estimation methodologies used in the preparation of the Reference Closing Statement, which Reference Closing Statement, for the avoidance of doubt, may differ from the Company’s historic accounting principles, methods, policies, practices and procedures as set forth therein.

In preparing the Closing Date Working Capital, the respective principles, methods, policies, practices and procedures used therein for the valuation of any item of inventory or any reserves (in the form of an accrued Liability or an offset to an Asset or similar item) relating to any of the current Assets or current Liabilities, the amount of which was determined for the Reference Closing Statement by subjective estimates, shall be the same as the principles, methods, policies, practices and procedures used with respect to such items on the Reference Closing Statement and no such reserve shall be increased in calculating the Closing Date Working Capital from amounts contained in the Unaudited Balance Sheet, other than changes therein attributable to changes in facts and circumstances occurring after May 31, 2020. Notwithstanding anything to the contrary, in calculating the Closing Date Working Capital, no reserve with respect to matters described on the Sellers’ Disclosure Schedule and/or the Company Disclosure Schedule shall be added or increased beyond that set forth in the Reference Closing Statement, if any.

(f)    “Closing Payment Amount” means for each Seller, the amount opposite each such Seller’s name and identified as such Seller’s Closing Payment Amount relating to such Seller’s share of the Closing Consideration Amount, as set forth on the Closing Date Statement. From and after the Closing, on each date an amount is either (i) distributed from the Purchase Price Escrow Account due to the Sellers or (ii) otherwise to be paid to the Sellers pursuant to this Agreement, the Seller Representative shall calculate and deliver to Buyer a schedule setting forth each Seller’s allocable portion of such distribution or payment (an “Additional Payment Amount”).

(g)    “Company Cash” means, as of any date, the aggregate amount of cash and cash equivalents of the Company on hand or in bank accounts and investments held to maturity as of such date calculated in accordance with Accounting Standards; provided that Company Cash shall (i) exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit and (ii) include (A) any cash and marketable securities of the Company that collateralize (1) the Credit Documents or (2) any letters of credit or bonds of the Company and (B) any marketable securities of the Company utilized to fund the Deferred Compensation Plan; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero and the Company Cash on hand at the Closing shall in no event be less than $2,000,000 million.

(h)    “Debt” means, without duplication, the aggregate amount of: (i) all indebtedness of the Company (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon), whether or not represented by bonds, debentures, notes or other securities, for the repayment of money borrowed, (ii) all obligations of the Company to pay rent or other payment amounts under a lease of real or personal property which is classified as a capital lease on the face of the Unaudited Balance Sheet, (iii) any payment obligation of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or similar arrangement entered into for the purpose of limiting or managing interest rate risks, (iv) all indebtedness for borrowed money secured by any Lien existing on property owned by the Company, whether or not indebtedness secured thereby shall have been assumed, (v) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others the repayment of which is guaranteed by the Company, (vi) all other short-term, current and long-term Liabilities of the Company for borrowed money, (vii) all obligations of the Company to pay the deferred purchase price of property or services, excluding: (A) any trade payables arising in the ordinary course of business reflected as a Liability on the balance sheet in accordance with Accounting Standards and included in the Closing Date Working Capital and (B) any commitments to make capital expenditures to the extent such commitments are not yet due or payable and do not need to be accrued under the Accounting Standards, (viii) all obligations, contingent or otherwise, of the Company under letters of credit, surety bonds and similar instruments, in each case, solely to the extent drawn and not reimbursed, (ix) all Intercompany Payables or other obligations of the Company to any Affiliate of the Company, including to any Seller, other than compensation payments as an employee, (x) all accrued and unpaid Taxes of the Company (regardless of whether such Taxes are due and payable as of the Closing Date) with respect to all Pre-Closing Tax Periods (computed after taking into account estimated Tax payments made prior to the Closing Date and giving effect to the Transaction Deductions and the elections described in Section 6.17(c)(viii); provided that the amount set forth in this clause (x) shall not include any offsets or reductions with respect to Tax refunds and shall not be an amount less than zero for any type of Tax in any jurisdiction), and the employer portion of payroll Taxes with respect to any retention bonus (to the extent payable solely as a result of the consummation of the transaction), change of control payment, transaction bonus, discretionary bonus or other similar payment that becomes payable to any employee, officer, director, or consultant of the Company, solely as a result of the consummation of the transactions contemplated by this Agreement, and (xi) all fees, expenses, premiums, penalties, breakage costs, change of control payments or make-whole payments to the extent arising under the Credit Documents or any of the foregoing clauses (i) through (x) as a result of the Closing; provided that Debt shall exclude (A) any such Liabilities resulting solely and directly from any actions taken by the Company solely and expressly at the written request of Buyer to be effective from and after the Closing (excluding, for the avoidance of doubt, continuing to operate the Business in accordance with Section 6.1 and the other requirements of the Company pursuant to this Agreement) and (B) the Post-Close Costs.

(i)    “Deferred Compensation Payment Amount” means, for each participant in the Deferred Compensation Plan, the amount opposite each such participant’s name and identified as such participant’s Deferred Compensation Payment Amount, as set forth on the Closing Date Statement, which shall be such participant’s payment in full of its Mandatory Contribution Account (as defined in the Deferred Compensation Plan) and its Discretionary Contribution Account (as defined in the Deferred Compensation Plan), in each case, in accordance with the Deferred Compensation Plan.

(j)    “Net Deferred Compensation Payment Amount” means, (i) the aggregate Deferred Compensation Payment Amount paid to participants in the Deferred Compensation Plan, multiplied by (ii) 75%.

(k)    “Seller Representative” means Torsten Steinhaus.

(l)    “Target Working Capital” means $48.45 million.

(m)    “Transaction Costs” means all unpaid fees and expenses, as of 11:59 p.m. on the date immediately prior to the Closing Date, that have been incurred by the Company or the applicable Sellers and which are to be borne by the Company pursuant to Section 11.17 in connection with the sale of the Company, the Transaction Documents and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, including to the extent unpaid (as applicable), without duplication, (i) any brokerage commissions, finders’ fees, financial advisory fees, fees for counsel or accountants, or other advisor and service provider fees and, in each case, related costs and expenses, (ii) the amount of any retention bonus (to the extent payable solely as a result of the consummation of the transaction), change of control payment, transaction bonus, discretionary bonus or other similar payment that become payable to any employee, officer, director, or consultant of the Company, solely as a result of the consummation of the transactions contemplated by this Agreement, including without limitation any payments made pursuant to any transaction bonus agreements entered into prior to Closing, (iii) Net Deferred Compensation Payment Amount, (iv) the employer’s share of Taxes attributable to the payment of the amounts referred to in the preceding clause (ii) and (iii) above, (v) any amounts payable by the Company in connection with the release or termination of any Lien (or payoff of any Debt) required to be released pursuant to Section 2.2(g) or contemplated to be released pursuant to Section 6.20, (vi) 50% of the fees and expenses of the Escrow Agent under the Escrow Agreements, (vii) Sellers’ share of any Transfer Taxes as set forth in Section 6.17(e), (viii) 50% of the filing fee under the HSR Act or any Antitrust Laws or by any Governmental Entity pursuant to Section 6.13, and (ix) all amounts owing under the agreements terminated in accordance with Section 6.6. Notwithstanding the foregoing to the contrary, Transaction Costs shall not include any Post-Close Costs, and Buyer shall (and shall cause the Company) to take such actions as may be required to comply after the Closing with any Post-Close Costs.

(n)    In calculating the Closing Consideration Amount and the other payments and calculations to be made pursuant to Section 1.3, Section 1.4, Section 1.6, and Section 1.7, (i) the amounts of the Closing Consideration Amount, the Estimated Closing Date Working Capital, the Estimated Closing Cash Amount, the Estimated Closing Indebtedness Amount, the Estimated Transaction Costs and the Adjustment Amount (and all components thereof, as applicable) shall be determined in accordance with this Article I and/or the definitions thereof, as applicable, which amounts shall be final and binding on the Parties, and (ii) no single item shall be given duplicative effect. The calculations to be made pursuant to Section 1.6 and Section 1.7, valuations and estimates for the Closing Date Working Capital shall not reflect or take into account Type II subsequent events between the Closing Date and the date of preparation or completion of such calculation as such events are determined under generally accepted accounting standards but will take into account Type I subsequent events between the Closing Date and the date of preparation or completion of such calculation as such events are determined under generally accepted accounting standards.

1.3    Closing Date Statement. No later than five Business Days before the Closing Date, the Seller Representative shall deliver to Buyer a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:

(a)    the Company’s good faith estimate of Closing Date Working Capital (“Estimated Closing Date Working Capital”), and either (i) the amount, if any, by which such estimate exceeds Target Working Capital (any such amount, an “Estimated Working Capital Excess”) or (ii) the amount, if any, by which such estimate is less than Target Working Capital (any such amount, an “Estimated Working Capital Deficit”);

(b)    the Company’s good faith estimate of the aggregate amount of the Transaction Costs (the “Estimated Transaction Costs”) (together with the name of each payee thereof that is to receive a payment of Transaction Costs (other than the Net Deferred Compensation Payment Amount) at the Closing and, if applicable, the related invoice), and a schedule setting forth the Deferred Compensation Payment Amount for each participant in the Deferred Compensation Plan;

(c)    the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”), including a detailed itemization of the components of each of the foregoing; and

(d)    the resulting calculation of the Closing Consideration Amount.

1.4    Closing Payments. Subject to Section 1.5, at the Closing, Buyer shall pay, or shall cause the Company to pay, the following payments:

(a)    an amount in cash equal to the Closing Consideration Amount as follows: (i) to each Seller, such Seller’s Closing Payment Amount, and (ii) to the Seller Representative, the Seller Representative Reserve Amount;

(b)    to the Escrow Agent, the Purchase Price Escrow Amount, the Indemnification Escrow Amount, the Scheduled Matter Escrow Amount and the Deferred Purchase Price Escrow Amount;

(c)    to the “holder” and/or “lender,” as applicable, under each of the Credit Documents, an amount in cash equal to the respective, aggregate amount of Debt outstanding under such Credit Document at Closing; and

(d)    to each payee thereof, an amount in cash equal to such payee’s applicable portion of the Transaction Costs (other than the Net Deferred Compensation Payment Amount) and the Deferred Compensation Payment Amount.

1.5    Mechanics of Payments. All cash payments under or pursuant to this Agreement shall be made by wire transfer of immediately available funds to one or more accounts designated by the payee thereof. Such accounts shall be designated, at the latest, no fewer than two Business Days prior to the Closing Date.

1.6    Post-Closing Purchase Price Determination.

(a)    After Closing, Buyer shall prepare and, within 90 days after the Closing Date, Buyer shall deliver to the Seller Representative, a statement (together with reasonable supporting documentation) setting forth Buyer’s determination of (i) Closing Date Working Capital, (ii) Closing Date Cash, (iii) Closing Date Indebtedness and (iv) the Transaction Costs (the “Purchase Price Adjustment Statement”), including a detailed itemization of the components of each of the foregoing clauses (i) – (iv). If Buyer does not so timely deliver the Purchase Price Adjustment Statement to the Seller Representative, at the election of the Seller Representative in its sole discretion and in good faith, the Seller Representative may determine that the calculations of Closing Date Working Capital, Closing Date Cash, Closing Date Indebtedness and Transaction Costs shall be equal to the Seller Representative’s estimates of such amounts as set forth on the Closing Date Statement, and if so elected, such amounts shall be final and binding on the Parties for all purposes hereunder and shall be deemed to be the final calculations in the Final Purchase Price Adjustment Statement.

(b)    If the Seller Representative disagrees with the Purchase Price Adjustment Statement, the Seller Representative shall notify Buyer in writing of such disagreement within 30 days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof (a “Purchase Price Dispute Notice”). Any component of Buyer’s Purchase Price Adjustment Statement that is not the subject of an objection by the Seller Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the Seller Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by Buyer to the Seller Representative, shall be the Final Purchase Price Adjustment Statement. If the Seller Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.6(c). Within five Business Days of receipt by Buyer of the Purchase Price Dispute Notice, if the balance of the Purchase Price Escrow Account exceeds the aggregate amount of the Disputed Amounts plus any amounts agreed by the Parties pursuant to this Section 1.6 that would, as of such time, result in a negative Adjustment Amount, Buyer and the Seller Representative shall provide joint written instructions to the Escrow Agent to distribute promptly from the Purchase Price Escrow Account such amount to the Equity Sellers in accordance with the percentages set forth on Schedule A.

(c)    Buyer and the Seller Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If Buyer and the Seller Representative are unable to resolve all Disputed Amounts within 20 days after delivery of the Seller Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to Deloitte & Touche LLP (such firm, or another firm determined pursuant to this Section 1.6, the “Accounting Arbitrator”) within 15 days after the end of such 20-day period. If Deloitte & Touche LLP has any material relationship with Buyer, the Seller Representative or any of their respective Affiliates, or is otherwise unwilling or unable to serve, Buyer and the Seller Representative shall jointly appoint as the Accounting Arbitrator a different nationally recognized firm of independent certified public accountants, which does not have any material relationship with Buyer, the Seller Representative or any of their respective Affiliates. If Buyer and the Seller Representative are unable to agree upon an alternative Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York (which does not have any material relationship with Buyer, the Seller Representative or any of their respective Affiliates). The Seller Representative and Buyer shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts, which Buyer and the Seller Representative have been unable to resolve. The Accounting Arbitrator will act as an arbitrator (not an expert) and may select as a resolution the position of either Buyer or the Seller Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. Except as otherwise set forth in this Section 1.6(c), the Accounting Arbitrator may conduct such proceedings as the Accounting Arbitrator believes, in its sole discretion, will assist in the determination of the disputed items; provided, however, that, except as Buyer and the Seller Representative may otherwise agree, all communications between Buyer and the Seller Representative or any of their respective representatives, on the one hand, and the Accounting Arbitrator, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating party. The Accounting Arbitrator shall deliver to Buyer and the Seller Representative, as promptly as practicable, and in any event within 45 days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by Buyer and the Seller Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by Buyer and the Seller Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article I), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by Buyer, on the one hand, and the Sellers, on the other hand, based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the Seller Representative’s position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by the Sellers.

(d)    Following the Closing Date, Buyer shall cause the Company to permit the Seller Representative and its counsel, accountants and other advisors reasonable access (during normal business hours upon reasonable notice, with the right to make copies) to the financial and other relevant books and records of the Company (including the Company’s accounting working papers in the Company’s possession), and cause the personnel of the Company to cooperate with the Seller Representative and its representatives to the extent reasonably required (including by making personnel of the Company and its and their relevant representatives available to the Seller Representative and its representatives), in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.6.

1.7    Post-Closing Adjustment Amount.

(a)    The “Adjustment Amount,” which may be positive or negative, shall mean (i) Closing Date Working Capital as reflected on the Final Purchase Price Adjustment Statement minus the Estimated Closing Date Working Capital as reflected on the Closing Date Statement, plus (ii) the Estimated Closing Indebtedness Amount as reflected on the Closing Date Statement minus the Closing Date Indebtedness as reflected on the Final Purchase Price Adjustment Statement, plus (iii) the Closing Date Cash as reflected on the Final Purchase Price Adjustment Statement minus the Estimated Closing Cash Amount as reflected on the Closing Date Statement, plus (iv) the Estimated Transaction Costs as reflected on the Closing Date Statement minus the Transaction Costs as reflected on the Final Purchase Price Adjustment Statement.

(b)    If the Adjustment Amount is a positive number or zero, then:

(i)    Buyer and the Seller Representative shall provide joint written instructions to the Escrow Agent to distribute promptly from the Purchase Price Escrow Account all of the funds contained therein to the Equity Sellers in accordance with the percentages set forth on Schedule A; and

(ii)    Buyer shall promptly pay the Adjustment Amount to the Equity Sellers in accordance with the percentages set forth on Schedule A.

(c)    If the Adjustment Amount is a negative number, then Buyer and the Seller Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:

(i)    to Buyer, an amount equal to the lesser of: (A) the balance of the Purchase Price Escrow Account, or (B) the absolute value of the Adjustment Amount; and

(ii)    if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, the Escrow Agent shall distribute the remainder of the funds in the Purchase Price Escrow Account to the Equity Sellers in accordance with the percentages set forth on Schedule A.

(d)    To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, then the amount in excess of the Purchase Price Escrow Amount shall be paid promptly by the Sellers to Buyer, in accordance with the percentages set forth on Schedule A.

(e)    Any amounts payable pursuant to this Section 1.7 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two Business Days after final determination pursuant to Section 1.6 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.

(f)    The Sellers and Buyer agree to treat any payment made pursuant to this Section 1.7 as an adjustment to the purchase price allocable to the Equity Sellers pursuant to Schedule A for federal, state, local and non-U.S. Income Tax purposes.

(g)    Except as set forth in Section 1.6, Section 1.7 and Article VIII, neither Buyer nor any Seller shall have any right to make any claim against the other Party under this Agreement in respect of the Adjustment Amount, the Final Purchase Price Adjustment Statement or the other payments and calculations to be made pursuant to Section 1.3, Section 1.4, Section 1.6 and Section 1.7. For the avoidance of doubt, the provisions of Section 1.6, Section 1.7 and Article VIII provide the sole and exclusive remedy of the Parties with respect to the matters that are or that may be addressed through such sections; provided, for the avoidance of doubt, that either Party may seek specific performance or take other necessary legal action to enforce such provisions.

1.8    Escrowed Portion of the Purchase Price. For the purpose of (a)(i) securing Sellers’ obligations under Sections 1.6 and 1.7, Buyer shall deliver $2,000,000 in cash (the “Purchase Price Escrow Amount”) at the Closing, to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”), which will be designated and administered by the Escrow Agent pursuant to the escrow agreement to be in substantially the form attached hereto as Exhibit C-1 (the “Company Escrow Agreement”), (ii) securing Sellers’ obligations under Article VIII, Buyer shall deliver $3,000,000 in cash (the “Indemnification Escrow Amount”) at the Closing, to the Escrow Agent by wire transfer of immediately available funds to the Indemnity Escrow Account, which will be designated and administered by the Escrow Agent pursuant to the Company Escrow Agreement, and (iii) securing Sellers’ obligations under Article VIII with respect to the Scheduled Matter, Buyer shall deliver the Scheduled Matter Escrow Amount in cash at the Closing, to the Escrow Agent by wire transfer of immediately available funds to the Scheduled Matter Escrow Account, which will be designated and administered by the Escrow Agent pursuant to the Company Escrow Agreement, and (b) securing Buyer’s obligations to pay a portion of the Purchase Price to KD Seller in accordance with Section 1.11, Buyer shall deliver $6,000,000 in cash at the Closing (the “Deferred Purchase Price Escrow Amount”), to the Escrow Agent by wire transfer of immediately available funds to an account (the “Deferred Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the escrow agreement to be in substantially the form attached hereto as Exhibit C-2 (the “Deferred Purchase Price Escrow Agreement”). The Company Escrow Agreement will provide, among other things, that (i) the Purchase Price Escrow Amount held in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.6 and Section 1.7, (ii) the Indemnification Escrow Amount held in the Indemnity Escrow Account will be used as a source of payment for certain indemnification obligations of the Sellers under Article VIII, and (iii) the Scheduled Matter Escrow Amount held in the Scheduled Matter Escrow Account will be used as a source of payment for indemnification obligations of the Sellers under Article VIII with respect to the Scheduled Matter. The Deferred Purchase Price Escrow Agreement will provide, among other things, that the Deferred Purchase Price Escrow Amount held in the Deferred Purchase Price Escrow Account will be released in accordance with the amounts and provisions provided in Section 1.11. The Sellers and Buyer agree that the Deferred Purchase Price Escrow Amount is (x) maintained to protect Buyer’s significant investment in the Company, (y) part of, and inseparable from, the overall purchase consideration paid for the Company, and (z) is not compensatory in nature and the Employment Agreement is the sole compensatory arrangement involving KD Seller and the Company (and Buyer) with respect to the post-Closing period. For the avoidance of doubt, the Sellers and Buyer agree to treat any portion of the Deferred Purchase Price Escrow Amount released from the Deferred Purchase Price Escrow Account in accordance with Section 1.11 as an adjustment to the purchase price allocable to KD Seller’s Common Stock in accordance with Schedule A for federal, state, local and non-U.S. Income Tax purposes, and neither the Sellers nor Buyer shall take any position during the course of any audit or other proceeding inconsistent with such treatment unless required by applicable Law.

1.9    Withholdings. Notwithstanding any other provision in this Agreement, Buyer, the Company and the Escrow Agent may deduct and withhold any Taxes from any payments to be made pursuant to this Agreement (“Withholdings”) as it reasonably determines it is required to deduct and withhold, shall collect any necessary forms or other information related thereto, shall timely pay over to the applicable Governmental Entity any such amounts deducted or withheld, and shall comply with all applicable reporting obligations with respect thereto. To accomplish any such Withholding for employees of the Company, any such payment subject to Withholdings shall be made through the payroll system of the Company after reduction in respect of such payment for applicable Withholding. To the extent that any such amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and Withholding was made. For the avoidance of doubt, Buyer shall make a Withholding with respect to any amounts attributable to the purchase of the HPS Transferred Real Property from HPS. If Buyer determines it is required to make any other Withholding (other than (i) as a result of the failure to provide the certificates required under Section 2.2(l) or Section 2.2(m) or (ii) with respect to any payment that is compensatory in nature), it shall give prompt notice to the Seller Representative and cooperate with the Seller Representative in good faith to reduce or mitigate such withholding.

1.10    Deferred Compensation. On or prior to the Closing, the Company will terminate, or cause to be terminated, the Deferred Compensation Plan in accordance with Code Section 409A, with the effectiveness of such termination to be concurrent with the Closing. The Seller Representative shall give Buyer prompt notice of such actions taken pursuant to this Section 1.10.

1.11    Deferred Purchase Price Escrow Amount. The Closing Payment Amount due to KD Seller under this Agreement shall not include the Deferred Purchase Price Escrow Amount, which will be distributed to KD Seller as described in this Section 1.11.

(a)    Over the three-year period following the Closing Date, interest will accrue on the Deferred Purchase Price Escrow Amount to be payable to KD Seller on each anniversary of the Closing Date, provided KD Seller has remained employed with Silva through the applicable anniversary date and all other conditions in this Section 1.11 have been met by KD Seller. Interest will be calculated as a simple interest rate as follows:

(i)    On the first anniversary of the Closing Date, 3% of the Deferred Purchase Price Escrow Amount.

(ii)    On the second anniversary of the Closing Date, 5% of the Deferred Purchase Price Escrow Amount.

(iii)    On the third anniversary of the Closing Date, 10% of the Deferred Purchase Price Escrow Amount.

(b)    The Deferred Purchase Price Escrow Amount and interest accrued thereon shall be distributed to KD Seller as follows:

(i)    Provided KD Seller has remained employed with the Company through the applicable anniversary date and all other conditions herein have been met by KD Seller, the annual interest payment will be paid to KD Seller by Buyer in a single lump-sum payment within 30 days following the applicable anniversary date.

(ii)    If KD Seller remains employed with the Company through the third anniversary of the Closing Date, the Deferred Purchase Price Escrow Amount will be distributed to KD Seller from the Deferred Purchase Price Escrow Account within five days following the third anniversary of the Closing Date.

(iii)    If, prior to the third anniversary of the Closing Date, the Company terminates KD Seller’s employment without Cause or KD Seller resigns with Good Reason, the Deferred Purchase Price Escrow Amount and any unpaid annual interest payment under Section 1.11(a) (with interest for the year of termination calculated on a pro rata basis through KD Seller’s separation from service) will be, in respect of such interest payment, paid to KD Seller by Buyer in a single lump-sum payment within 30 days following KD Seller’s separation from service and, in respect of the Deferred Purchase Price Escrow Amount, distributed to KD Seller from the Deferred Purchase Price Escrow Account within five days following KD Seller’s separation from service. KD Seller will forfeit any additional annual interest payments due to be payable after KD Seller’s separation from service.

(iv)    If, prior to the third anniversary of the Closing Date, the Company terminates KD Seller’s employment for Cause, (A) KD Seller will forfeit recovery of $3 million from the Deferred Purchase Price Escrow Amount, (B) the remaining $3 million from the Deferred Purchase Price Escrow Amount will be distributed to KD Seller from the Deferred Purchase Price Escrow Account within five days following KD Seller’s separation from service, and (C) KD Seller will forfeit any annual interest payments due to be payable for the year of KD Seller’s separation from service and any period thereafter.

(v)    If, prior to the third anniversary of the Closing Date, KD Seller resigns without Good Reason, (A) the entire Deferred Purchase Price Escrow Amount will be forfeited, (B) KD Seller shall not be entitled to any distribution from the Deferred Purchase Price Escrow Account, and (C) KD Seller will forfeit any annual interest payments due to be payable for the year of KD Seller’s separation from service and any period thereafter.

(c)    Upon the Deferred Purchase Price Escrow Amount (or a portion thereof) becoming due to KD Seller under this Section 1.11, each of Buyer and the Company shall execute joint written instructions to the Escrow Agent to distribute promptly from the Deferred Purchase Price Escrow Account the Deferred Purchase Price Escrow Amount to be distributed to KD Seller in accordance with this Section 1.11.

(d)    KD Seller agrees to report the full Closing Payment Amount due KD Seller, including the Deferred Purchase Price Escrow Amount, less KD Seller’s tax basis, as realized gain on a capital asset for the year in which the Closing Date occurs and to pay the applicable Income Tax with respect to such realized capital gain with KD Seller’s Income Tax returns for the taxable year in which the Closing Date occurs. Neither KD Seller nor Buyer shall take any position during the course of any audit or other proceeding inconsistent with such treatment unless required by applicable Law.

ARTICLE II

CLOSING

2.1    Time and Place of Closing. Unless otherwise agreed to by the Seller Representative and Buyer, the Closing will occur on the date that is the later of (a) three Business Days after the date on which all conditions to Closing (other than conditions the fulfillment of which is to occur at the Closing) are satisfied or waived and (b) October 1, 2020, or such other date as the Parties may mutually agree in writing. The Closing shall take place either (i) at the offices of Winston & Strawn LLP, in Chicago, Illinois or (ii) remotely by electronic exchange of Closing documents and signatures. The date upon which the Closing actually occurs is referred to as the “Closing Date.” Notwithstanding anything in this Agreement to the contrary, if the Closing occurs, the Closing shall be deemed to be effective as of 12:01 a.m. local time on the Closing Date.

2.2    Deliveries at Closing. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Parties shall consummate the following transactions:

(a)    Buyer shall deliver the payments specified in Section 1.4;

(b)    each Seller shall deliver to Buyer the stock certificates representing the shares of Common Stock owned by such Seller either duly endorsed for transfer in favor of Buyer or accompanied by a duly executed stock power, which shares of Common Stock represent all of the Purchased Shares;

(c)    the Company shall deliver a certificate, dated as of the Closing Date, executed by a duly authorized signatory of the Company, certifying that attached thereto is: (i) a true, accurate and complete copy of the certificate of good standing or certificate of existence, as applicable, issued by the Secretary of State of the State of Illinois, dated as of a recent date prior to the Closing Date and certifying that the Company is validly existing and in good standing under the Laws of the State of Illinois, (ii) a true, accurate and complete copy of the articles of incorporation of the Company, as in effect on the Closing Date, certified by the Secretary of the State of Illinois as of a recent date prior to the Closing Date, (iii) a true, accurate and complete copy of the bylaws of the Company, as in effect on the Closing Date, and (iv) a true, accurate and complete copy of the resolutions of the board of directors of the Company duly authorizing the execution, delivery and performance by the Company of the transactions contemplated by this Agreement, the Transaction Documents and any other agreement, document or certificate to be delivered by the Company hereunder on the Closing Date with respect to the transactions set forth in this Agreement, and that such resolutions are in full force and effect as of the Closing Date; provided, that in the event the Company, despite its commercially reasonable efforts, is unable to obtain the certificates in clauses (i) and (ii) from the Secretary of State of Illinois as of a recent date prior to the Closing Date as a result of Covid-19 closures or delays, the Company may attach such certificates as of a recent date, but in no event prior to the date of this Agreement, in lieu thereof and, in each case, this deliverable shall be deemed satisfied in all respects;

(d)    DDS shall deliver a certificate, dated as of the Closing Date, executed by a duly authorized signatory of DDS, certifying that attached thereto is: (i) a true, accurate and complete copy of the certificate of existence issued by the Secretary of State of the State of Illinois, dated as of a recent date prior to the Closing Date and certifying that DDS is validly existing and in good standing under the Laws of the State of Illinois, (ii) a true, accurate and complete copy of the formation documents of DDS, as in effect on the Closing Date, certified by the Secretary of the State of Illinois as of a recent date prior to the Closing Date, (iii) a true, accurate and complete copy of the other organizational documents of DDS, as in effect on the Closing Date, and (iv) a true, accurate and complete copy of the resolutions of DDS duly authorizing the execution, delivery and performance by DDS of the transactions contemplated by this Agreement, the Transaction Documents and any other agreement, document or certificate to be delivered by DDS hereunder on the Closing Date with respect to the transactions set forth in this Agreement, and that such resolutions are in full force and effect as of the Closing Date; provided, that in the event DDS, despite its commercially reasonable efforts, is unable to obtain the certificates in clauses (i) and (ii) from the Secretary of State of Illinois as of a recent date prior to the Closing Date as a result of Covid-19 closures or delays, DDS may attach such certificates as of a recent date, but in no event prior to the date of this Agreement, in lieu thereof and, in each case, this deliverable shall be deemed satisfied in all respects;

(e)    Holdco Seller shall deliver a certificate, dated as of the Closing Date or a recent date prior to Closing Date (at the latest three bank working days in Frankfurt am Main, Germany), executed by a German notary public, certifying (i) that Holdco Seller is duly registered as a limited corporation under No. HRB 709662 with the trade register of the local court of Mannheim, Germany; (ii) as to the registered share capital of Holdco Seller, and (iii) that HPS is the Geschäftsführer (director) of Holdco Seller, with the authority to represent Holdco Seller in legal matters. Holdco Seller shall deliver further a true, accurate and complete copy of the resolutions of Holdco Seller duly authorizing the execution, delivery and performance by Holdco Seller of the transactions contemplated by this Agreement, the Transaction Documents and any other agreement, document or certificate to be delivered by Holdco Seller hereunder on the Closing Date with respect to the transactions set forth in this Agreement. Notwithstanding the foregoing, in the event Holdco Seller, despite its commercially reasonable efforts, is unable to obtain the certificate executed by a German notary public as of a recent date prior to the Closing Date as a result of Covid-19 closures or delays, Holdco Seller may attach such certificate as of a recent date, but in no event prior to the date of this Agreement, in lieu thereof and, in each case, this deliverable shall be deemed satisfied in all respects;

(f)    the Seller Representative shall deliver to Buyer evidence reasonably satisfactory to Buyer that the Company will, after giving effect to the payments contemplated by Section 1.4, be released from any obligations under the Credit Documents, including payoff letters duly executed by each holder of Debt under the Credit Documents indicating that upon payment of such Debt amount specified in such payoff letters (i) all outstanding payment obligations of the Company arising under or related to such Debt shall be, or has been, repaid and extinguished in full and (ii) any and all Liens and other security interests securing any such obligations shall be thereupon terminated and released, and such Person shall agree to deliver Uniform Commercial Code termination statements (and shall authorize the Company (or its designee) to file such Uniform Commercial Code termination statements) and such other documents or endorsements necessary to release any Liens related to such Debt;

(g)    the Company shall deliver, other than as addressed pursuant to Section 2.2(f), evidence reasonably satisfactory to Buyer of the release of all Liens set forth on Company Disclosure Schedule 2.2(g);

(h)    Buyer shall deliver to the Seller Representative a copy of the Escrow Agreement duly executed by it and by the Escrow Agent;

(i)    the Seller Representative shall deliver to Buyer a copy of the Escrow Agreement duly executed by the Seller Representative on behalf of the Sellers;

(j)    the Seller Representative shall deliver to Buyer (i) a Special Warranty Deed for the HPS Transferred Real Property duly executed by HPS and the Company, (ii) evidence of the termination of the HPS Related Party Lease, (iii) a copy of the Assignment and Assumption Agreement, in substantially the form attached hereto as Exhibit D-1 (the “HPS Assignment and Assumption Agreement”) , duly executed by HPS and the Company, and (iv) an owner’s affidavit regarding parties in possession and mechanics’ and materialmen’s’ Liens in the form attached hereto as Exhibit E, duly executed by HPS;

(k)    the Seller Representative shall deliver to Buyer (i) one or more Special Warranty Deed(s) for the DDS Transferred Real Property duly executed by DDS and the Company, (ii) evidence of the termination of the DDS Related Party Leases, (iii) a copy of the Assignment and Assumption Agreement, in substantially the form attached hereto as Exhibit D-2 (the “DDS Assignment and Assumption Agreement”), duly executed by DDS and the Company, and (iv) an owner’s affidavit regarding parties in possession and mechanics’ and materialmen’s’ liens in the form attached hereto as Exhibit E, duly executed by DDS;

(l)    DDS, KD Seller and SD Seller shall each deliver to Buyer a certificate of non-foreign status conforming to the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations or Section 1.1445-2(b)(2)(v) of the Proposed Treasury Regulations, certifying that each such party is not a foreign person within the meaning of Section 1445 of the Code;

(m)    the Company shall deliver (i) to Buyer a statement conforming to the requirements of Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations, and (ii) to the Internal Revenue Service a notice conforming to the requirements of Section 1.897-2(h)(2);

(n)    with respect to each Potential Parachute Payment (as described in Section 6.17(j)), evidence reasonably satisfactory to Buyer that (i) the requisite approval of such payments pursuant to a shareholder vote that complies in all respects with the requirements set forth in Section 280G(b)(5)(B) of the Code and the applicable Treasury Regulations thereunder and as described in Section 6.17(j), or (ii) such shareholder approval vote was not obtained, and as a consequence such Potential Parachute Payments will not be paid;

(o)    the Company shall deliver all of the Books and Records of the Company, other than to the extent protected by attorney-client privilege or work product as described in Section 11.19; provided, that the Company having physical possession or access to such Books and Records at, or through its employees continuing Post-Closing, its headquarters location shall be deemed to satisfy such delivery obligation;

(p)    the Company shall deliver duly executed letters evidencing the written resignations of all members of the Company’s board of directors, effective as of the Closing or, to the extent that such resignations are not obtained, the Seller Representative shall provide Buyer with evidence of removal of such Persons in a form reasonably acceptable to Buyer, effective upon the Closing;

(q)    the Company shall deliver evidence of the termination of each of the agreements described in Company Disclosure Schedule 6.6, in form and substance reasonably acceptable to Buyer;

(r)    the Company shall deliver the duly executed D&O and EPL Tail Policy;

(s)    each Seller and the Company shall deliver to Buyer the various certificates, instruments and documents required by Section 7.2; and

(t)    Buyer shall deliver to the Seller Representative the various certificates, instruments and documents required by Section 7.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as disclosed on the Sellers’ Disclosure Schedule as contemplated by Section 11.16(e), the Sellers (solely to the extent expressly specified), severally and not jointly, represent and warrant to Buyer, as of the date hereof, as follows:

3.1    Organization and Power. Such Seller, if an entity, is a duly organized entity of the type set forth on Sellers’ Disclosure Schedule 3.1 and is validly existing under the Laws of its jurisdiction of formation and has all requisite, right power and authority to own, operate or lease the properties and assets now owned, operated or leased and to carry on its business as now being conducted.

3.2    Authorization of Transactions. Such Seller, if an entity, has all necessary power and authority and, if an individual, has all necessary authority and legal capacity, to execute and deliver this Agreement. Except for any filings and approvals contemplated by Section 7.1(a), such Seller, if an entity, has all necessary power and authority and, if an individual, all necessary authority and legal capacity, to execute and deliver all other Transaction Documents to which such Seller, is or will be a party, and to perform its obligations hereunder and thereunder. The execution and delivery by such Seller of this Agreement and each other Transaction Document to which such Seller is or will be a party and the consummation by such Seller of the transactions described herein and therein to be consummated by such Seller have been duly authorized by all necessary action of such Seller. This Agreement and all other Transaction Documents to which such Seller, is or will be a party have been, or will be at Closing, duly executed and delivered by such Seller, and, assuming the due authorization, execution and delivery hereof and thereof by the parties thereto other than such Seller, constitute or, upon execution and delivery, will constitute the legal, valid and binding agreements of such Seller, enforceable against such Seller, in accordance with their respective terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and limitations on the availability of equitable remedies.

3.3    Absence of Conflicts. The execution, delivery and performance by such Seller of this Agreement and the other Transaction Documents to which it is or will be a party do not, and the consummation of the transactions contemplated herein and therein will not, subject to obtaining the consents, approvals, authorizations and permits and making the filings set forth on Company Disclosure Schedule 4.3(c), (a) if such Seller is an entity, violate, conflict with, or result in any breach or default of, any of the terms, conditions or provisions of such Seller’s organizational documents, (b) violate any Applicable Law or any Governmental Order applicable to such Seller or by which or to which any portion of such Seller’s properties or assets is bound or subject, (c) result in the creation or imposition of any Lien upon any properties or assets of such Seller, in each case that would materially adversely affect the ability of such Seller to timely consummate any of the transactions contemplated hereby, or (d) require the authorization, consent, notice, approval or other action by any Person. No Consent, registration or declaration of, or filing with, any Governmental Entity is required by such Seller in connection with the execution, delivery and performance by such Seller of this Agreement and the other Transaction Documents to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby, except for (A) such filings in connection with any state or local Tax authority, if any, (B) such other filings and consents as may be required under any environmental, health or safety Law or regulation pertaining to any notification, disclosure or required approval necessitated by the transactions contemplated in this Agreement and the other Transaction Documents to which the Company is or will be a party and (C) the applicable requirements under the HSR Act and any other applicable Antitrust Laws.

3.4    Ownership of all of the Common Stock. As of immediately prior to Closing, as applicable, (a) HoldCo Seller is the beneficial and record owner of, and has good, valid and marketable title to, 5,586 shares of Common Stock, free and clear of any and all Liens, (b) KD Seller is the beneficial and record owner of, and has good, valid and marketable title to, 3,377 shares of Common Stock, free and clear of any and all Liens, and (c) SD Seller is the beneficial and record owner of, and has good, valid and marketable title to, 1,837 shares of Common Stock, free and clear of any and all Liens. Such Seller has full power, right and authority to sell, transfer, assign and deliver such shares of Common Stock as provided in this Agreement. At the Closing, Buyer will acquire good, valid and marketable title to and beneficial and record ownership from such Equity Seller of all of the Common Stock owned by such Equity Seller free and clear of all Liens other than Liens that may arise or exist under applicable securities laws or that are created by Buyer. No Seller is a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement and the Shareholders’ Agreement) that would require the sale, transfer or other disposal of any ownership interest of the Company. All transfers of shares of Common Stock by any Equity Seller or any former shareholder were made in compliance with all applicable Laws, and except for consents that have been obtained by any Equity Seller or any former shareholder, as applicable, no consent by any Person in connection with such transfer was required. With respect to Holdco Seller, either (i) the value of the shares of Common Stock (1) beneficially owned by HPS and (2) transferred to a third Person (including directly or indirectly owned or controlled entities of HPS) in 2010 (the “2010 Common Stock Transfers”) represented less than 90% of the actual value at that time of the total assets of HPS (including HPS’ retained shares of Common Stock that were not transferred) that he owned at that time or (ii) as of the Closing, HPS has obtained the spousal consent required under Section 1365 of the German Civil Code in connection with the 2010 Common Stock Transfers.

3.5    HPS Transferred Real Property. At the Closing, the Company on behalf of Buyer will acquire the HPS Transferred Real Property from HPS free and clear of all Liens, other than Permitted Encumbrances and Liens that are created by Buyer. Except for the HPS Transferred Real Property, HPS does not own any real property where the Business is conducted. Except as set forth on Company Disclosure Schedule 4.6(a)(i) and in the HPS Title Policy, HPS has good and indefeasible, fee simple title in and to the HPS Transferred Real Property, free and clear of all Liens other than Permitted Encumbrances. HPS has sufficient title to such easements, rights of way and other rights appurtenant to each of the HPS Transferred Real Property as are necessary to permit ingress and egress to and from the HPS Transferred Real Property to a public way. There are no matters that would be shown on an ALTA/NSPS survey of the HPS Transferred Real Property that individually or in the aggregate materially impair the current use and operation of the HPS Transferred Real Property. The material improvements on the HPS Transferred Real Property have access to such sewer, water, gas, electric, telephone and other utilities as are necessary to allow the Business of the Company operated thereon to be operated in the ordinary course as currently operated. Except as set forth on Company Disclosure Schedule 4.6(a)(i), the material improvements located on the HPS Transferred Real Property are in sufficiently good condition (except for ordinary wear and tear and any latent defects) to allow the Business of the Company to be operated in the ordinary course as currently operated. The current use of the HPS Transferred Real Property by the Company does not violate in any material respect any restrictive covenants of record affecting any of the HPS Transferred Real Property. The HPS Transferred Real Property is not subject to any lease or other rights of use or occupancy, except the lease set forth on Company Disclosure Schedule 4.6(a)(i), which will be terminated at Closing. There are no pending or, to the Knowledge of the Company, threatened condemnation or appropriation Proceedings relating to the HPS Transferred Real Property or other legal matters affecting adversely, in any material respect, the current use, occupancy or value thereof. The HPS Transferred Real Property has received all permits required in connection with the current occupation or operation thereof and shall have been operated and maintained in accordance with Applicable Law. There are no material improvements necessary to use the HPS Transferred Real Property to conduct the Business of the Company as it is currently being conducted. Except for Permitted Encumbrances and as set forth on Company Disclosure Schedule 4.6(a)(i), there is no Person (other than the Company) in possession of any portion of the HPS Transferred Real Property. The conveyance of the HPS Transferred Real Property will not require the consent of any other Person. The HPS Transferred Real Property and its current use, occupancy, and operation by the Company and the improvements located thereon do not constitute a nonconforming (other than legal nonconforming) use or structure under, and are not in violation of, any applicable building, zoning, subdivision, or other land use or similar Law, does not encroach upon any real property of, or easement held by, any other Person in a manner that is not otherwise permitted, and does not violate any Permitted Encumbrance thereto in any material respect. During the past three years there has been no destruction, damage or casualty with respect to the HPS Transferred Real Property that has not been restored.

3.6    DDS Transferred Real Property.    At the Closing, the Company on behalf of Buyer will acquire the DDS Transferred Real Property from DDS free and clear of all Liens, other than Permitted Encumbrances and Liens that are created by Buyer. Except for the DDS Transferred Real Property, DDS does not own any real property where the Business is conducted. Except as set forth on Company Disclosure Schedule 4.6(a)(ii) and in the DDS Title Policy, DDS has good and indefeasible, fee simple title in and to the DDS Transferred Real Property, free and clear of all Liens other than Permitted Encumbrances. DDS has sufficient title to such easements, rights of way and other rights appurtenant to each of the DDS Transferred Real Property as are necessary to permit ingress and egress to and from the DDS Transferred Real Property to a public way. There are no matters that would be shown on an ALTA/NSPS survey of the DDS Transferred Real Property that individually or in the aggregate materially impair the current use and operation of the DDS Transferred Real Property. The material improvements on the DDS Transferred Real Property have access to such sewer, water, gas, electric, telephone and other utilities as are necessary to allow the Business of the Company operated thereon to be operated in the ordinary course as currently operated. Except as set forth on Company Disclosure Schedule 4.6(a)(ii), the material improvements located on the DDS Transferred Real Property are in sufficiently good condition (except for ordinary wear and tear and any latent defects) to allow the Business of the Company to be operated in the ordinary course as currently operated. The current use of the DDS Transferred Real Property by the Company does not violate in any material respect any restrictive covenants of record affecting any of the DDS Transferred Real Property. The DDS Transferred Real Property is not subject to any lease or other rights of use or occupancy, except the leases set forth on Company Disclosure Schedule 4.6(a)(ii), each of which will be terminated at Closing. There are no pending or, to the Knowledge of the Company, threatened condemnation or appropriation Proceedings relating to the DDS Transferred Real Property or other legal matters affecting adversely, in any material respect, the current use, occupancy or value thereof. The DDS Transferred Real Property has received all permits required in connection with the current occupation or operation thereof and shall have been operated and maintained in accordance with Applicable Law. There are no material improvements necessary to use the DDS Transferred Real Property to conduct the Business of the Company as it is currently being conducted. Except for Permitted Encumbrances and as set forth on Company Disclosure Schedule 4.6(a)(ii), there is no Person (other than the Company) in possession of any portion of the DDS Transferred Real Property. The conveyance of the DDS Transferred Real Property will not require the consent of any other Person. The DDS Transferred Real Property and its current use, occupancy, and operation by the Company and the improvements located thereon do not constitute a nonconforming (other than legal nonconforming) use or structure under, and are not in violation of, any applicable building, zoning, subdivision, or other land use or similar Law, does not encroach upon any real property of, or easement held by, any other Person in a manner that is not otherwise permitted, and does not violate any Permitted Encumbrance thereto in any material respect. During the past three years there has been no destruction, damage or casualty with respect to the DDS Transferred Real Property that has not been restored.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed on the Company Disclosure Schedule as contemplated by Sections 11.16(b) and (c), each Seller, jointly and severally, represents and warrants to Buyer, as of the date hereof, as follows. For purposes of the representations and warranties set forth in Sections 4.10, 4.12 and 4.14, the Transferred Real Property shall be deemed to be an asset of the Company as of the date hereof.

4.1    Corporate Organization, Power and Authorizations.

(a)    The Company is a corporation, duly organized and validly existing under the Laws of the State of Illinois. The Company has all requisite corporate right, power and authority to own, lease and operate its Assets and properties and to carry on its Business as now being conducted. The Company has delivered or otherwise made available to Buyer or its representatives in the electronic data room of the Company true and complete copies of its articles of incorporation and bylaws, as amended and in effect.

(b)    The Company is duly qualified or licensed to transact business as a foreign entity and is in good standing in each of those jurisdictions set forth on Company Disclosure Schedule 4.1, which constitute all of the jurisdictions in which the nature of the business it is conducting, or the operation, ownership or leasing of its Assets or properties, makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect. The Company has not qualified or registered, and is not required to qualify or register, in any jurisdiction a d/b/a or fictitious name.

4.2    Authorization of Transactions. Except for any filings and approvals contemplated by Section 7.1(a), (i) the Company has all necessary corporate right, power and authority to execute and deliver this Agreement and all other Transaction Documents to which the Company is or will be a party and to perform its obligations hereunder and thereunder and (ii) the execution, delivery and performance by the Company of this Agreement and all other Transaction Documents to which the Company is or will be a party and the consummation of the transactions described in this Agreement have been duly authorized by the Company’s board of directors and no other proceeding or action on the part of the Company is necessary to approve and authorize the Company’s execution and delivery of this Agreement and any other Transaction Document to which the Company is or will be a party or the performance of the Company’s obligations hereunder or thereunder. This Agreement and all other Transaction Documents to which the Company is or will be a party have been, or will be at Closing, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by the parties thereto other than the Company, constitute or, upon execution and delivery, will constitute the legal, valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and limitations on the availability of equitable remedies.

4.3    Capital Structure.

(a)    As of the date of this Agreement, the authorized shares of capital stock of the Company consists solely of 50,000 shares of Common Stock, par value $10.00 per share, of which (i) 10,800 shares of Common Stock are issued and outstanding and (ii) no shares of capital stock of the Company are issued and held by the Company in treasury. The Purchased Shares represent all of the issued and outstanding shares of capital stock of the Company. No bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into or exercisable or exchangeable for, securities having the right to vote) on any matters on which the holders of Common Stock may vote are issued or outstanding. All issued and outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, were issued in compliance with all Applicable Laws (including state and federal securities Laws or exemptions therefrom) and organizational documents of the Company, do not impose any obligation on the Sellers (and Buyer will have no obligation) to make further payments for the purchase of the Purchased Shares by reason of their ownership of such shares, and were not issued in violation of any preemptive, subscription or other similar rights. Except as set forth above, and as set forth on Company Disclosure Schedule 4.3(a), there (A) are no shares of capital stock or other voting securities of the Company authorized, issued or outstanding, (B) are no securities of the Company convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of the Company, (C) is no option, warrant, call, preemptive right, stock appreciation, phantom stock plans, profit participation, right of first refusals, right of first offers, subscription or other right, agreement, arrangement, understanding or commitment of any character, relating to the issued or unissued capital stock of the Company, obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in, the Company or securities convertible into or exchangeable for such shares, or equity interests, or obligating the Company to grant, extend or enter into any such option, warrant, call, preemptive right, stock appreciation, phantom stock plans, profit participation, right of first refusals, right of first offers, subscription or other right, commitment, arrangement or agreement, (D) is no outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any capital stock of the Company or Affiliate of the Company, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, and (E) is no outstanding capital stock of the Company reserved for issuance. Except for the Shareholders’ Agreement, there are no irrevocable proxies and no voting agreements, voting trusts, partner agreements or other agreements or understanding in effect with respect to the capital stock of the Company.

(b)    As of the date hereof and as of the Closing Date, the Company does not have any Subsidiaries, nor does the Company have any outstanding Liabilities in connection with, or arising from, the Pre-Signing Restructuring. The Company does not own any capital stock of any other corporation or any interest in any partnership, joint venture, limited liability company or other business, nor does the Company have the right or obligation to acquire any ownership interest in any corporation, partnership, joint venture, limited liability company or other business.

(c)    The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party do not, and the consummation of the transactions contemplated herein and therein will not, subject to obtaining the consents, approvals, authorizations and permits and making the filings described in this

Section 4.3(c) or as set forth on Company Disclosure Schedule 4.3(c), (i) violate, conflict with, or result in any breach of, any of the terms, conditions or provisions of the Company’s articles of incorporation or bylaws, (ii) except for Material Contracts set forth on Company Disclosure Schedule 4.8 with an asterisk, if any, require a Consent or violate or result in any violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or a loss of any benefits by the Company under, any of the terms, conditions or provisions of any Material Contract in existence as of the date of this Agreement, (iii) violate any Governmental Order applicable to the Company or by which or to which any portion of their respective properties or Assets is bound or subject or (iv) result in the creation or imposition of any Lien upon any properties or Assets of the Company except, with respect to each of clauses (ii) and (iii), such violations, conflicts, breaches, defaults or such other events as would not have a Material Adverse Effect. No Consent, registration or declaration of, or filing with, or notice to any Governmental Entity is required by the Company in connection with the execution, delivery and performance by or with respect to the Company of this Agreement and the other Transaction Documents to which it is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby, except for (A) such filings in connection with any Transfer Taxes, if any, (B) such other filings and consents as may be required under any environmental, health or safety Law or regulation pertaining to any notification, disclosure or required approval necessitated by the transactions contemplated in this Agreement and the other Transaction Documents to which the Company is or will be a party, (C) the applicable requirements under the HSR Act and any other applicable Antitrust Laws and (D) such other consents, approvals, orders, authorizations, registrations, declarations, filings, notices or permits set forth on Company Disclosure Schedule 4.3(c).

4.4    Financial Statements.

(a)    The Company has delivered to Buyer or otherwise made available to Buyer in the electronic data room of the Company true and complete copies of the following (collectively, the “Financial Statements”):

(i)    the audited balance sheets of the Company dated June 30, 2019, June 30, 2018 and June 30, 2017, and the audited statements of income, stockholders’ equity and cash flows of the Company for the fiscal years ended June 30, 2019, June 30, 2018 and June 30, 2017 (including notes thereto), accompanied by the report thereon of Stephen J. Staresinic, CPA, CGMA of Schinogl Müller & Partner an independent accounting firm (collectively, the “Audited Financial Statements”); and

(ii)    the unaudited interim balance sheet of the Company dated May 31, 2020 (the “Unaudited Balance Sheet”), and the related unaudited interim statements of income, stockholders’ equity and cash flows of the Company for the 11-month period ended May 31, 2020 (collectively, the “Unaudited Financial Statements”).

(b)    Except as set forth on Company Disclosure Schedule 4.4(b), the Audited Financial Statements (in each case including the notes thereto) were prepared from the Books and Records of the Company in accordance with Accounting Standards consistent in all material respects with the past practices of the Company throughout the periods covered thereby. Except as set forth on Company Disclosure Schedule 4.4(b), the Unaudited Financial Statements were prepared in accordance with Accounting Standards (except that such Unaudited Financial Statements do not contain all footnotes required under Accounting Standards and are subject to normal year-end adjustments) and on a basis and using principles consistent with the preparation of the Audited Financial Statements for the fiscal year ended June 30, 2019. The Financial Statements fairly present, in all material respects, the Assets and Liabilities and results of operations, financial condition and position and cash flows of the Company as of the respective dates thereof and for the periods then ended.

(c)    Except as set forth on Company Disclosure Schedule 4.3(c) or Company Disclosure Schedule 4.4(c), the Company does not have any Liability or obligation of any kind, whether absolute, accrued, asserted or unasserted, contingent or otherwise, including, without limitation, any Liabilities or obligations resulting from the Company’s prior ownership of Serv Food, except Liabilities, obligations or contingencies that (i) have been incurred in the ordinary course of business consistent with past practice, (ii) have been incurred in connection with the transactions contemplated by this Agreement and which have been or will have been discharged or paid in full prior to the Closing pursuant to the terms of this Agreement, (iii) are accrued or reserved against in the Unaudited Balance Sheet, or (iv) are immaterial. Except as set forth on Company Disclosure Schedule 4.4(c), the Company does not have any Debt. Company Disclosure Schedule 4.4(c) sets forth the complete and correct list of each item of Debt as of the date of this Agreement, identifying the counterparty to which such Debt is owed, the title of the instrument under which such Debt is owed and the amount of such Debt as of the dates indicated on such schedule.

(d)    Company Disclosure Schedule 4.4(d) sets forth the duties and tariffs paid by the Company in 2019 and through August 2020. Except as set forth on Company Disclosure Schedule 4.4(d), the Company is responsible for all duties and tariffs on international shipments. For all material purchased from any U.S. vendor, whether material is of U.S. or other origin, the Company is not responsible for any duty or tariff payments.

4.5    Absence of Certain Changes. Other than pursuant to this Agreement or as described on Company Disclosure Schedule 4.5, during the period commencing as of the date of the Unaudited Balance Sheet and expiring as of the date of this Agreement, the Company has not:

(a)    sold, leased, assigned or transferred any asset or properties or any portion of its Assets or properties in amount exceeding $50,000 in the aggregate (other than dispositions of inventory for fair consideration in the ordinary course of business, dispositions of obsolete or worn out Assets in the ordinary course of business, dispositions of Assets that have been replaced with Assets of equal or greater value and utility, and collection of receivables in the ordinary course of business);

(b)    made any material deviation from any historical accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice;

(c)    suffered any Material Adverse Effect, or any event change, effect, claim, circumstance or matter that could reasonably be expected to cause a Material Adverse Effect;

(d)    amended the articles of incorporation, bylaws or other organizational documents of the Company;

(e)    (i) changed the Company’s authorized or issued capital stock, (ii) authorized for issuance, sale, delivery or other disposition of (A) any capital stock of the Company, (B) granted any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any (1) capital stock of, or other equity or voting interest in, the Company, (2) securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of capital stock of the Company or (3) other equity or voting interest in, the Company, including options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any capital stock of the Company, or (iii) granted any registration rights of any such capital stock;

(f)    declared, set aside or paid any dividend or other distribution or payment whether in cash or in kind, in each case in respect of capital stock, or split, combination, redemption, purchase, reclassification or other acquisition, directly or indirectly of any capital stock of the Company;

(g)    made or granted any bonus or any wage, salary or compensation increase other than in the ordinary course of business to any employee or independent contractor who, in either case, earns less than $50,000 in annual base compensation, except pursuant to the express terms of any written contract or agreement which is described on Company Disclosure Schedule 4.8 or 4.11(a);

(h)    incurred, assumed, guaranteed or modified any indebtedness for borrowed money, except unsecured current obligations incurred in the ordinary course of business;

(i)    adopted, amended, terminated or modified any Employee Benefit Plan, other than as legally required or as otherwise expressly provided in this Agreement;

(j)    terminated any employee whose annual salary is $50,000 or higher;

(k)    acquired by merger or consolidation with, or by purchase of a business line, business, substantial portion of the assets or stock or other equity interests of any business or any Person or any division thereof in a single transaction or a series of related transactions, or entered into any contract, agreement, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;

(l)    adopted any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law;

(m)    entered into any contract, agreement, lease or license (or series of related contract, agreement, leases, and licenses) involving more than $100,000 on an annual basis or amended or terminated any Material Contract outside of the ordinary course of business consistent with past practice, including any normal and routine purchase order;

(n)    accelerated, terminated, modified or cancelled any contract, agreement, lease, agreement or license (or series of related contracts, agreements, leases, agreements and licenses), or any other party, involving payments of more than $100,000 on an annual basis to which the Company is a party or by which it is bound;

(o)    imposed any Lien upon any of the Company’s properties or Assets;

(p)    made capital expenditures (or series of related capital expenditures) or committed thereto or entered into any operating lease or acquired any Assets (other than inventory in the ordinary course of business consistent with past practices) involving more than $100,000 or entered into any contract or agreement (whether or not enforceable) with respect to the foregoing;

(q)    formed any Subsidiary;

(r)    written off as uncollectible any notes or accounts receivable, except write offs in the ordinary course of business consistent with past practice charged to applicable reserves;

(s)    made any Tax election or settlement and/or compromised any Tax Liability; prepared any Tax Returns in a manner which is inconsistent with the past practices of the Company with respect to the treatment of items on such Tax Returns; incurred any Liability for Taxes other than in the ordinary course of business, or filed amended Tax Returns or a claim for refund of Taxes with respect to the income, operations or property of the Company;

(t)    paid, discharged, settled or satisfied any actions or Liabilities;

(u)    loaned, advanced or contributed capital to or invested in, any other Person;

(v)    planned, announced, implemented or reduced in force, layoff, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company (other than routine employee terminations);

(w)    sold, assigned, transferred, licensed, sublicensed, covenanted not to assert, abandon or let lapse any Owned Intellectual Property, except for non-exclusive licenses granted by the Company in the ordinary course of business consistent with past practice;

(x)    changed the status of any Company Permit, other than renewals in the ordinary course of business; or

(y)    authorized any of, or committed, resolved or agreed to take any of, the foregoing actions, or any action that would be prohibited by Section 6.1 if taken while this Agreement were in effect.

4.6    Title to, Condition and Sufficiency of Assets.

(a)    Company Disclosure Schedule 4.6(a)(i) sets forth as of the date of this Agreement an accurate description in all material respects of the HPS Transferred Real Property and a description of the lease agreement between the Company and HPS with respect to the HPS Transferred Real Property (the “HPS Related Party Lease”). Company Disclosure

Schedule 4.6(a)(ii) sets forth as of the date of this Agreement an accurate description in all material respects of the DDS Transferred Real Property and a description of the lease agreements between the Company and DDS with respect to the DDS Transferred Real Property (the “DDS Related Party Leases” and, together with the HPS Related Party Lease, the “Related Party Leases”). The Company does not own, in fee, any real property. The Company has made available to Buyer true, correct, and complete copies of all of the Related Party Leases.

(b)    Company Disclosure Schedule 4.6(b) sets forth a list of all real property leases to which the Company is a party as of the date of this Agreement. Each lease set forth on Company Disclosure Schedule 4.6(b) is a valid and binding obligation of the Company and (subject to any of such leases being terminated in the ordinary course of business and in accordance with the terms thereof) is in full force and effect. Except as otherwise set forth on Company Disclosure Schedule 4.6(b), neither the Company nor, to the Knowledge of the Company, as of the date of this Agreement, any other party, is in default in any material respect under any lease set forth on Company Disclosure Schedule 4.6(b). As of the date of this Agreement, no condemnation Proceeding is pending or, to the Knowledge of the Company, threatened, which would preclude or materially impair the use of any such leased real property for the uses for which it is intended.

(c)    Except as set forth on Company Disclosure Schedule 4.6(c)(i), the Company has good, valid and marketable title to, or holds pursuant to valid and enforceable leases, all the tangible properties and Assets of the Company (excluding real property) that are material to the conduct of the Business, free and clear of all Liens other than Permitted Encumbrances. Neither the Company nor any Seller is a party to any existing or proposed agreements, options, commitments or rights to which the Sellers or the Company is a party with, of or to any Person or Governmental Entity to acquire or to condemn, expropriate or otherwise take any of the Assets of the Company or any interest therein. Except as set forth on Company Disclosure Schedule 4.6(c)(ii), such tangible properties and Assets of the Company are sufficient for the continued conduct of the Business by Buyer in substantially the same manner as previously conducted, and as currently proposed to be conducted. The Company’s tangible Assets are in good operating condition and repair, subject to ordinary wear and tear, and are substantially fit for use in accordance with the Company’s past practices. Except as set forth on Company Disclosure Schedule 4.6(c)(iii), no Seller nor any of their Affiliates possesses, or has the right to use, any Assets or properties owned or leased by the Company.

4.7    Taxes. Except as set forth on Company Disclosure Schedule 4.7:

(a)    All Tax Returns required to be filed by or with respect to the Company, Serv Food, or by or with respect to RE Sellers (including with respect to the Transferred Real Property) or, for the avoidance of doubt, by or with respect to the Representative Office, have been timely filed. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all Applicable Laws. All Taxes of the Company, Serv Food and the RE Sellers (including with respect to the Transferred Real Property), and, for the avoidance of doubt, by or with respect to the Representative Office, whether or not shown on any Tax Return, have been timely paid. All Tax withholding and remittance requirements imposed on or with respect to the Company, Serv Food and RE Sellers (with respect to the Transferred Real Property), and, for the avoidance of doubt, on or with respect to the Representative Office, have been satisfied in all respects, and all information reporting requirements related to such withholding and remittance have been satisfied. There are no Liens with respect to Taxes on any of the Assets of the Company, RE Sellers or on the Transferred Real Property other than Permitted Encumbrances.

(b)    Neither the Company, Serv Food, nor RE Sellers have granted (or are subject to) any waiver or extension of the statute of limitations period for the assessment or payment of any Tax or the filing of any Tax Return that is currently in effect.

(c)    No unpaid Tax assessment, deficiency or adjustment has been assessed against or with respect to the Company, Serv Food, or with respect to the Transferred Real Property, by any Governmental Entity, and there are currently no pending or threatened audits or administrative or judicial proceedings with respect to Taxes of the Company, Serv Food, or with respect to the Transferred Real Property. Neither the Company, Serv Food, nor RE Sellers have received notice from any Taxing authority indicating an intent to open an audit or other review, a request for information related to Tax matters or notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing authority against the Company, Serv Food, or with respect to the Transferred Real Property.

(d)    None of the Company, Serv Food, or DDS has been a member of a combined, consolidated, affiliated or unitary group for Tax filing purposes, other than the group the common parent of which is the Company. None of the Company, Serv Food, or DDS has Liabilities for Taxes of any Person (other than the group the common parent of which is the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local, or foreign Tax Law) as a transferee or successor, by contract or otherwise.

(e)    No claim has been made by any Governmental Entity in any jurisdiction in which the Company, Serv Food, or RE Sellers do not file Tax Returns that the Company, Serv Food or RE Sellers (with respect to the Transferred Real Property) is or may be subject to Taxation by that jurisdiction.

(f)    Neither the Company nor any RE Seller (with respect to the Transferred Real Property) is currently the beneficiary of any extension of time within which to file any Tax Return. Company Disclosure Schedule 4.7(f) sets forth (i) each jurisdiction in which the Company will be required to file a Tax Return and (ii) each jurisdiction in which Tax Returns will be required to be filed with respect to the Transferred Real Property, in each case, following the Closing Date with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid. At all times since its formation, the Company has been treated as a corporation taxable under Subchapter C of the Code.

(g)    The Company has no ownership interest in anything that is or could be treated as a partnership for U.S. income Tax purposes.

(h)    The Company is not a party to, or bound by, any Tax indemnity, Tax-sharing or Tax allocation agreement (other than agreements entered into in the ordinary course of business and not primarily related to Taxes).

(i)    Neither the Company nor Serv Food has distributed stock to another Person, and has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)    The Company has not been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(k)    The unpaid Taxes of the Company: (i) do not, as of the date hereof, exceed the reserve for Tax Liability (rather than any reserves or accruals for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Unaudited Financial Statements (rather than in any notes thereto), and (ii) do not exceed those reserves or accruals as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

(l)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (iv) election under Section 965(h) of the Code (or any similar provision of any Law) or otherwise pursuant to Section 965 of the Code; (v) “closing agreement” as described in Code Section 7121 (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (vi) “subpart F income” within the meaning of Section 952 of the Code or “global intangible low-taxed income” within the meaning of Section 951A of the Code, in each case, in a taxable period that begins or ends in the calendar year in which the Closing Date occurs and is attributable to a Pre-Closing Tax Period; or (vii) the Pre-Signing Restructuring.

(m)    The Company and Serv Food have properly (i) collected and remitted sales and similar Taxes with respect to sales made to their customers and (ii) for all sales that are exempt from sales and similar Taxes and that were made without charging or remitting sales or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale as exempt.

(n)    The Company is not subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such country.

(o)    None of KD Seller, SD Seller, or DDS is a “foreign person” within the meaning of Treasury Regulations Section 1.1445-2. HPS and Holdco Seller are “foreign persons” within the meaning of Treasury Regulations Section 1.1445-2. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p)    The prices and terms of the provision of any property or services among any of the Company, Serv Food, Sellers and any of Affiliates, branches, offices or permanent establishments of the foregoing, comply with the principles set forth in Section 482 of the Code (or any similar provision of Law), are arm’s length for purposes of all applicable transfer pricing Laws and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(q)    The Company and DDS have not (i) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (ii) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (iii) deferred payment of any payroll Taxes pursuant to Section 2302 of the CARES Act, (iv) claimed the employee retention credit pursuant to Section 2301 of the CARES Act, or (v) amended any Income Tax Return for a taxable year prior to 2020 in order to carry back a net operating loss to such year.

(r)    During the Covid-19 Quarantine Period, the Company had no employee teleworking from a state other than such employee’s regular work location. No employee of the Company continued to telework following the end of the Covid-19 Quarantine Period applicable to such employee’s regular work location.

4.8    Contracts and Commitments.

(a)    Company Disclosure Schedule 4.8 sets forth as of the date of this Agreement all Material Contracts to which the Company is a party or by which the Company or its Assets or properties are otherwise bound.

(b)    No Material Contract has been terminated or been repudiated. The Company is not in default in any material respect under any such Material Contract. Each such Material Contract is (i) a legal, valid and binding obligation of the Company and, to the Knowledge of the Company, a legal, valid and binding obligation of each other party thereto, enforceable in accordance with its terms, and (ii) is in full force and effect. The Company and, to the Knowledge of the Company, each other party thereto, has performed in all material respects all obligations required to be performed by it and is not in default under or in breach of, and the Company is not in receipt of any claim of default or breach under, any such Material Contract. As to each Material Contract, no event, occurrence, condition or event has occurred, is pending or, to the Knowledge of the Company, threatened that, with the lapse of time or the giving of notice or both, would constitute a breach or default by the Company or any other Person thereunder, except as set forth on Company Disclosure Schedule 4.8. A true and complete copy of each Material Contract, including all amendments thereto, has been delivered to Buyer or otherwise made available to Buyer in the electronic data room of the Company.

4.9    Intellectual Property; Proprietary Rights.

(a)    Company Disclosure Schedule 4.9(a)(i) contains a complete and accurate list of all applications for registration or issuance of Intellectual Property owned by the Company as of the date of this Agreement (“Registered Intellectual Property”). With respect to each item of Registered Intellectual Property: (i) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge; (ii) no Proceeding is pending or threatened which challenges the legality, validity, enforceability, use or ownership of the item; and (iii) the Company has not licensed or permitted any third party to use any such item except pursuant to a written Intellectual

Property license agreement that has been made available to Buyer in the electronic data room of the Company. Company Disclosure Schedule 4.9(a)(ii) also identifies all Software, other than COTS Licenses or licenses granted to Customers under Material Contracts, that is used in the operation of the Business.

(b)    Except as set forth on Company Disclosure Schedule 4.9(b)(i), the Company is the sole owner of all right, title and interest in and to the Company Intellectual Property owned by the Company and used in the Business (the “Owned Intellectual Property”), and has all necessary licenses, rights, permissions and authorizations to use the Company Intellectual Property licensed by the Company from a third party (the “Licensed Intellectual Property”) in the Business, including all required Intellectual Property license agreements for Software, in each case free and clear of all Liens other than Permitted Encumbrances. The Company Intellectual Property constitutes all non-tangible property, assets, rights and Intellectual Property necessary for Buyer’s operation of the Business and the Company as presently conducted without: (i) the need for Buyer to acquire or license any other intangible asset, intangible property or Intellectual Property, and (ii) the breach or violation of any contract or agreement. Company Disclosure Schedule 4.9(b)(ii) contains a complete and accurate list of: (A) all Company Intellectual Property (other than trade secrets) that is not Registered Intellectual Property, (B) all Company Intellectual Property that is Licensed Intellectual Property (other than COTS Licenses and other trade secrets), and (C) all Company Intellectual Property that is licensed by the Company to any third party.

(c)    The Business, as conducted by the Company, including the manufacture, sale or offer for sale of Company Products and the use of the Company Intellectual Property, does not infringe upon, misappropriate or otherwise violate any patent, trademark, copyright, trade secret or other Intellectual Property right owned or controlled by any third party. The Company has not infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any third party. Since July 1, 2015, the Company has not received any written demand, claim or notice from any Person with respect to the foregoing.

(d)    Except as set forth on Company Disclosure Schedule 4.9(d)(i), no third party currently is interfering with, infringing upon, misappropriating or otherwise coming into conflict with any Owned Intellectual Property or Registered Intellectual Property, nor has any third party interfered with, infringed upon, misappropriated or otherwise come into conflict with, any Owned Intellectual Property or Registered Intellectual Property. Except as set forth Company Disclosure Schedule 4.9(d)(ii) or Company Disclosure Schedule 4.9(b)(ii)(C), the Company has not transferred ownership of, granted any license to, or granted any other rights in, any Company Intellectual Property to any third party.

(e)    Without limiting the generality of the other provisions of this Section 4.9, (i) all of the Registered Intellectual Property of the Company is in compliance with all Applicable Laws and legal requirements (including, without limitation, payment of filing, examination and maintenance fees and proofs of working or use, or filing documentation), are valid and enforceable and, are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date; (ii) all applications of the Company for the registration of Intellectual Property and other Registered Intellectual Property relating to the Business are being prosecuted diligently and by taking all commercially reasonable actions and all statements contained therein are and will be, as the case may be, true, correct and complete in all material respects; and (iii) no Registered Intellectual Property of the Company has been, or is now, involved in or subject to any legal proceeding, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company, or that may affect the validity, use or enforceability of any Company Intellectual Property, including an interference, reissue, reexamination or opposition proceeding.

(f)    The Company is in compliance with the terms and conditions of all licenses for the use of open source Software used in conducting the Business of the Company as currently conducted. The Company has not incorporated open source Software into, or combined open source Software with, or used open source Software with, the Owned Intellectual Property or Company Products, in such a way that creates, or purports to create, obligations for the Company with respect to any Owned Intellectual Property or grants to any third party any rights or immunities under any Owned Intellectual Property.

(g)    No Owned Intellectual Property was developed using (in whole or in part) funding or facilities provided by any Governmental Entity or university, college, other educational institution, international organization or research center, nor was it obtained from any Governmental Entity or university, college or other educational institution, international organization or research center. To the extent any Owned Intellectual Property was developed (in whole or in part) using funding under a contract or agreement with a Governmental Entity, the Company is in compliance with all intellectual property terms of such contract or agreement regarding the identification, election of title, protection and marking of the Owned Intellectual Property. No developer, inventor or contributor to any Owned Intellectual Property was operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source, or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Owned Intellectual Property.

(h)    Except as set forth on Company Disclosure Schedule 4.9(h)(i), the Company has taken commercially reasonable and customary steps to protect its rights in confidential information, trade secrets, know how, inventions, confidential manufacturing methods and the like relating to the Business and the Company (the “Company Confidential Information”). Except as set forth on Company Disclosure Schedule 4.9(h)(ii), each current or former employee, officer, adviser, independent contractor and consultant of the Company has executed and delivered to the Company an agreement whereby all Intellectual Property created by them in the scope of their employment or other relationship with the Company is assigned to the Company, and all employees have executed a confidentiality agreement with the Company whereby such employees agree not to disclose Company Confidential Information. None of the Company’s current or, to the Knowledge of the Company, former, employees, officers, advisers, independent contractors or consultants is in violation of any such agreements, and none have retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed for the Company. No current or former employee, officer, adviser, independent contractor or consultant of the Company has excluded material works or inventions made prior to his or her employment or consulting relationship with the Company from his, her or its assignment of Intellectual Property pursuant to such employee, officer or consultant’s proprietary information and Intellectual Property agreement. No current or, to the Knowledge of the Company, former employee, officer, adviser, independent contractor or consultant of the Company is in violation of any term or covenant of any contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other contract with any other party by virtue of such employee’s, consultant’s, officer’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company, or using trade secrets or proprietary information of others without permission.

(i)    Except as set forth on Company Disclosure Schedule 4.9(i), the Company IT Systems (i) are adequate, sufficient and satisfactory in all material respects (including with respect to working condition, capacity, data storage and transmittal capability, functionality and performance) for the operations of the Business; (ii) are maintained and in good working condition (ordinary wear and tear excepted) in accordance with generally accepted industry standards and function in accordance with all applicable documentation and specifications; and (iii) will continue to be available for use by the Company immediately following the Closing on substantially the same terms and conditions as prevailed immediately prior to Closing, without further action or payment by Buyer. All contracts and agreements relating to the Company IT Systems are valid and binding and no contract or agreement (including any contract or agreement for third party Intellectual Property) that relates to the Company IT Systems has been the subject of any breach by the Company or any other Person, and the Company (A) has not waived any breach thereof by any other Person, (B) has not received any notice of termination of any such contract or agreement and (C) is not aware of any circumstances that could give rise to a breach, suspension, variation, revocation or termination of any such contract or agreement without the consent of the Company (other than termination on notice in accordance with the terms of such contract or agreement). There are no substantial alterations, modifications or updates to the Company IT Systems currently intended or required as of the date of this Agreement. There have been no unauthorized intrusions or breaches of the security of any Company IT Systems and there have been no failures, breakdowns, interruptions or continued substandard performance of any Company IT Systems, in each case of, which have caused any unauthorized disclosure to a third-party of any customer’s personally identifiable or any customer’s or business relation’s other confidential information stored on any Company IT Systems or any substantial disruption or interruption in the use of company systems of the Company and which have not been remedied.

(j)    The Company maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, including with respect to the security, backup and recovery of the Company IT Systems and customer data in the possession, custody or control of the Company.

(k)    Except as set forth on Company Disclosure Schedule 4.9(k)(i), the Company is in compliance in all material respects with any and all publicly-posted privacy policies, provisions of Company agreements, and any Laws relating to privacy, data protection, anti-spam, personally identifiable information and similar privacy-focused consumer protection laws (“Information Privacy Policies and Laws”). Except as set forth on Company Disclosure Schedule 4.9(k)(ii), the Company has not been notified in writing of and is not the subject of any known regulatory investigation or proceeding related to data security or privacy or alleging a violation of any Information Privacy Policies and Laws. The transactions contemplated by this Agreement will not violate any third-party privacy policy or terms of use relating to the use, dissemination or transfer or any personally identifiable information or customer data under the possession, custody or control of the Company.

4.10    Litigation; Proceedings. Except as set forth on Company Disclosure Schedule 4.10, as of the date of this Agreement, there is no, and since July 1, 2015 there has not been (a) any, Proceeding of any kind pending or, to the Knowledge of the Company, threatened against or involving the Company, any Seller solely with respect to the Business, the Business, the Transferred Real Property, the Assets, or any properties, services or capital stock of the Company, whether at law or in equity, whether civil or criminal in nature or by or before any arbitrator or Governmental Entity, or (b) any investigations relating to the Company, any Seller solely with respect to the Business, the Business, the Transferred Real Property, the Assets, or any properties, services or capital stock of the Company or that questions or challenges the validity of or that seeks restraint, prohibition, damages or other relief in connection with this Agreement or any Transaction Document pending or, to the Knowledge of the Company, threatened by or before any arbitrator or any Governmental Entity.

4.11    Employee Benefit Plans.

(a)    Each Employee Benefit Plan is listed on Company Disclosure Schedule 4.11(a). With respect to each Employee Benefit Plan, the Company has provided Buyer, to the extent applicable, copies of: (i) the current plan documents and all amendments thereto or a written description of any Employee Benefit Plan that is not in writing; (ii) the most recent summary plan descriptions and summaries of material modifications; (iii) the most recent financial statements; (iv) the most recent actuarial report; (v) the most recent determination or opinion letter received from the IRS; (vi) the most recent annual report on Form 5500; (vii) any Form 8928 filed during the prior five years; (viii) any compliance filings made and all material correspondence during the last three years to or from the Department of Labor, IRS, or other Governmental Entity; (ix) the most recent nondiscrimination testing results for the past three years; and (x) the current trust agreement, insurance policy and any other contract or agreement relating to the funding, investment or administration of such Employee Benefit Plan. Except as specifically provided in the foregoing documents provided to Buyer, or as set forth on Company Disclosure Schedule 4.11(a): (A) there are no amendments to any Employee Benefit Plan that have been adopted, approved, implemented, planned or proposed that would reasonably be expected to affect any current or former employee, leased employee, independent contractor, officer or director of the Company or their beneficiaries; and (B) except as required to comply with Applicable Law, neither the Company nor any ERISA Affiliate has undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan covering current or former employees, leased employees, independent contractors, officers or directors of the Company or their beneficiaries.

(b)    Except as set forth on Company Disclosure Schedule 4.11(b)(i), all Employee Benefit Plans (and related trusts and insurance contracts) comply in all material respects in form and in operation with their terms and all Applicable Laws, including requirements of ERISA and the Code. All contributions to, premiums for, and payments from, the Employee Benefit Plans (including all employer contributions and employee salary reduction contributions, if any) that are required to have been made in accordance with such Employee Benefit Plans, ERISA or the Code have been timely made or, to the extent not required to be paid on or before the date hereof, adequately reserved for in the Financial Statements. Each Employee Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without Liabilities to the Company, other than ordinary administration expenses typically incurred in a termination event.

(c)    There are no Proceedings which are ongoing or have been completed since July 1, 2015 by any Governmental Entity with respect to any Employee Benefit Plan; and there are no termination proceedings or other claims (except routine claims for benefits payable under the Employee Benefit Plans) or Proceedings against or involving any Employee Benefit Plans or asserting any rights to or claims for benefits or breach of duty under any Employee Benefit Plans, and none have been threatened and, to the Company’s Knowledge, there are no facts or circumstances that could form the basis for any such claim.

(d)    With respect to each Employee Benefit Plan that is intended to be “qualified” under Section 401(a) and related sections of the Code, (i) the IRS has issued a favorable determination or opinion letter as to the form of such plan (or an application for a determination letter is currently pending), (ii) such plan has been amended on a timely basis to comply with applicable requirements of the Code and (iii) to the Company’s Knowledge no facts or circumstances exist that would reasonably be expected to adversely affect such plan’s qualification under Section 401(a) and related sections of the Code or the unavailability of reliance on such determination or advisory letter from the IRS.

(e)    No Employee Benefit Plan is, and neither now, nor in the past six years has, the Company or any ERISA Affiliate maintained, participated in, contributed to or had an obligation to contribute to, or had any actual or contingent Liability to (i) an employee benefit plan subject to Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA); (iii) a “multiple employer plan” (as defined in 29 C.F.R. Section 4001.2) or a plan subject to Section 413(c) of the Code, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA or applicable state law), or (v) a “voluntary employees’ beneficiary association” (as defined in Section 501(c)(9) of the Code) or other funded arrangement for the provision of welfare benefits. No Employee Benefit Plan holds any employer security (within the meaning of Section 407(d)(1) of ERISA) or employer real property (within the meaning of Section 407(d)(2) of ERISA), and no commitment has been made that could require any Employee Benefit Plan to hold any such employer security or employer real property. No Employee Benefit Plan providing medical or welfare benefits is self-insured by the Company (including any plan pursuant to which a stop loss policy or contract applies).

(f)    The Company and Sellers have not, and, to the Company’s Knowledge, no other Person has, engaged in any transaction with respect to any Employee Benefit Plan that could subject the Company to any Taxes or penalty (civil or otherwise) imposed by ERISA, the Code or other Applicable Law.

(g)    No Employee Benefit Plan provides health care or other welfare benefits (through insurance or otherwise), or for the continuation of such benefits or coverage, in any case, after retirement or other termination of employment, except for continuation coverage as required by COBRA, and then only to the extent that the former employee and, if applicable, dependent pays the “applicable premium” as defined in COBRA.

(h)    Each such Employee Benefit Plan that constitutes a “group health plan” has been operated and administered in compliance with the Affordable Care Act and the applicable regulations and guidance thereunder. Neither the Company nor any ERISA Affiliate owes any Taxes imposed by Code Section 4980H. Neither the Company nor any ERISA Affiliate has

incurred, and no condition exists with respect to any Employee Benefit Plan that would reasonably be expected to subject any of them to, any Tax, fine, interest or penalty or other Liability imposed by the Affordable Care Act.

(i)    Each Employee Benefit Plan that is a nonqualified deferred compensation plan (as defined in Section 409A(d)(l) of the Code) is, and since January 1, 2009, has been in compliance with Section 409A of the Code, and no participant in such an Employee Benefit Plan has become subject to the Tax imposed by Section 409A(a)(1)(B) of the Code.

(j)    Except as set forth on Company Disclosure Schedule 4.11(j), the execution of, and consummation of the transactions contemplated by, this Agreement will not (either done alone or in conjunction with any other action by the Company prior to the Closing) (i) entitle any current or former employee, director, officer, consultant, independent contractor, contingent worker or leased employee (or any dependents, spouses or beneficiaries thereof) of the Company to severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, increase the amount of compensation due to such individual, or require any payment funding (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or give rise to any other obligation pursuant to any Employee Benefit Plan, (iv) prohibit any Employee Benefit Plan from being amended or terminated, or (v) result in, or be characterized as, an “excess parachute payment” within the meaning of Section 280G of the Code. There is no obligation to reimburse, indemnify, or otherwise “gross-up” any Person for the interest or Tax set forth under Section 409A or Section 4999 of the Code.

4.12    Compliance with Laws.

(a)    Except as set forth on Company Disclosure Schedule 4.12, the Company has complied with, is in compliance with and has operated the Business and maintained its Assets in compliance in all material respects with, all Applicable Laws. No event has occurred or circumstance exists that (with or without notice or lapse of time) could reasonably be expected to constitute or result in a material violation by the Company of , or a failure on the part of the Company to comply in all material respects with, any Applicable Law in connection with the operation of the Business or the ownership or use of any of its Assets.

(b)    Company Disclosure Schedule 4.12 contains a listing of all Company Permits held by the Company or the Business and all bonds, letters of credit, deposits, and similar guarantees made by or on behalf of the Company or the Business in connection with such Company Permits. The Company holds all Company Permits used in, and necessary for, the lawful conduct of the Business. The Company Permits are valid and in full force and effect, and no cancellation, loss, lapse suspension, revocation, restriction, termination or withdrawal of any such Company Permit is pending or, to the Knowledge of the Company, threatened. The Company has taken all necessary action to maintain such Company Permits both as a result of the transactions described in this Agreement and otherwise. Subject to compliance with applicable regulations, each such Company Permit can be renewed, if applicable, in the ordinary course of business by the Company. Except as set forth on Company Disclosure Schedule 4.12, the Company is in compliance in all material respects with the terms of the Company Permits and has received no written notice or any other communication from any Governmental Entity or any other Person that it is in violation of or has failed to comply with any of the terms or conditions of such Company Permits or any revocation, withdrawal, suspension, cancellation, termination of or modification to any Company Permit. Except as set forth on Company Disclosure Schedule 4.12, no Proceeding or Governmental Order with respect to the Company is pending or, to the Knowledge of the Company, threatened in connection with any such Company Permit and there is no valid basis for any such Proceeding or Governmental Order.

(c)    Except as set forth on Company Disclosure Schedule 4.12, all Company Products comply in all material respects with all Applicable Laws, and any changes to Company Products hereafter made by the Company prior to Closing shall comply in all material respects with all Applicable Laws.

4.13    Foreign Corruption and Export Compliance.

(a)    The Company is, and at all times during the previous four years has been, in compliance in all material respects with the applicable obligations and requirements of: (i) the United States Foreign Corrupt Practices Act of 1977, as amended, and (ii) any other similar or equivalent anti-corruption and/or anti-bribery Laws of any jurisdiction applicable to the Company or any Seller (whether by virtue of its jurisdiction of organization or based on its conduct of business) (collectively, “Anti-Corruption Laws”). Without limiting the foregoing, neither the Company or any Seller, nor any director, officer, employee, or, to the Knowledge of the Company, agent, distributor, consultant or other Person acting for or on behalf of the Company, any Seller or any Affiliate thereof, has violated any Anti-Corruption Laws, including by making, offering, authorizing or promising any payment, contribution, gift, entertainment, bribe, rebate, kickback or any other thing of value, regardless of form or amount, to any (A) foreign or domestic government official or employee, (B) employee of a foreign or domestic government owned entity, (C) foreign or domestic political party, political official or candidate for political office, (D) any officer or employee of a public international organization, to obtain a business or competitive advantage, or (E) any other Person, in each case, while knowing or having reason to know, that all or a portion of such money or item of value is reasonably likely to be offered, given or promised, directly or indirectly, to any of the foregoing, in each case, to receive favorable treatment in obtaining or retaining business, or to pay for favorable treatment already secured.

(b)    All sales, purchases, imports, reimports, exports, reexports, deemed exports, deemed reexports, sales, transfers, retransfers, and releases (including in-country releases) of goods, software, technology, funds and services by the Company or any Seller during the past four years have been effected in compliance in all material respects with all applicable export control, sanctions, anti-boycott, embargo, money-laundering, international banking, trade and customs Laws or similar regulations of the United States or any jurisdiction applicable to the Company or any Seller (whether by virtue of its jurisdiction of organization or based on its conduct of business). There is no pending or, to the Knowledge of the Company, threatened, investigation, inquiry or enforcement action against any Seller or the Company or any of its officers, directors or employees related to any violation or potential violation of any such Laws.

4.14    Environmental Matters. Except as set forth on Company Disclosure Schedule 4.14:

(a)    The Company has complied and is in compliance with all applicable Environmental Requirements. All past violations by the Company, or any Affiliate thereof in connection with the Business, of any Environmental Requirements have been resolved without any ongoing costs or obligations to the Company or any of its Affiliates.

(b)    The Company has obtained and is in compliance with all Company Permits, licenses and other authorizations that are required pursuant to applicable Environmental Requirements for the occupation of its facilities and the operation of the Business.

(c)    The Company has not received any written claim, complaint, citation or other written notice regarding any Liabilities or potential Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, arising under applicable Environmental Requirements. No Proceeding been filed or commenced or, to the Knowledge of the Company, threatened against the Company alleging any failure of the Company to comply with any applicable Environmental Requirements, and there are no facts, events, circumstances or occurrences that could reasonably be expected to give rise to, or serve as a basis for, any such Proceeding.

(d)    Neither the Company nor any Affiliate thereof is subject to, has entered into, or taken steps to enter into, any Governmental Order with respect to matters subject to regulation under any Environmental Requirements and the Company is not subject to any judgement, decree, judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Requirements.

(e)    Neither the Company nor any Affiliate thereof has used, stored, treated, transported, manufactured, refined, handled, produced, or disposed of, caused any spills or releases of, arranged for the disposal of or exposed any Person to any Hazardous Materials on, under, at, from or in any way that has given rise to, or could reasonably be expected to give rise to, Liabilities or obligations under any Environmental Requirements, including, without limitation, the Transferred Real Property or otherwise, in any manner which constituted or constitutes a violation of any applicable Environmental Requirements governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials. No Hazardous Materials have been Released at, on, into or from the Transferred Real Property or otherwise by the Company or its Affiliates in connection with the Business.

(f)    To the Knowledge of the Company, no prior owner of the Transferred Real Property or any tenant, subtenant, prior tenant or prior subtenant thereof has Released any Hazardous Materials on, under, at from or to, or in any way affecting any such property or asset, or otherwise, in any manner which constituted or constitutes a violation of any applicable Environmental Requirements governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials.

(g)    The Company has no real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company in connection with the Business of the Company (including soils, groundwater, surface water, buildings and other structures located on any such property) that has been contaminated with any Hazardous Material which would reasonably be expected to result in a Proceeding against the Company or a violation of any Environmental Requirements or term of any Company Permit by the Company.

(h)    Except as set forth on Company Schedule 4.14(h), there has not been any (i) off-site shipment of any Hazardous Materials by either any Seller, the Company or their Affiliates that currently gives rise to, or could give rise to, Liabilities under any Environmental Requirements or (ii) underground or aboveground storage tanks, underground piping, surface impoundments, disposal areas, or friable asbestos materials located on, under, at or in any way affecting the Transferred Real Property. Any and all activities to close, remove, remediate or dispose of any landfills, underground or aboveground storage tanks, surface impoundments, disposal areas or friable asbestos materials by either any Seller or the Company or their predecessors, was conducted in material compliance with Environmental Requirements.

(i)    Neither any Seller nor the Company has agreed to indemnify or hold harmless any other Person for any violation of Environmental Requirements.

(j)    The Company has delivered to Buyer or otherwise made available to Buyer in the electronic data room of the Company true copies of all environmental investigations, reports (including Phase I and Phase II environmental site assessments, letter reports, sampling results, and environmental audits), studies, audits, tests, reviews, sampling, or other analyses conducted pertaining to real property currently owned by the Company to the extent such environmental reports are in the possession or control of the Company. The Company has delivered to Buyer or otherwise made available to Buyer in the electronic data room of the Company true copies of all other material documents and records in any Seller’s or the Company’s possession or control concerning any condition of the environment with respect to the Transferred Real Property or with respect to any other real property related to the Business at which any Hazardous Material generated by the Company, any Seller or their Affiliates has been treated, stored, used, transported, manufactured, refined, handled, or disposed (including environmental assessments). To the Knowledge of the Company, there are no conditions, facts or circumstances that reasonably could be expected to result in noncompliance with any Environmental Requirements at the Transferred Real Property or by the Company.

(k)    The Company qualifies for No Exposure Certifications at each of the facilities under the State of Illinois’ industrial stormwater permitting requirements as no industrial activities are exposed to stormwater runoff at any of the Company’s facilities.

(l)    Neither the Company nor any Seller (solely related to the Business or any Transferred Real Property) has any Company Environmental Liabilities.

4.15    Applicable Food Laws.

(a)    Except as set forth on Company Disclosure Schedule 4.15(a), since July 1, 2015, the Company has (i) complied in all material respects with all Applicable Food Laws, (ii) has never received any notice from any Governmental Entity alleging any violation of, or Liability under, any Applicable Food Laws, and (iii) never received any notice from any Governmental Entity alleging any deviations from current good manufacturing practice. In addition, no claim has been filed against the Company alleging a violation of any such Applicable Food Laws. All food products produced, processed, packaged, held for sale, advertised, manufactured, or sold by the Company are not adulterated or misbranded within the meaning of the Federal Food, Drug, and Cosmetic Act, and any similar or related federal and state Applicable Laws, and are not an article which may not, under the provisions of Section 404, 505, or 512 of the Federal Food, Drug, and Cosmetic Act, and under similar or related Applicable Laws, be introduced into commerce.

(b)    Except as set forth on Company Disclosure Schedule 4.15(b), since July 1, 2015, there have been no recalls, withdrawals, reports to the FDA Reportable Food Registry, returns, or similar marketplace actions regarding products produced, processed, packaged, held for sale, advertised, manufactured, or sold by the Company or other similar federal, state or private actions or investigations with respect to such products and, to the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to result in such actions. The Company is listed in the USDA Organic Integrity Database. The Company has never received a Notice of Warning or Cease and Desist Order from the USDA.

(c)    Except as set forth on Company Disclosure Schedule 4.15(c), (i) the Company Products are regulated under the Food and Drug Administration’s (“FDA”) Current Good Manufacturing Practice in Manufacturing, Packing, or Holding Human Food regulations (“CGMPs”), (ii) the Company has at all times fully complied with the FDA’s food facility registration requirements, and (iii) the Company has at all times complied in all material respects with Applicable Laws with respect to the importing of any foreign products that are regulated by the FDA. The Company complies, and at all times has complied, with the CGMPs and it has adequate policies and procedures in place to prevent food from becoming adulterated. The Company maintains, and has at all times maintained, its personnel, equipment, plants, facilities and surrounding grounds sanitary. The Company does not use, and since July 1, 2015 the Company has not used, any of the following in its production and handling of the Company Products: (a) synthetic materials, such as synthetic fertilizers, antibiotics, and pesticides, except as allowed by the National Organic Program; (b) sewage sludge; (c) genetic engineering; or (d) food irradiation. The Company Products do not contain additives and preservatives, including without limitation added colors, artificial flavors or synthetic substances.

(d)    All facilities used in connection with the Business registered with the FDA are listed on Company Disclosure Schedule 4.15(d).

(e)    The Company complies, and at all times has complied, in all material respects with all federal recordkeeping requirements relating to food and maintains all required records, including manufacturing and processing records, ingredient and packaging receipt records, product distribution and inventory records, recall records, and complaint and adverse event records.

(f)    The Company has at all times obtained all USDA-required organic certifications, which meet all requirements under the USDA’s Agricultural Marketing Service National Organic Program. All such certifications are listed on Company Disclosure Schedule 4.15(f), and continue in full force and effect as of the date hereof.

(g)    With respect to any Company Products that the Company labels as “100% organic” or with respect to which the Company uses similar labeling indicating the Company Product is 100% organic: (i) such Company Products contain, and at all times have contained, only certified organic agricultural ingredients and processing aids, not including added salt and water; (ii) such Company Products do not contain, and never have contained, materials from the

National List of Allowed and Prohibited Substances that are prohibited from use under the National Organic Program for products bearing a “100% organic” claim; (iii) for each such Company Product that is packaged by the Company that has more than one ingredient, such Company Product’s labeling shows an ingredient statement on the information panel and states the name of the certifying agent on the information panel; and (iv) such Company Product’s organic ingredients are labeled as “organic” or clearly identified via asterisk or other mark. The labels of all Company Products that are labeled as “100% organic” comply with the rules and regulations of the FDA and the National Organic Program.

(h)    With respect to any Company Products that the Company labels as “organic”: (i) such Company Products contain, and at all times have contained, at least 95% (by weight or fluid volume) certified organic agricultural ingredients, not including added water and salt; (ii) such Company Products do not contain, and never have contained, added sulfites; and (iii) such Company Product’s organic ingredients are labeled as “organic” or clearly identified via asterisk or other mark. The labels of all Company Products that are labeled as “organic” comply with, and at all times have complied with, the rules and regulations of the FDA and the National Organic Program.

(i)    With respect to the Company Products, the Company does not make organic claims other than “100% organic” or “organic”.

(j)    The Company has adequate processes and systems in place and has adequately educated its personnel in a manner consistent with common industry practice, to comply with all federal, state and local regulations relating to handling and labeling of organic Company Products, including, but not limited to, the National Organic Standards as promulgated by the USDA, which apply to the Company, without limitation, as a handler or processor of organic foods.

(k)    The Company’s recall system and policies are consistent with industry standards in all material respects, including appropriate tracking, coding and accounting systems for all Company Products.

4.16    Employees.

(a)    Except as set forth on Company Disclosure Schedule 4.16(a), since July 1, 2015, the Company has complied in all material respects with all Applicable Laws relating to the employment of personnel and labor and employment practices, including provisions thereof relating to wages and hours and overtime, payment of vacation and sick pay, equal opportunity, collective bargaining, immigration, plant closing and mass layoff and health and safety. The Company has correctly classified all individuals who have provided services to the Company as employees or independent contractors and has correctly classified all employees as either exempt or non-exempt.

(b)    (i) The Company has not agreed to recognize any labor union, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any employees of the Company, nor is the Company a party to or bound by any collective bargaining agreement, (ii) since July 1, 2015, as of the date of this Agreement, the

Company has not experienced any strike, slowdown, lockout, unfair labor practice complaint or other material employee or labor dispute and (iii) as of the date of this Agreement, there is no organizational effort presently being made, or to the Knowledge of the Company, threatened by or on behalf of any labor union with respect to any employees of the Company. There are no pending or threatened strikes, lockouts, pickets or other work stoppages or slowdowns involving or affecting any persons employed by the Company.

(c)    The Company has delivered to Buyer a true and complete list of all employees and independent contractors as of the date hereof, including any such employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following, in each case solely to the extent such disclosure is allowed by Applicable Law: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) current target commission, bonus or other incentive-based compensation amounts, if any; (vi) whether such individual is on leave and, as applicable, expected return-to-work date; (vii) visa status (if applicable); (viii) the amount of accrued and unused vacation time or other paid time off; and (ix) classification as exempt versus non-exempt under the Fair Labor Standards Act and similar state Laws.    No employee of the Company has given notice of his or her intent to terminate his or her employment relationship with the Company. No independent contractor to the Company has given notice of his or her intent to terminate an independent contractor relationship with the Company. Except as set forth on Company Disclosure Schedule 4.16(c), the Company has not involuntarily terminated, reduced by more than 50% the hours of, or laid off any employees since January 1, 2020 or prior to the Closing Date.

(d)    Except as set forth on Company Disclosure Schedule 4.16(d), as of the Closing Date, all compensation, including wages, commissions, bonuses, fees, or other compensation payable to all employees or independent contractors of the Company for services performed on or prior to the date hereof have been paid in full and, except as contemplated by this Agreement, there are no outstanding written agreements, understandings, or commitments of the Company regarding any compensation, wages, commissions, bonuses, or fees to employees or independent contractors other than ordinary course employment obligations for current wages and consistent with past practice.

(e)    There is no, and since July 1, 2015 there has not been any unfair labor practice charge or complaint or representation petitions or other similar petitions or requests for representation against the Company pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board or any other Governmental Entity or comparable authority.

(f)    Except as set forth on Company Disclosure Schedule 4.16(f), there is no, and since July 1, 2015 there has not been any, Proceeding of any kind pending or threatened in writing or threatened against the Company relating to labor practices, employment, employment practices, terms and conditions of employment, collective bargaining, immigration, workers’ compensation, occupational health and safety, plant closings or wages and hours (including any Proceedings alleging the Company is a joint employer with another entity, or any matters relating to overtime or employee classification) and no facts exist that could reasonably be expected to give rise to such claims or Proceedings.

(g)    No allegations of sexual harassment have been made against any employee, contractor, director, officer or representative of the Company. The Company has not entered into any settlement agreements related to allegations of sexual harassment or misconduct by any employee, contractor, director, officer or other representative.

(h)    To the Knowledge of the Company, no Indemnified Company Party has committed any act or omission in their capacities as officers or directors of the Company that would entitle any Person to bring a claim for which any Indemnified Company Party would be entitled to seek indemnification or advancement of expenses from the Company after the Closing as contemplated by Section 6.11(a).

(i)    The Company is in compliance with all notice and other requirements under the WARN Act and it has no Liabilities pursuant thereto. The Company has not implemented or been involved in any “mass layoff” or “plant closing” (or any similar event or occurrence) (as defined in the WARN Act) within the last six years preceding the Closing Date. There is no accrued and outstanding but unpaid payment (wages, allowances and otherwise) or other benefit required to be provided to any current or former employee of the Company. Upon the termination of any employee of the Company, the Company will not be liable for severance of any kind pursuant to any legal obligation, including a severance pay plan.

4.17    Books and Records. All material Books and Records, to the extent in existence, have been delivered to Buyer, made available to Buyer in the electronic data room of the Company or Buyer has otherwise been provided an opportunity to review such Books and Records, and such Books and Records are complete and current, represent actual, bona fide transactions and have been maintained in accordance with sound business practices. At the Closing, all Books and Records, including all employee personnel files, will be in the possession of the Company. The Books and Records have been maintained in the ordinary course of business.

4.18    Affiliated Transactions. Company Disclosure Schedule 4.18 sets forth each business arrangement, contract, agreement, transaction or relationship, other than ordinary employment relationships, between the Company and any Seller or any director, officer, employee or Affiliate of the Company or, to the Knowledge of the Company, their respective Affiliates (other than the Company). Except as set forth on Company Disclosure Schedule 4.18, no such Person (i) has any ownership interest in any Asset or Intellectual Property or (ii) possesses, directly or indirectly, any financial interest in, or has held a position as a director, manager, officer or employee of, any Person which is a Company Customer, supplier, lessor, lessee or competitor or potential competitor of the Company.

4.19    Insurance. Set forth on Company Disclosure Schedule 4.19 is a true and complete list of each insurance policy (including any self-insurance plans, captive insurance arrangements and policies providing property, casualty, liability, workers’ compensation and comprehensive general liability coverage and bond and surety arrangements, but excluding any Employee Benefit Plan) that is in force as of the date hereof or is an occurrence-based insurance policy that was in effect at any time during the past five years, and as to which the Company is a party. Each such insurance policy is in full force and effect and will continue to be in full force and effect without interruption through the Closing, all premiums with respect thereto for all periods up to and including the Closing have been paid, and the Company has complied in all material respects with such insurance policies. The Company has is not in default under, or has otherwise failed to comply with,, any provision contained in such insurance policies, and, since July 1, 2015, the Company has not received any notice from an insurer under any such insurance policy disclaiming coverage, or cancelling, amending, materially changing the premium payable or denying renewal of any insurance policy. The Company has delivered to Buyer or otherwise made available to Buyer in the electronic data room of the Company true and correct copies of each such insurance policy.

4.20    Customers and Suppliers.

(a)    Company Disclosure Schedule 4.20 sets forth (i) the name of each Customer for which the Company is currently engaged in an active project in the fiscal year ending 2021 accounting for revenue of $1,000,000 or more; (ii) the name of each Customer accounting for revenue to the Company of $1,000,000 or more in any of the fiscal years ended June 30, 2020, June 30, 2019 and June 30, 2018; and (iii) the name of each supplier providing goods or services with value of $1,000,000 or more in any of the fiscal years ended June 30, 2020, June 30, 2019 and June 30, 2018 (collectively, the “Material Customers and Suppliers”); and the amount of consideration paid by or to each Material Customer and Supplier during the fiscal years ended June 30, 2020, June 30, 2019 and June 30, 2018. There are no current disputes or, to the Knowledge of the Company, other facts which could reasonably be expected to materially and adversely affect the Company’s relationship with any Material Customers and Suppliers. Except as set forth on Company Disclosure Schedule 4.20, no Material Customer and Supplier has, other than with respect to completed projects, (A) terminated any contract or agreement with the Company, (B) provided notice in writing to any Seller or the Company of its intention to terminate any such contract or agreement, or (C) provided notice in writing to any Seller or the Company that it may (1) cease doing business with the Company (including ceasing to supply the Company with, or purchase from the Company, products or services) or (2) otherwise materially and adversely modify its relationship with the Company or materially limit its services, supplies or materials to the Company, or its usage or purchase of the services and products of the Company.

(b)    Company Disclosure Schedule 4.20 sets forth a chart showing (i) the Material Customers and Suppliers for fiscal year 2019, (ii) the total three-year consideration either paid to the Company or paid by the Company, (iii) the approximate length of the relationship with such Material Customers and Suppliers, and (iv) whether there is a verbal and/or written contract or agreement with such Material Customers and Suppliers.

4.21    Inventory. Except as set forth on Company Disclosure Schedule 4.21, all Inventory was produced, purchased, acquired or ordered, and has been maintained, in the ordinary course of business consistent with past practices of the Company and consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been, or shall be as of the Closing Date, written off or written down to net realizable value in accordance with the Accounting Standards as will be reflected on the Closing Date Working Capital. The quantities of each item of Inventory have not materially increased or decreased except in the ordinary course of business and are consistent with past practices of the Company in all material respects. All items of Inventory are fairly reflected in the inventory accounts on the balance sheets included in the Financial Statements and are valued at the lower of cost or market, all in accordance with the Accounting Standards. All Inventory of the Company is located at the Transferred Real Property.

4.22    Fees and Expenses of Brokers and Others. Other than with respect to any Liabilities, expenses or fees owed to Houlihan Lokey, neither the Company nor any Seller has any Liability for any brokers’ or finders’ fees or any similar fees in connection with the transactions described in this Agreement, and the Company has not entered into any contract or agreement or otherwise retained any broker or other intermediary to act on its behalf in connection with the transactions described in this Agreement.

4.23    Bank Accounts. Company Disclosure Schedule 4.23 sets forth a complete and correct list of all bank accounts and safe deposit boxes of the Company and the Persons authorized to sign or otherwise act with respect thereto. Company Disclosure Schedule 4.23 sets forth a complete and correct list of all Persons holding a general or special power of attorney granted by the Company and a complete and correct copy of such power of attorney.

4.24    Warranties; Rebates.

(a)    The Company has not incurred, during any of its last three fiscal years, or from July 1, 2020 to the date of this Agreement, in respect of claims for the failure of products or services provided by the Company to comply with any warranty, contract or agreement or Applicable Law that exceed $500,000 in the aggregate. Except as specifically described on Company Disclosure Schedule 4.24, since July 1, 2015, all Company Products have been in conformity in all material respects with all applicable contractual commitments and warranties. The standard written warranties covering Company Products provided by the Company which have not yet expired have been delivered to Buyer or otherwise made available to Buyer in the electronic data room of the Company. Except as specifically described on Company Disclosure Schedule 4.24, since July 1, 2015, no Company Products are the subject of any applicable warranties other than those that have been delivered to Buyer or otherwise made available to Buyer in the electronic data room of the Company.

(b)    Company Disclosure Schedule 4.24 sets forth a list of all (i) material written Customer complaints or other actual or asserted noncompliance of the Company Products with applicable contractual commitments or express or implied warranties or Laws since July 1, 2015 and (ii) Proceedings pending against the Company at any time since July 1, 2015 (whether such Proceedings have since been completed or remain pending) in respect of any of the foregoing.

(c)    Except as set forth on Company Disclosure Schedule 4.24, the Company has not entered into, or offered to enter into, any contract or agreement, commitment, mark-down, buy-in, co-op or other arrangement pursuant to which the Company would be obligated to make any rebates, prebates, payment of earned income, discounts, promotional allowances or similar payments or arrangements, in each case, in excess of $50,000, individually or in the aggregate, to any Customer on a per annum basis.

4.25    No Insolvency. Neither the Company nor any RE Seller is the subject of any pending, rendered or, to the Knowledge of the Company, threatened insolvency or similar proceedings of any character. Neither the Company nor any RE Seller has made an assignment for the benefit of creditors or taken any action with a view to or that could constitute a valid basis for the institution of any such insolvency or similar proceedings. The Company and each of its Affiliates that own Assets or real property in connection with the Business, is solvent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth on Buyer’s Disclosure Schedule, as contemplated by Section 11.16(d), Buyer represents and warrants to each Seller, as of the date hereof and as of the Closing Date, as follows:

5.1    Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia, and has all requisite corporate power and authority to carry on its business as now being conducted and as presently proposed to be conducted by it. Buyer is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each of those jurisdictions in which the nature of the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not materially adversely affect the ability of Buyer to timely consummate any of the transactions contemplated hereby or perform its obligations hereunder.

5.2    Authorization of Transaction. Buyer has all necessary corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder. No other proceedings or actions on the part of Buyer are necessary to approve and authorize Buyer’s execution and delivery of any Transaction Documents to which it is or will be a party or the performance of its obligations hereunder or thereunder. This Agreement constitutes, and each of the other Transaction Documents to which Buyer is or will be a party will when executed constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and limitations on the availability of equitable remedies.

5.3    Absence of Conflicts. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is or will be a party do not, and the consummation of the transactions contemplated herein and therein will not, subject to obtaining the consents, approvals, authorizations and permits and making the filings described in this Section 5.3 or as set forth on Buyer’s Disclosure Schedule 5.3, (a) violate, conflict with, or result in any breach of, any of the terms, conditions or provisions of Buyer’s organizational and governing documents, (b) violate any order, writ, judgment, injunction, decree, statute, Law, rule or regulation of any Governmental Entity applicable to Buyer or by which or to which any portion of Buyer’s properties or assets is bound or subject, (c) violate, conflict with, or result in any violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or a loss of any benefits by Buyer under any of the terms, conditions or provisions of any material agreement, or (d) result in the creation or imposition of any Lien upon any properties or assets of Buyer, which would, in each case, materially adversely affect the ability of Buyer to timely consummate any of the transactions contemplated hereby. No consent, registration or declaration of, or filing with, any Governmental Entity or any other person is required by Buyer in connection with the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party or the consummation by Buyer of the transactions contemplated hereby or thereby, except for (i) such filings in connection with any Transfer Taxes, if any, (ii) such other filings and consents as may be required under any environmental, health or safety Law or regulation pertaining to any notification, disclosure or required approval necessitated by the transactions contemplated by this Agreement and the other Transaction Documents to which Buyer is a party, (iii) the applicable requirements under the HSR Act or any other applicable Antitrust Laws, or (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings, notices or permits the failure of which to be obtained or made would not materially adversely affect the ability of Buyer to timely consummate any of the transactions contemplated hereby.

5.4    Litigation. As of the date of this Agreement, there are no Proceedings pending (or, to Buyer’s Knowledge, threatened) against or affecting Buyer at law or in equity, or before or by any Governmental Entity, which could reasonably be expected to adversely affect Buyer’s performance under this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

5.5    Investment Representations.

(a)    Assuming the representations and warranties of the Sellers and the Company contained in this Agreement are true in all respects, at and immediately after the Closing, and after giving effect to the transactions contemplated hereby, Buyer and the Company (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its debts as they become absolute and matured), (ii) will have adequate capital with which to engage in its business and (iii) will not have incurred and does not immediately plan to incur debts beyond its ability to pay as they become absolute and matured. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any of Buyer, the Sellers or the Company.

(b)    Buyer is acquiring the Common Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Common Stock.

5.6    Financial Ability. Buyer has (and will have on the Closing Date) the necessary and immediately available funding to fund in cash all of the amounts required to be provided by Buyer for the consummation of the transactions contemplated hereby and the other Transaction Documents to which it is or will be a party and sufficient for the satisfaction of all of Buyer’s obligations under this Agreement and the other Transaction Documents to which it is or will be a party, including the payment of the amounts payable pursuant to Section 1.4 and Section 1.7 and the payment of all associated costs and expenses of Buyer in connection with the transactions contemplated by this Agreement and the other Transaction Documents to which it is or will be a party. Such funding is not subject to any delay, restriction or required Consent. Buyer has not incurred any obligation, commitment, restriction or Liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or Liability of any kind, in any case which would impair or adversely affect such funding. Buyer acknowledges and agrees that Buyer’s performance of its obligations under this Agreement is not in any way contingent upon the availability of financing of any kind to Buyer, whether or not for, or related to, the transactions contemplated by this Agreement.

5.7    Brokers. Other than with respect to any Liabilities, expenses or fees owed to Harris Williams, no broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by Buyer or any of its respective partners, directors, managers, officers, employees, representatives or agents.

ARTICLE VI

COVENANTS

6.1    Conduct of Business. Except as (i) contemplated by or otherwise permitted under this Agreement, (ii) set forth in Company Disclosure Schedule 6.1 or (iii) required by Applicable Law, or to the extent that Buyer shall otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed), from and after the date of this Agreement until the Closing, the Sellers covenant and agree with Buyer that the Sellers shall not, and the Company shall not:

(a)    fail to conduct and operate the Business and the Company in the ordinary course of business consistent with past practice to (i) preserve substantially intact the Company’s present business organization, (ii) preserve its present relationships with key employees, independent contractors, customers, suppliers, landlords, lenders, Governmental Entities and others having relationships with the Business and the Company, and (iii) preserve, maintain and comply, in all material respects, with all of the Company’s (or any Affiliates’ if associated with the Business) certificates, Company Permits, and other authorizations and other rights issued by any Governmental Entity;

(b)    fail to operate in the ordinary course of business consistent with past practice to maintain (i) the tangible Assets of the Company in operating condition and repair for the purposes for which they are used consistent with past practices, except for ordinary wear and tear, (ii) inventory at levels consistent with past practices, in all material respects, (iii) maintain in full force and effect the insurance policies currently maintained on the Assets (or policies providing substantially the same coverage), or (iv) its Books and Records and accounts in the usual, regular and ordinary manner on a basis consistent with past practices;

(c)    except for amendments, terminations or non-renewals in the ordinary course of business consistent with past practice, and except for terminations in the event of the breach or default by the other party thereto, materially modify, materially amend, or terminate any Material Contract, or waive, release or assign any material rights or material claims thereunder;

(d)    fail to operate in the ordinary course of business consistent with past practice to maintain to (i) collect accounts receivable in a manner consistent with past practice and in the ordinary course of business, without discounting such accounts receivable other than to the extent in the ordinary course of business and consistent with past practices, or (ii) maintain the payment of accounts payable and pay such accounts payable or other Liabilities of the Company or the Business in advance of their due date or the due date when the same would have been paid in the ordinary course of business;

(e)    fail to operate in the ordinary course of business consistent with past practice to comply in all material respects with all Applicable Laws and Company Permits, including all certification procedures and regulation;

(f)    deviate in any material respect from the capital expenditure plan presented to Buyer other than any failure to make a capital expenditure as a result of delays caused by causes beyond the Company’s and its Affiliates’ reasonable control, operating in the ordinary course of business consistent with past practice; provided, however, that the Company will not be deemed to have failed to make a capital expenditure if the failure was the result of a counterparty’s failure to timely perform;

(g)    make or commit to make any capital expenditures unless (i) paid in full prior to Closing, (ii) treated as a current Liability using the Company’s past principles, methods, policies, practices, and/or procedures, or (iii) such commitments to make such capital expenditures are set forth in the capital expenditure plan presented to Buyer;

(h)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company or enter into any strategic alliance, partnership or joint venture;

(i)    except as otherwise specifically contemplated in this Agreement, the other Transaction Documents or other agreements in effect as of the date of this Agreement, or as required to comply with Applicable Law, enter into any agreement or arrangement with or make or offer to make any change in the compensation payable or to become payable, or grant, pay or commit to pay any severance or termination pay, any bonus or other incentive compensation, to any of its officers, directors, employees, equity holders or independent contractors (other than for employees with annual base compensation below $50,000 in the ordinary course of business consistent with past practice, including customary annual increases of salary compensation);

(j)    voluntarily mortgage, pledge or subject to any material Lien, other than Permitted Encumbrances, any of its Assets or the Transferred Real Property;

(k)    except (i) as otherwise specifically contemplated by this Agreement or the other Transaction Documents (or as permitted under Section 6.1(i)), (ii) as required to comply with Applicable Law, or (iii) pursuant to the terms of the Employee Benefit Plans: (A) grant a material increase in any pension, retirement allowance or other material employee benefit to any officer, director, employee, equity holder or independent contractor of the Company, (B) grant any material increase or accelerate the time of payment of any compensation or other payments or benefits pursuant to any Employee Benefit Plan, or any employment or consulting agreement with or for the benefit of any director, officer, employee, equity holder or independent contractor, (C) adopt, terminate, modify or amend any Employee Benefit Plan or any plan, program, policy, agreement or arrangement that if entered into prior to the date hereof would constitute an Employee Benefit Plan, (D) enter into any collective bargaining agreement, union contract or similar labor arrangement with respect to employees, (E) loan or advance any funds (or forgive any loan or advance of any funds) to any director, officer, employee, equity holder or independent contractor; or (F) grant, pay, or commit to pay any payment or benefit that would constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code;

(l)    hire any employees (other than to fill vacancies for employees with annual base compensation below $50,000, and then only in the ordinary course of business), or terminate the employment of any employee with annual base compensation in excess of $50,000;

(m)    except as required by Accounting Standards, change any of the accounting principles or practices used by the Company;

(n)    change any of its practices, policies, procedures or timing of each of the collection of accounts receivable, billing of its customers, payment terms, cash collections, cash payments, or similar terms with vendors;

(o)    pay, discharge or satisfy any material claims, Liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice;

(p)    (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (ii) adjust, split, combine, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) except in the case of an employee whose employment has terminated, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any of such securities;

(q)    issue, sell, pledge, dispose of, encumber or grant rights with respect to (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of the Company of any class or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company of any class (except for pledges of capital stock or securities under the Credit Documents and other than the issuance of certificates in replacement of lost certificates);

(r)    change or amend its articles of incorporation, bylaws or other governing documents;

(s)    except under the Credit Documents in the ordinary course of business consistent with past practice, and except for current Liabilities and capitalized lease obligations within the meaning of Accounting Standards incurred in the ordinary course of business, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than endorsements of checks in the ordinary course) or make any loans, advances or capital contributions to, or investments in, any Person (other than among the Company, and other than advances to officers, directors and employees in the ordinary course of business consistent with past practice);

(t)    (i) make any settlement of or compromise any Tax Liability, (ii) surrender any right to claim a refund of Taxes, (iii) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, (iv) change in any respect any Tax election or Tax method of accounting, (v) make any new Tax election , (vi) adopt any new Tax method of accounting, (vii) fail to pay any Tax that becomes due and payable (including any estimated Tax payments), (viii) prepare any Tax Returns in a manner which is inconsistent with the past practices of the Company, (ix) incur any material Liability for Taxes other than in the ordinary course of business or (x) file any amended Tax Returns;

(u)    settle or compromise any material Proceeding or other litigation related to the Business, the Assets or the Company;

(v)    amend or modify any Related Party Lease;

(w)    sell, convey, or otherwise transfer ownership interest in the Transferred Real Property or grant any easements and/or rights-of-way over or through the Transferred Real Property or further encumber the Transferred Real Property, other than in respect of any Permitted Encumbrances;

(x)    fail to operate in the ordinary course of business consistent with past practice to materially maintain the Transferred Real Property in substantially the same physical condition, ordinary wear and tear excepted;

(y)    effectuate a “plant closing” or mass layoff as those terms are defined in the WARN Act or any similar state or local statute, rule or regulation, affecting in whole or in part any site of employment, facility, operating unit or employee; or

(z)    authorize any of, or commit or agree to take any of, the foregoing actions.

6.2    Information. From and after the date hereof, until the earlier of the termination of this Agreement pursuant to Section 10.1 and the Closing and subject to Applicable Law, the Company shall afford to Buyer and its Affiliates and each of their respective representatives (including accountants, consultants, counsel and representatives of financing sources) access, in each case, during normal business hours, upon reasonable prior notice and in such manner as will not unreasonably interfere with the conduct of the Business, to all properties, Books and Records (including Tax Returns of the Company), and all other information with respect to its respective Business, together with the opportunity, at the sole cost and expense of Buyer, to make copies of such Books and Records and other documents and to discuss the Business with such members of management, officers, directors, counsel and accountants for the Company as Buyer and its representatives may reasonably request and the Company shall cause such members of management, officers, directors, counsel and accountants to reasonably cooperate with Buyer and its representatives in connection therewith. Notwithstanding the foregoing provisions of this Section 6.2, the Company shall not be required to grant access or furnish information to Buyer or Buyer’s representatives to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by Applicable Law or an existing contract. Notwithstanding the foregoing provisions of this Section 6.2, Buyer shall not have access to personnel records of the Company relating to individual performance or evaluation records, medical histories or other information that the disclosure of which, in the reasonable opinion of the Company’s external legal counsel is prohibited by Applicable Law. In addition, except as otherwise expressly permitted pursuant to this Section 6.2, Buyer shall not contact any personnel of the Company regarding, or in connection with, the transactions contemplated by this Agreement without the express prior consent of the Company’s Chief Executive Officer or such other Person as has been designated by the Chief Executive Officer in writing. All information provided pursuant to this Agreement shall remain subject in all respects to the Confidentiality Agreement. Notwithstanding anything to the contrary, nothing herein shall be construed as granting Buyer or its representatives access to any (i) Transferred Real Property or any real property leases to which the Company is a party for purposes of performing environmental testing, assessment, investigation or sampling without the prior written consent of the Seller Representative, in its sole discretion, and (ii) suppliers, customers, distributors, licensors, joint venture or strategic partners or brokers of the Company (except in the ordinary course of business and unrelated to the transactions contemplated hereby), without the prior written consent of the Seller Representative. It is the intent of the Parties to allow Buyer, along with the Seller Representative or its designee at the Company to conduct meetings with certain of the Company’s current Customers with the cooperation and involvement of the Company upon notice to the Seller Representative. Upon receipt of any such notice, the Sellers shall use their commercially reasonable efforts to facilitate such discussions or meetings, and the Sellers will have the right to participate in any such discussions or meetings. Buyer agrees to conduct any such permitted discussions with reasonable discretion and sensitivity to the Company’s relationships with its current Customers. In exercising its rights hereunder, Buyer shall conduct itself so as not to interfere in the conduct of the business of the Company prior to the Closing. No investigation by Buyer or its representatives or other information received by Buyer or its representatives shall operate as a waiver or other affect any representation, warranty, covenant or agreement given or made by the Sellers or the Company pursuant to this Agreement.

6.3    Consents. After the date hereof and prior to the Closing, the Sellers shall use commercially reasonable efforts to obtain the Consents, approvals and waivers, in form and substance reasonably satisfactory to Buyer, to the extent that such Consent is required to be obtained by the Sellers in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is or will be a party, and transactions contemplated herein or therein. Buyer will be responsible for any amounts to be paid to third parties in connection with obtaining any new Company Permits or obtaining any third party Consent; provided, that such amounts owed by Buyer shall not include any internal costs and expenses or any external counsel legal fees of the Company or any Seller.

6.4    Notification of Certain Matters. The Sellers shall give prompt written notice to Buyer of: (a) the occurrence, or failure to occur, of any event of which the Company has Knowledge that would be reasonably likely to cause any representation or warranty of the Company or any Seller contained in this Agreement or in any other Transaction Document to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing determined as if such representation or warranty were made at such time; (b) the failure of the Company or any Seller to comply with or satisfy in any material respect any covenant to be complied with by it hereunder; (c) any written notice or other written communication from any

Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (d) the recall or withdrawal of any Company Product; (e) any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; (f) the receipt of any notice from any Governmental Entity alleging a violation of, or Liability under, any Applicable Food Laws; (g) the receipt of any notice from any Governmental Entity alleging a deviation from current good manufacturing practices; (h) the receipt of any notice of a claim that has been filed against the Company alleging a violation of any Applicable Food Laws; (i) a report to the FDA Reportable Food Registry, returns, or similar marketplace actions regarding products produced, processed, packaged, held for sale, advertised, manufactured, or sold by the Company or other similar federal, state, or private actions or investigations with respect to such products; (j) the listing of the Company in the USDA Organic Integrity Database; and (k) the receipt of a Notice of Warning or Cease and Desist Order from the USDA. Except as provided below, no such notification shall affect the representations or warranties of the Parties or the conditions to their respective obligations hereunder. The Company shall be entitled to make any such notification under clause (a) above in the form of updates and/or modifications to the Sellers’ Disclosure Schedule or the Company Disclosure Schedule and such notification shall amend and supplement the appropriate schedules previously delivered. No such notification (or failure to provide such notification) shall be given any effect for purposes of determining the accuracy of the representations and warranties made by the Sellers pursuant to this Agreement, determining whether the conditions set forth in Article VII have been satisfied, and shall not affect any right or remedy of Buyer under this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement. For the avoidance of doubt, this Section 6.4 shall not limit any recourse Buyer may have against the Representation and Warranty Insurance (pursuant to the terms thereof) for breaches of representations and warranties covered thereunder.

6.5    Material Adverse Effect. From and after the date hereof through the earlier of the termination of this Agreement or the Closing Date, the Seller Representative shall promptly inform Buyer in writing of any event or circumstance of which any Seller is aware or of which any Seller receives notice that has, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.6    Certain Affiliated Agreements. At or prior to the Closing, but after the payment of any amounts owing pursuant thereto as part of the Transaction Costs or the Deferred Compensation Payment Amount as contemplated by Section 1.4(d), the Sellers and the Company, as applicable, shall take such action as may be necessary to cause the agreements described in Company Disclosure Schedule 6.6 to be terminated and for the parties thereto to release and waive any and all claims that any of them may have under such agreements.

6.7    Notification of Certain Matters. Buyer shall give to the Company prompt written notice of: (a) the occurrence, or failure to occur, of any event of which Buyer has Knowledge that would be reasonably likely to cause any representation or warranty of Buyer contained in this Agreement or in any other Transaction Document to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing determined as if such representation or warranty were made at such time; (b) the failure of Buyer to comply with or satisfy in any material respect any covenant to be complied with by it hereunder; (c) any written notice or other written communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and (d) any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement. No such notification shall affect the representations or warranties of the Parties or the conditions to their respective obligations hereunder.

6.8    Preserve Accuracy of Representations and Warranties; Notification. Buyer and each Seller shall promptly notify the other of any development that they become aware of that would cause any of the conditions set forth in Article VII on the Closing Date not to be satisfied. No such notification (or failure to provide such notification) shall be given any effect for purposes of determining the accuracy of the representations and warranties made by Sellers or Buyer pursuant to this Agreement, determining whether the conditions set forth in Article VII have been satisfied, and shall not affect any right or remedy of any Party under this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement.

6.9    Employee Matters.

(a)    Except as set forth on Company Disclosure Schedule 6.9(a), Buyer shall take commercially reasonable efforts so that on and after the Closing Date and at all times prior to the first anniversary of the Closing Date, or, if earlier, their termination of employment, officers and employees of the Company who are in the employ of the Company immediately prior to the Closing (“Covered Employees”) are employed immediately after the Closing and provided with (i) at least the same annual base salary or hourly wage rate and at least the same annual bonus target opportunities as the base salary or hourly wage rate and annual bonus target opportunities in effect for such Covered Employees immediately prior to the Closing Date, and (ii) employee benefits, plans and programs (including, but not limited to, incentive compensation, pension, life insurance, welfare, profit sharing, 401(k), severance, salary continuation and fringe benefits, but excluding with respect to the Deferred Compensation Plan) which are substantially comparable in the aggregate to those made available by the Company to such officers and employees immediately prior to the Closing. For purposes of eligibility to participate and vesting in all benefits provided by Buyer, its Subsidiaries or the Company after the Closing, and for purposes of level of benefit accruals solely with respect to paid time-off and severance benefits, the Covered Employees will be credited with their years of service with the Company and prior employers to the same extent, such service was recognized under the corresponding Employee Benefit Plan, and service with prior employers is taken into account under the plans of Buyer and its Subsidiaries and does not result in a duplication of benefits for the same period of service. For purposes of determining satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under the group health plans provided by Buyer, its Subsidiaries or the Company after the Closing, each Covered Employee will be credited for covered expenses paid by the Covered Employee under Employee Benefit Plans during the then current annual period of coverage. The eligibility of Covered Employees to participate in any welfare benefit plan or program of Buyer and the Company shall, to the extent commercially feasible, not be subject to any exclusions or limitations for any pre-existing conditions except to the extent such individual was or would have been subject to such exclusion under similar benefit plans and programs of the Company. Nothing contained in this Section 6.9 shall create any rights in any officer or employee or former officer or employee (including any beneficiary or dependent thereof) of the Company in respect of continued employment or specific compensation and benefits for any specified period of any nature or kind whatsoever.

(b)    Subject to the other provisions set forth in this Section 6.9, after the Closing and subject to Applicable Law and the terms of any Employee Benefit Plan, Buyer and the Company may amend, modify or terminate any Employee Benefit Plan in existence prior to the Closing.

(c)    To the extent requested by Buyer, the Company shall amend, freeze and/or terminate and payout any Employee Benefit Plan set forth on Company Disclosure Schedule 6.9(c) in accordance with Applicable Law and effective immediately prior to the Closing Date.

(d)    From and after the date hereof through the earlier of the termination of the Agreement or the Closing Date, the Sellers shall provide commercially reasonable assistance (excluding the need to make any payments to such Covered Employees therefor) to obtain from all Covered Employees (other than any individual Seller or any Key Employee) certain confidentiality and work product agreements, to be effective as of the Closing Date.

(e)    Contingent upon and subject to the Closing, the Company shall (i) make all payments due under the Deferred Compensation Plan, (ii) terminate the Deferred Compensation Plan so that no further amounts will be credited or accrued thereunder, and (iii) use best efforts to obtain full and complete releases from all participants in the Deferred Compensation Plan for all amounts accrued and payable thereunder, in each case in compliance with the terms of the Deferred Compensation Plan and the provisions of Section 409A of the Code. Additionally, contingent upon and subject to the Closing and termination and payout of the Deferred Compensation Plan, the Company shall adopt a Deferred Incentive Compensation Plan substantially in the form attached hereto as Company Disclosure Schedule 6.9(e) for the benefit of the participants listed therein, to be effective after the Closing.

(f)    This Section 6.9 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 6.9, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.9. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, except with respect to the Employment Agreement, the Consulting Agreements, the retention incentive compensation plan for Key Employees and the Post-Close Severance Obligations. The Parties hereto acknowledge and agree that the terms set forth in this Section 6.9 shall not create any right in any employee or any other Person to any continued employment with the Company, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

(g)    Notwithstanding anything in this Agreement, Buyer agrees that in the event that the Company, at Buyer’s direction, terminates any Covered Employee (other than any Key Employee) without cause during the two-year period immediately following the Closing Date, such Covered Employee shall be entitled to severance pay equal to two weeks base wages for every year of service with the Company not to exceed 52 weeks (the “Post-Close Severance Obligation”). For purposes of this Section 6.9(g), “cause” means a determination by the Company, in its sole discretion, that any of the following has occurred: (i) any act by any such Covered Employee that constitutes insubordination, misconduct, fraud, misappropriation, embezzlement, or gross misfeasance of duty; (ii) such Covered Employee’s violation of any Company policy, including human resources policy or code of conduct; (iii) such Covered Employee’s misuse of alcohol or prescription drugs while working, or of any substance which repeatedly and materially interferes with such Covered Employee’s ability to perform services on behalf of the Company, or (iv) such Covered Employee’s commission of, conviction of or pleading guilty to any crime other than a routine traffic offense. The Company will pay the Post-Close Severance Obligation in accordance with its normal payroll practices (no less frequently than monthly), subject to applicable tax withholdings, provided the Covered Employee executes within the 45 days after termination of the Covered Employee’s employment, and does not revoke, a release, in the form acceptable to the Company, that releases the Company and its affiliates from any and all claims the Covered Employee may have in connection with the Covered Employee’s employment or termination thereof. The Company will commence payment of the Post-Close Severance Obligation with the first payroll date immediately following the date the Covered Employee’s release is effective and irrevocable, with subsequent installments until paid in full, with the Covered Employee being entitled to receive at the time of that first payroll date the installments the Covered Employee otherwise would have received had the Post-Close Severance Obligation commenced immediately after termination of the Covered Employee’s employment.

6.10    Access to Information.

(a)    Buyer shall (and shall cause the Company to) hold all the Books and Records of the Company thereof existing on the Closing Date and not to destroy or dispose of any such Books or Records for a period of seven years from the Closing, and thereafter, if it desires to destroy or dispose of such Books and Records, to offer first in writing at least ninety (90) days prior to such destruction or disposal to surrender them to the applicable Seller. During that seven year period, Buyer shall (and shall cause the Company to), during normal business hours, upon reasonable notice, make available and provide the Sellers and their representatives (including counsel and independent auditors and the Seller Representative) with access to the facilities and properties of the Company and to all information, files, documents and records (written and computer) that are not otherwise protected by legal privilege relating to the Company or the Business or operations for any and all periods prior to or including the Closing Date that it may require with respect to any reasonable business purpose (including, without limitation, any Tax matter) or in connection with any Proceeding of any kind by or against any Person, and shall (and shall cause the Company to) cooperate fully with the Sellers and their representatives (including counsel and independent auditors) in connection with the foregoing, at the sole cost and expense of such Seller, including by making Tax, accounting and financial personnel and other appropriate employees and officers of the Company available to the Sellers and their respective representatives (including counsel, independent auditors and the Seller Representative), with regard to any reasonable business purpose. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor the Company shall be required to disclose any information to Sellers if such disclosure would: (A) jeopardize any attorney-client privilege; or (B) violate any Applicable Law or breach any confidentiality agreement or fiduciary duty; provided, that each of the Company, Buyer and the Sellers will use its commercially reasonable efforts, consistent with market practice, to make appropriate substitute disclosure arrangements such that the foregoing restrictions shall not apply.

(b)    For a period of seven years after the Closing Date or, if greater, the applicable period specified in the Company’s applicable document retention policy, Sellers shall, and shall cause their Affiliates in connection with the Business, to, (i) retain the Books and Records relating to the Business relating to periods prior to and including the Closing Date, to the extent not included in the Assets, and (ii) upon reasonable notice, afford Buyer or its representatives reasonable access, at their sole expense (including the right to make, at Buyer’s sole expense, photocopies), during normal business hours, to such Books and Records for any reasonable purpose in connection with matters relating to or affected by the operations of the Business on or prior to the Closing Date. Notwithstanding anything to the contrary in this Agreement, Sellers shall not be required to disclose any information to Buyer or the Company if such disclosure would: (A) jeopardize any attorney-client privilege; or (B) violate any Applicable Law or breach any confidentiality agreement or fiduciary duty; provided, that each of the Company, Buyer and the Sellers will use its commercially reasonable efforts, consistent with market practice, to make appropriate substitute disclosure arrangements such that the foregoing restrictions shall not apply.

6.11    Indemnification of Officers and Directors.

(a)    Buyer agrees that all rights to indemnification or exculpation (including advancement of expenses) existing in favor of, and all limitations on the personal liability of, each present and former director or senior executive officer of the Company (the “Indemnified Company Parties”) provided for in the Company’s articles of incorporation or bylaws in effect as of the date of this Agreement shall continue in full force and effect. From and after the Closing, the Buyer agrees that the Company shall indemnify, defend and hold harmless, including the advancement of expenses, until the sixth anniversary of the Closing the Indemnified Company Parties against all Losses arising out of or relating to acts or omissions by them in their capacities as such, which acts or omissions occurred at or prior to the Closing, in each case to the fullest extent provided under the terms of the Company’s articles of incorporation and bylaws in effect on the date of this Agreement. In determining whether an Indemnified Company Party is entitled to indemnification under this Section 6.11(a), if requested by such Indemnified Company Party, such determination shall be made by special, independent counsel selected by Buyer and approved by the Indemnified Company Party (which approval shall not be unreasonably withheld) and who has not otherwise performed services for Buyer or its Affiliates within the last three years (other than in connection with such matter).

(b)    The Company shall not amend its articles of incorporation or bylaws so as to modify the indemnification or exculpation provisions therein in a manner inconsistent with this Section 6.11 or otherwise adverse to the Indemnified Company Parties unless such modification is required by Applicable Law.

(c)    Prior to the Closing, the Company shall obtain and pay for (at Buyer’s cost and expense, to be reimbursed by Buyer at Closing to the extent then paid or accrued as a Liability by the Company) directors and officers liability insurance, fiduciary liability insurance and employment practices liability insurance with coverage with separate limits of not less than $1.0 million for each line of coverage, including, without limitation, liability, defense, fiduciary (including HIPAA sublimit) and employment practices liability with and an extended reporting period endorsement with a coverage period of six years after the Closing Date, with at least the same coverage and amounts and terms and conditions with respect to claims arising out of or relating to events which occurred before or at the Closing Date (including in connection with the transactions contemplated by this Agreement) (the “D&O and EPL Tail Policy”). Buyer shall bear the cost of the D&O and EPL Tail Policy. During the term of the D&O and EPL Tail Policy, Buyer shall not (and shall cause the Company not to) take any action following the Closing to cause the D&O and EPL Tail Policy to be cancelled or any provision therein to be amended, waived or modified.

(d)    If the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, to the extent not assumed by operation of law, proper provision shall be made so that the successors and assigns of the Company, as the case may be, shall assume the obligations set forth in this Section 6.11.

(e)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its officers, directors, managers or employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under such policies.

(f)    The provisions of this Section 6.11 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Company Parties, their heirs and their personal representatives and shall be binding on all successors and permitted assigns of the Company and may not be terminated or amended in any manner adverse to such Persons without their prior written consent.

6.12    HSR. From the date hereof through the date of termination of the required waiting period under the HSR Act, Buyer shall not, and shall cause its Affiliates not to, take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

6.13    Governmental Consents. Promptly following the execution of this Agreement, but in no event later than five Business Days following the date of this Agreement, the Company and Buyer shall file, or cause to be filed by their respective “ultimate parent entities,” with the FTC and the DOJ, the notifications and other information (if any) required to be filed under the HSR Act with respect to the transactions contemplated herein and in the other Transaction Documents. In addition, the Company and Buyer shall promptly proceed to prepare and file with the appropriate Governmental Entities such additional requests, reports or notifications as may be required or, in the reasonable opinion of Buyer or the Company, advisable, in connection with this Agreement. With respect to each of the above filings, the Parties shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters including subject to Applicable Law, by permitting counsel for the other Party to review in advance, and consider in good faith the views of the other Party in connection with any such filing or any proposed written communication with any Governmental Entity and by providing counsel for the other Party with copies of all filings and submissions made by such Party and all correspondence between such Party (and its advisors) with any Governmental Entity and any other information supplied by such Party and such Party’s Subsidiaries to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that (a) materials may be redacted before being provided to the other Party (i) to remove (x) references concerning the valuation of the Company and (y) individual customer pricing information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns, and (b) copies of documents filed by a Party hereto pursuant to Item 4(c) of the Notification and Report Form filed with the FTC and the DOJ shall not be required to be provided to any other Party hereto. Each of Buyer and the Company shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any such filing or submission. Buyer and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the DOJ. Buyer and the Sellers shall share equally in paying the filing fees with respect to any filings required under the HSR Act or any Antitrust Laws or by any Governmental Entity. Buyer and the Company shall use commercially reasonable efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act and any other Antitrust Laws. In connection therewith, if any Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Antitrust Laws, Buyer and the Company shall cooperate and use commercially reasonable efforts to contest and resist every such Proceeding. For the avoidance of doubt, “commercially reasonable efforts” shall not impose upon Buyer any obligation to agree to effect: (i) the sale, divestiture, disposition, licensing, or holding separate of one or more businesses, product or service lines or assets of Buyer or the Company or (ii) any limitations on Buyer’s freedom of action with respect to one or more businesses, product or service lines, or assets of Buyer or the Company. Buyer and the Sellers shall share equally in paying the filing fees with respect to any filings required under the HSR Act or any Antitrust Laws or by any Governmental Entity.

6.14    Reasonable Efforts; Further Assurances.

(a)    Subject to Section 6.13 which shall govern the subject matter thereof and except as otherwise expressly set forth herein, prior to the Closing, upon the terms and subject to the conditions set forth in this Agreement, Buyer, the Sellers and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any Applicable Laws) to consummate the transactions contemplated hereby as promptly as practicable. In addition, no party hereto shall take any action after the date of this Agreement to materially delay the obtaining of, or result in not obtaining, any Consent from any Governmental Entity necessary to be obtained prior to Closing.

(b)    At and after the Closing, the officers and directors of the Company will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignment or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Company any and all right, title and interest in, to and under any of the rights, properties or Assets of the Company acquired or to be acquired by the Company as a result of, or in connection with, the transactions contemplated hereby.

(c)    Prior to the Closing or the earlier termination of this Agreement, no Equity Seller shall voluntarily transfer or assign any shares of Common Stock owned of record by such Equity Seller.

(d)    Prior to the Closing or the earlier termination of this Agreement, neither the Company nor any Equity Seller shall exercise any claims, rights or remedies which the Company or such Equity Seller, as applicable, has or may have under or in connection with the Shareholders’ Agreement, whether in relation to past, present or future circumstances, and regardless of whether it presently knows or could know of the grounds or legal basis for any such claim or right, including, without limitation, any claims, rights or remedies arising under or in connection with this Agreement and the transactions contemplated hereby.

6.15    Investigation and Agreement by Buyer; No Other Representations or Warranties.

(a)    Buyer agrees and acknowledges that it is sophisticated and was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Buyer understands, acknowledges and agrees that it (i) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and the Business and operations, the Common Stock, the transactions contemplated by this Agreement and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, (ii) has been furnished with or given access to the Books and Records, key personnel, facilities and such other information about the Company and the Business and operations, the Common Stock and any other assets, rights or obligations to be transferred hereunder or pursuant hereto as it requested and considered material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement, and (iii) has had an opportunity to ask questions of and receive answers from the Sellers and the Company with respect to matters Buyer considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement.

(b)    Buyer understands, acknowledges and agrees that (i) it has relied solely and exclusively on the representations and warranties of the Company and the Sellers expressly and specifically set forth in Article IV or Article III, the Sellers’ Disclosure Schedule, the Company Disclosure Schedule or any Transaction Document, respectively, (ii) such representations and warranties by the Company and the Sellers constitute the sole and exclusive representations of the Company and Sellers, respectively, to Buyer or to any of its representatives in connection with the transactions contemplated by this Agreement and the other Transaction Documents and (iii) all other representations and warranties of any kind or nature, whether express or implied, oral or written (including but not limited to information, statements, or representations of any kind relating to the historical or future financial performance, financial condition, results of operations, Assets or Liabilities, cash flows, expenses, or revenues of the Company; any projections, forecasts, estimates, plans or budgets of the Company; the accuracy or completeness of any of the information provided or made available to Buyer or its representatives; or any other information, statements or documents heretofore or hereafter delivered to or made available to Buyer or Buyer’s representatives, including the information in the electronic data room of the Company, the confidential information memorandum, any management presentations or other due diligence information, except to the extent and as expressly and specifically covered by a representation and warranty made by the Company or the Sellers set forth in Article IV or Article III, the Sellers’ Disclosure Schedule, the Company Disclosure Schedule or any Transaction Document, respectively), have not been relied upon by Buyer and are expressly and specifically disclaimed and shall not form the basis of any claim by Buyer for breach of representation or warranty; provided, that such limitation shall not apply in the case of Fraud.

6.16    Representation and Warranty Insurance. A buyer-side representation and warranty insurance policy is being conditionally bound as of the date hereof, which is substantially in the form attached hereto as Exhibit F and shall be on customary terms and conditions (including the insurer thereunder expressly waiving, and agreeing not to pursue, directly or indirectly, any subrogation rights against the Sellers with respect to any claim made by an insured thereunder, and the insurer thereunder expressly agreeing that Buyer and its Affiliates shall have no obligation to pursue any claim against the Sellers in connection with any Loss, Liability or damage) (the “Representation and Warranty Insurance”). At Buyer’s reasonable request, Sellers shall, and shall cause the Company to, reasonably cooperate with Buyer to obtain and bind the Representation and Warranty Insurance. Sellers shall timely provide, within 60 days after the Closing Date, to the insurer named in the Representation and Warranty Insurance and Buyer a copy of the USB, CD or DVD-ROM (or a link to an electronic download) specified in Clause XV of the Representation and Warranty Insurance policy. The cost of the Representation and Warranty Insurance and any fees, costs or deductibles associated therewith shall be borne solely by Buyer. Buyer agrees to not seek to make, enter into or consent to, any amendment to the Representation and Warranty Insurance following the Closing that would adversely affect the rights of the Sellers without the Seller Representative’s prior written consent.

6.17    Tax Matters.

(a)    Tax Indemnification. Subject to the limitations provided in Section 8.4 hereof, pursuant to Section 8.2(d) hereof, the Sellers shall indemnify the Buyer Indemnified Parties after the Closing and hold the Buyer Indemnified Parties harmless from and against, without duplication, all Losses resulting from or attributable to (i) any and all Taxes (or the nonpayment thereof) of the Company and Serv Food for all Pre-Closing Tax Periods, including, for the avoidance of doubt, Taxes attributable to the matters set forth on Company Disclosure Schedule 4.7, (ii) any and all Taxes of the Equity Sellers and RE Sellers, (iii) any and all Taxes of any Person imposed on the Company as a transferee or successor, by contract or agreement, or pursuant to any Law or otherwise, which Taxes relate to an event or transaction occurring at or before the Closing, (that is not a Buyer Closing Date Transaction), (iv) any Taxes for which the Company is liable pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law as a result of having been a member of an affiliated, consolidated, combined or unitary group before the Closing, (v) any Transfer Taxes for which the Sellers are responsible pursuant to Section 6.17(e), (vi) any Taxes attributable to the Pre-Signing Restructuring, and (vii) any and all employment, payroll and withholding Taxes imposed on the Buyer or the Company with respect to payments made to employees pursuant to this Agreement that are attributable to the Pre-Closing Tax Periods (including, for the avoidance of doubt, any deferred payment of any payroll Taxes pursuant to the CARES Act) (Taxes described in clauses (i) through (vii), the “Indemnified Taxes”). This Section 6.17(a) and Section 8.2(d) shall survive until 60 days after the expiration of the applicable statute of limitations for the underlying Tax matter (provided, that such survival shall not exceed the period allowed pursuant to 10 Del. Code § 8106(c)).

(b)    Tax Return Preparation.

(i)    Buyer shall prepare and file (A) all Tax Returns related to the Transferred Real Property and (B) all Tax Returns of the Company that are required to be filed after the Closing Date, in each case, that relate to any Tax period ending on or before the Closing

Date or any Straddle Period. Buyer shall prepare such Tax Returns in a manner consistent with past practices (unless otherwise required by Applicable Law) and, to the extent applicable, the conventions provided in Section 6.17(c). Buyer shall send the Seller Representative a copy of each such (A) Income Tax Return (together with such schedules and supporting work papers as the Seller Representative may reasonably request) for its review and comment at least 20 days prior to the due date of such Tax Return and (B) other Tax Return for its review and comment as soon as practicable prior to the due date of such Tax Return. Buyer and the Seller Representative shall cooperate in good faith to resolve any reasonable comments provided by the Seller Representative to Buyer at least 10 days prior to the due date of such Income Tax Return. Buyer shall consider in good faith the Seller Representative’s comments with respect to any other Tax Returns prepared by Buyer pursuant to this Section 6.17(b)(i). Except to the extent taken into account in the calculation of Closing Date Indebtedness and resulting in an adjustment to the Purchase Price, as adjusted and finally determined pursuant to Section 1.7, the Seller Representative, on behalf of the Sellers, shall pay to Buyer Sellers’ allocable share of any Taxes for a Pre-Closing Tax Period shown on such Tax Returns no later than five days before the due date for the Tax Return for such Taxes.

(ii)    Except as required by Applicable Law, Buyer shall not, and shall not cause or permit the Company to (A) amend a Tax Return of the Company for a Pre-Closing Tax Period; (B) other than in accordance with Section 6.17(c), make or revoke an election on any Tax Return filed after the Closing Date that adversely affects the Taxes or Tax Returns of the Company for a Pre-Closing Tax Period or (C) enter into (or pursue) any voluntary disclosure agreement with any Governmental Entity that relates solely to Taxes or Tax Returns of the Company for any taxable period that ends on or before the Closing Date, in each case, if such action would be reasonably likely to increase any Tax Liability for the Sellers (including Taxes for which the Sellers are obligated to indemnity a Buyer Indemnified Party pursuant to this Agreement) without the prior written consent of the Seller Representative, such consent not to be unreasonably withheld, conditioned or delayed.

(c)    Tax Elections and Reporting. With respect to certain Tax matters, the Sellers and Buyer agree as follows:

(i)    To the extent permitted or required by Applicable Law, the Company’s year-end for U.S. federal Income Tax purposes shall end as of the end of the Closing Date.

(ii)    To the fullest extent permitted under Applicable Law, to treat any Transaction Deductions paid or accrued on or before the Closing as deductible in a Pre-Closing Tax Period, and no party hereto shall apply the “next day rule” under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) to such deductions.

(iii)    To properly make an election under Revenue Procedure 2011-29 to deduct seventy percent (70%) of any Transaction Deductions that are success-based fees as defined in Treasury Regulation Section 1.263(a)-5(f).

(iv)    To treat any gains, income, deductions, losses, or other items realized by the Company for Income Tax purposes solely with respect to any Buyer Closing Date

Transaction as occurring on the day immediately following the Closing Date and to utilize the “next day rule” in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local, or non-U.S. Law) for purposes of reporting such items on applicable Tax Returns.

(v)    That no election under Code Section 338(g) shall be made with respect to the acquisition of the Purchased Shares.

(vi)    That an election pursuant to Code Section 172(b)(3) shall be made to waive the carryback of any net operating loss attributable to a Pre-Closing Tax Period.

(vii)    That no election shall be made by any party under Treasury Regulation Section 1.1502-76(b)(2) (or any similar provision of state, local, or non-U.S. Law) to ratably allocate items incurred by the Company.

(viii)    The Equity Sellers shall cause the Company to (A) file an IRS Form 3115, Application for Change in Accounting Method, to change the Company’s capitalization method from the “simplified production method” pursuant to Treasury Regulation Section 1.263A-2(b) to the “modified simplified production method” pursuant to Treasury Regulation Section 1.263A-2(c) for the Tax period ending June 30, 2020 (the “Capitalization Method Election”) and (B) file, with respect to the Capitalization Method Election, an eligible acquisition transaction election pursuant to Section 7.03(3)(d) of IRS Revenue Procedure 2015-13 (the “Eligible Acquisition Transaction Election”). The Equity Sellers shall cause the Company to accrue during the Pre-Closing Tax Period all taxable income attributable to the Eligible Acquisition Transaction Election. For the avoidance of doubt, the determination of Closing Date Indebtedness shall include all Income Taxes associated with the elections described in this paragraph.

(ix)    The Sellers and the Company shall work with Buyer to resolve any potential Liabilities, or minimize the expected impact of any potential Liabilities or penalties, related to (A) the payment of Income Tax or value added Tax arising out of the Representative Office and (B) the non-capitalization of certain expenses.

(d)    Straddle Period Proration. For the taxable year that includes the Closing Date, for purposes of determining the amount of Taxes allocable to the Sellers, to the extent applicable and permissible under Applicable Laws, the parties agree to elect (and have the Company elect) to have each Tax year of the Company to end on the Closing Date and, if such election is not permitted or required in a jurisdiction with respect to a specific Tax such that the Company is required to file a Tax Return for a Straddle Period, to utilize the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall equal the Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of all other Taxes (including Income Taxes, sales Taxes, employment Taxes, withholding Taxes), the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Company filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a

“closing of the books methodology.” For purposes of applying the foregoing, (A) any item determined on an annual or periodic basis (including amortization and depreciation deductions) for Income Tax purposes shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period; and (B) any Tax or item of income, gain, loss, deduction or credit solely from a Buyer Closing Date Transaction shall be allocated to the portion of the Straddle Period beginning on the day after the Closing Date.

(e)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest), and all conveyance fees, recording charges and other such charges incurred in connection with this Agreement (“Transfer Taxes”) shall be borne (i) solely by Sellers with respect to Transfer Taxes payable in connection with (A) the acquisition of the Transferred Real Property and (B) the indirect transfer of the Representative Office, and (ii) 50% by the Sellers and 50% by Buyer with respect to all other Transfer Taxes. The Sellers and Buyer shall cooperate to timely file all reasonably necessary Tax Returns and other documentation with respect to all such Transfer Taxes and shall reasonably cooperate with the applicable Taxing authority with respect thereto.

(f)    Cooperation. Buyer, the Company and each Seller shall (and shall cause their respective Affiliates to) (i) assist in the preparation and timely filing of any Tax Return of the Company and any Tax Return with respect to the Transferred Real Property for any Pre-Closing Tax Period; (ii) assist in any audit or other legal proceeding with respect to any Tax Return of the Company and any Tax Return with respect to the Transferred Real Property for any Pre-Closing Tax Period; and (iii) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Tax described in Section 6.17(e).

(g)    Tax Contests. If any Governmental Entity issues to the Company (i) a written notice of its intent to audit or conduct another legal proceeding with respect to Taxes or Tax Returns of the Company for any Pre-Closing Tax Period or (ii) a notice of deficiency for Taxes for any Pre-Closing Tax Period, Buyer shall notify the Seller Representative of its receipt of such written communication from the Governmental Entity within 10 days of receipt. The Company shall control any audit, examination or other legal proceeding in respect of any Taxes or Tax Returns of the Company (a “Tax Contest”); provided, however, with respect to a Tax Contest for a Pre-Closing Tax Period, (A) Buyer shall not, and shall not allow the Company to, settle, resolve, or abandon such Tax Contest without the prior written consent of the Seller Representative, not to be unreasonably withheld, conditioned, or delayed; (B) Buyer shall keep the Seller Representative duly informed with respect to the commencement, status, and nature of any such Tax Contest; and (C) if such Tax Contest would be reasonably likely to increase any Tax Liability of the Sellers (including Taxes for which the Sellers are obligated to indemnify a Buyer Indemnified Party pursuant to this Agreement), the Seller Representative, at the Equity Sellers’ sole cost and expense, shall have the right to participate in any such Tax Contest.

(h)    Refunds. All refunds of Taxes of the Company, received on or prior to the second anniversary of the Closing Date, solely with respect to any Pre-Closing Tax Period (including the portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 6.17(d)) (whether in the form of cash received or a credit against Taxes otherwise payable) for Taxes paid by the Company prior to the Closing Date or by the Equity Sellers pursuant to Section 6.17(a), and that are not the result of a carryback of an item or attribute from a Post-Closing Tax Period, shall be for the benefit of the Sellers. To the extent that Buyer or the Company receives a refund that is for the benefit of the Sellers, Buyer shall pay to the Seller Representative for distribution to the Sellers the amount of such refund (and interest actually received from the Governmental Entity with respect to such refund). The amount due to the Sellers shall be payable promptly after receipt of the refund from the applicable Governmental Entity (or, if the refund is in the form of credit, promptly after the due date of the Tax Return claiming such credit or offset) net of any Taxes of Buyer or the Company attributable to such refund or credit and reasonable out-of-pocket expenses incurred in obtaining and paying to Sellers such refund or credit described in this Section 6.17(h). Buyer shall, and shall cause its Affiliates, to take all reasonable actions necessary, or reasonably requested by the Seller Representative, at the expense of Sellers, to timely claim any refunds that will give rise to a payment under this Section 6.17(h) and, for the sole purpose of obtaining a refund of German withholding Tax relating to dividends paid by Serv Food to the Company pursuant to the Pre-Signing Restructuring, Buyer shall cause the Company to keep the German Tax POA in place until such refund is obtained from the applicable Governmental Entity. To the extent the Company’s federal Income Tax Return for the taxable year ending on the Closing Date (as prepared and filed in accordance with Section 6.17(b)(i)) reflects a net operating loss, an amount equal to the product of (i) the amount of such net operating loss, and (ii) 21% shall be treated as a refund giving rise to a payment under this Section 6.17(h). If any Tax refund paid to the Sellers pursuant to this Section 6.17(h) is disallowed or required to be repaid to a Governmental Entity (in each case, in whole or in part), the Sellers shall promptly reimburse Buyer for such refund, plus any interest and penalties payable therewith.

(i)    Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Company (other than agreements entered into in the ordinary course of business and not primarily related to Taxes) shall be terminated as of the Closing Date and after the Closing Date, Buyer and the Company shall not be bound thereby or have any Liability thereunder.

(j)    280G. No later than five (5) Business Days prior to the Closing, the Company will (i) submit to all Persons entitled to vote (as determined in accordance with the Treasury Regulations under Code Section 280G (the “280G Vote”)) the material facts (the “280G Disclosure”) concerning all payments and benefits that the Company (after consultation with Buyer following provision to Buyer of the Company’s calculations and supporting documentation) reasonably believes, in the absence of shareholder approval of such payments and benefits, could be “excess parachute payments” within the meaning of Code Section 280G(b)(1) (“Potential Parachute Payments”), in accordance with Code Section 280G(b)(5)(B), and (ii) solicit the approval and consent of all such Persons with respect to the Potential Parachute Payments. Prior to the 280G Vote, the Company shall use commercially reasonable efforts to cause each “disqualified individual” (as defined in Section 280G(c) of the Code) who might receive any Potential Parachute Payments to execute and deliver to the Company an agreement to waive his or her Potential Parachute Payments unless the shareholders of the Company approve such payments in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder (a “280G Waiver”), and such 280G Waiver shall continue to be in effect immediately prior to the Closing. Any Potential Parachute Payments for which the requisite shareholder approval under Code Section 280G(b)(5)(B) was not obtained shall, in accordance with the 280G Waivers entered into by the affected individuals, not be paid or provided for in any manner. The Company agrees to provide Buyer written drafts of the 280G Waiver, the 280G Disclosure, and other documents for the 280G Vote in advance of delivering such documents to the disqualified individuals and the Company’s shareholders, as applicable, and allow Buyer a reasonable opportunity to provide reasonable comments on such documents and the Company shall incorporate any such reasonable comments into the documents.

6.18    Exclusivity.

(a)    From the date hereof until the earlier of (i) the termination of this Agreement or (ii) the Closing, each Seller shall not (and shall not permit the Company and each of their respective Affiliates, agents and representatives to), directly or indirectly, encourage, solicit or initiate discussions or negotiations with, or provide any information to, or waive, terminate or modify any provision of any contractual “standstill” or similar obligations of, any Person (other than Buyer or any of its Affiliates) in furtherance of any purchase, sale, transfer, merger, consolidation, share exchange, business combination, reorganization, recapitalization, tender or exchange offer, joint venture, liquidation, dissolution or similar transaction involving shares of capital stock of the Company, or otherwise obtaining ownership or control of the Company, the Transferred Real Property or any of the Assets or any other transaction or series of transactions that could result in any Person other than Buyer (or its Affiliates) acquiring any shares of capital stock of the Company, the Transferred Real Property or Assets, or otherwise obtaining ownership or control of the Company, the Transferred Real Property or any of the Assets, in each case, other than the transactions described in this Agreement and other than sales of inventory and other assets in the ordinary course of business (an “Alternate Transaction”). For purposes of the definition of “Alternate Transaction”, a Person also shall mean any group of Persons, including the equity holders of any Person (other than Buyer and its Affiliates). Each Seller shall, and shall cause such Seller’s Affiliates (including the Company) to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Alternate Transaction, and such Seller shall promptly notify Buyer if any Person contacts such Seller or the Company with respect to an Alternate Transaction.

(b)    In addition to the other obligations under this Section 6.18, the Sellers shall promptly (and in any event within two Business Days after receipt thereof by any Seller or their representatives) advise Buyer orally and in writing of any proposal received for an Alternate Transaction, any request for information with respect to any Alternate Transaction, or any inquiry with respect to or which would reasonably be expected to result in an Alternate Transaction.

(c)    Each Seller agrees that the rights and remedies for noncompliance with this Section 6.18 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

6.19    Audited Financial Statements; Cooperation. After the date hereof, the Sellers shall use commercially reasonable efforts, at Buyer’s cost and expense, to assist and cooperate with Buyer upon Buyer’s reasonable request and as reasonably necessary to permit Buyer’s preparation, within 45 days after the Closing Date, of audited and unaudited financial statements of the Company for such periods and containing such information sufficient to permit Buyer to comply with the requirements of Regulations S-K and S-X promulgated by the U.S. Securities and Exchange Commission. Notwithstanding anything to the contrary, the Sellers will not be deemed to have breached its obligations under this Section 6.19 unless the Sellers have materially breached their obligations under this Section 6.19.

6.20    Lien Releases. Prior to the Closing Date, the Company shall use commercially reasonably efforts to facilitate the release of any Lien (other than Permitted Encumbrances) on the Assets, Transferred Real Property and other properties of the Company, that first arises following the date hereof.

6.21    Estoppels. Prior to the Closing Date, the Company shall use its commercially reasonable efforts (but excluding making payments to any third party) to obtain an estoppel letter from Union Pacific Railroad Company in connection with that certain Lease Agreement dated December 30, 1998, as amended, in form and substance reasonably acceptable to Buyer, certifying to reasonable and customary statements.

6.22    Representative Office. Prior to the Closing Date, the Company shall, in coordination with Buyer, use commercially reasonable efforts to effectuate filings reasonably necessary in connection with the replacement of the authorized signatory and representative of the Representative Office; provided, that the current signatories and representatives as specified by the Company shall remain authorized signatories and representatives through the Closing Date. Buyer shall not, and shall cause such signatories and representatives it appoints not to, take any action by or on behalf of the Company in respect of the Representative Office prior to the Closing Date. In the event this Agreement is terminated prior to Closing, Buyer shall promptly take all action necessary and make such filings and notices as may be required or requested by the Company to remove any authorized signatories and representatives appointed by Buyer pursuant to this Section 6.22, without liability to the Company or the Sellers.

6.23    Title Company Documentation. Prior to the Closing Date, the Company, DDS and HPS shall use commercially reasonable efforts (but excluding making payments to any third party or incurring any obligation to provide indemnification) to deliver to Buyer all documentation the Title Company may reasonably request in order to be committed to issue to the Company the DDS Title Policy and HPS Title Policy, as applicable.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation. The respective obligations of the Sellers and Buyer to effect the transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a)    The applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or terminated.

(b)    No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity preventing, restraining, enjoining or prohibiting or then threatening to prevent, restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall be in effect, and no Proceeding by a Person (other than Buyer or any of its Affiliates) before any Governmental Entity shall be pending (or then threatened in writing), which is reasonably likely to prevent, restrain, enjoin or prohibit, the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

(c)    No action shall have been taken, nor any statute, rule or regulation shall have been enacted or promulgated, by any Governmental Entity, that prohibits or restrains the consummation of the transactions contemplated hereby.

7.2    Conditions to Obligation of Buyer. The obligation of Buyer to effect the transactions contemplated hereby is subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived, in whole or in part, by Buyer:

(a)    Each of (i) the Fundamental Representations (other than the representations and warranties of the Company and Sellers set forth in Section 3.1, Section 3.2, Section 3.4, Section 4.1(a), Section 4.2 and Section 4.3(a)) shall be true and correct in all material respects (provided, that any qualifications as to “materiality,” “Material Adverse Effect” and other similar qualifiers set forth in such representations shall not be given effect for such purpose), (ii) the representations and warranties of the Company and Sellers set forth in Section 3.1, Section 3.2, Section 3.4, Section 4.1(a), Section 4.2 and Section 4.3(a) shall be true and correct in all respects and (iii) the representations and warranties of the Company and the Sellers set forth in this Agreement (other than the Fundamental Representations) shall be true and correct in all respects (provided, that any qualifications as to “materiality,” “Material Adverse Effect” and other similar qualifiers set forth in such representations shall not be given effect for such purpose), in each of the foregoing clauses (i), (ii) and (iii) as of the Closing Date as though made on and as of such date (other than such representations and warranties that are made as of another date, which shall be so true and correct as of such date); provided, however, that this condition with respect to clause (iii) shall be deemed to have been satisfied unless the failure of such representations and warranties to be so true and correct results, or reasonably would be expected to result, individually or in the aggregate, in a Material Adverse Effect. Buyer shall have received certificates signed (A) on behalf of the Company by an executive officer of the Company in respect of the Company, (B) by HPS, SD Seller and KD Seller, in each case, in respect of such person, (C) on behalf of HoldCo Seller by an executive officer of HoldCo Seller in respect of HoldCo Seller and (D) on behalf of DDS by the manager of DDS in respect of DDS, in each case to such effect.

(b)    The Company and the Sellers shall have performed or complied with in all material respects all agreements, obligations and covenants required to have been performed or complied with by them under this Agreement and the other Transaction Documents at or prior to the Closing Date. Buyer shall have received certificates signed (i) on behalf of the Company by an executive officer of the Company in respect of the Company, (ii) by HPS, SD Seller and KD Seller, in each case, in respect of such person, (iii) on behalf of HoldCo Seller by an executive officer of HoldCo Seller in respect of HoldCo Seller and (iv) on behalf of DDS by the manager of DDS in respect of DDS, in each case to such effect.

(c)    Between the date hereof and the Closing Date, there shall have been no Material Adverse Effect, nor shall any event or events have occurred, and no circumstances exist, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(d)    Each employment agreement between the Company and each of HPS, KD Seller and SD Seller shall have been terminated.

(e)    The Deferred Compensation Plan shall have been terminated.

(f)    Buyer shall have obtained ALTA surveys of the Transferred Real Property disclosing no encumbrances or other reasonable objections that a reasonable person acting reasonably would consider materially adverse to the use and ownership of the Transferred Real Property, other than Permitted Encumbrances or such encumbrances or other objections that have previously been disclosed to Buyer.

(g)    Title to the Transferred Real Property is to be insurable by the Title Company, other than with respect to Permitted Encumbrances or such encumbrances or other objections that have previously been disclosed to Buyer. The Sellers shall have satisfied all Seller requirements set forth in that certain Commitment for Title Insurance, Commitment Number 102316 issued by Chicago Title Insurance Company dated August 14, 2020, a copy of which has been provided to the Sellers (the “Title Commitment”), such that notwithstanding the satisfaction of any other requirements of the Title Company, the Title Company shall be committed to issue to Company the HPS Title Policy and DDS Title Policy.

(h)    The Company shall have delivered or made available to Buyer updated Phase I environmental site assessment reports for the Transferred Real Property and such reports do not include any new information not previously disclosed to Buyer that a reasonable person acting reasonably would consider materially adverse to the Company, the Business or the Transferred Real Property.

(i)    There shall not be pending before any Governmental Entity a Proceeding asserting that any third party (i) is the holder or the beneficial owner of any Purchased Shares or other equity or ownership interests of the Company or (ii) is entitled to all or any portion of the Purchase Price, in each case which is well-plead and founded, non-frivolous, and has a reasonable chance to prevail on the merits.

(j)    All documents, instruments or certificates required to be delivered at the Closing by the Company, the Sellers or the Seller Representative pursuant to Section 2.2 shall have been delivered.

7.3    Conditions to Obligations of the Sellers. The obligation of Sellers to effect the transactions contemplated hereby is subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived, in whole or in part, by the Seller Representative:

(a)    Each of the representations and warranties of Buyer set forth in this Agreement that are qualified with respect to materiality shall each be true and correct in all respects as of the Closing Date as though made on and as of such time (other than such representations and warranties that are made as of another date, which shall be so true and correct as of such date), and each of the representations and warranties of Buyer set forth in this Agreement that are not qualified with respect to materiality shall be true and correct in all material respects as of the Closing Date as though made on and as of such time (other than such representations and warranties that are made as of another date, which shall be so true and correct as of such date). The Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to such effect.

(b)    Buyer shall have performed or complied with in all material respects all obligations and covenants required to have been performed or complied with by it under this Agreement and the other Transaction Documents at or prior to the Closing Date. The Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to such effect.

(c)    All documents, instruments or certificates required to be delivered at the Closing by Buyer pursuant to Section 2.2, and the payments to be made at the Closing pursuant to Section 1.4, shall have been delivered.

7.4    Waiver of Conditions. Notwithstanding the failure of any one or more of the foregoing conditions on Buyer’s obligation to effect the transactions contemplated hereby, Buyer may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver thereof. To the extent Buyer proceeds with the Closing, Buyer shall be deemed to have waived for all purposes any rights or remedies it may have under this Agreement or otherwise by reason of the failure of any such conditions.

ARTICLE VIII

INDEMNIFICATION

8.1    Survival of Representations, Warranties and Agreement. Except as set forth below, the representations, warranties in this Agreement and any certificate delivered pursuant hereto by any Person shall not survive and terminate at the Closing or upon the termination of this Agreement pursuant to Section 10.1, as the case may be (it being understood that nothing in this Section 8.1 is intended to affect or limit the ability of Buyer to recover (a) for the matters set forth in this Article VIII or (b) under the Representation and Warranty Insurance for any matters covered thereunder. Notwithstanding the foregoing, (i) the Fundamental Representations and the representations and warranties set forth in Section 5.1 and Section 5.2 shall survive the Closing and continue indefinitely (or at least as long as allowed pursuant to 10 Del. Code § 8106(c)), and (ii) the Excluded Representations shall survive three years from the Closing Date (the “Release Date”). The matter set forth in Section 8.2(g) shall survive until the Scheduled Matter Release Date. None of the covenants or agreements contained in this Agreement to be performed prior to the Closing shall survive the Closing and shall terminate at the Closing or upon the termination of this Agreement pursuant to Section 10.1 (as the case may be), the covenants or agreements contained in this Agreement to be performed on or after the Closing shall survive the Closing (the “Surviving Covenants”), and this Section 8.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance, or creates rights or remedies, after (1) the Closing, including, without limitation, those contained in this Article VIII, Article IX and Article XI and Section 6.9, Section 6.10, Section 6.11, Section 6.17, and Section 6.19 or (2) the termination of this Agreement, pursuant to Article X. Notwithstanding the foregoing, any claim made with reasonable specificity by the Party seeking to be indemnified within the time periods set forth in this Section 8.1 shall survive until such claim is finally resolved.

8.2    Indemnification by the Sellers. Buyer, the Company (from and after the Closing) and their Affiliates and their respective, officers, directors, employees, managers and agents (the “Buyer Indemnified Parties”) shall from and after the Closing be indemnified and held harmless by the Sellers, jointly and severally, for and against all Losses to the extent arising out of, or resulting from, without duplication:

(a)    the breach of any Fundamental Representations;

(b)    the breach of any Excluded Representations;

(c)    the breach of any Surviving Covenant of the Sellers contained in this Agreement;

(d)    the Indemnified Taxes;

(e)    any Debt, Intercompany Payable or Transaction Costs to the extent not paid on or before Closing or included in the Final Purchase Price Adjustment Statement;

(f)    the matters set forth on Company Disclosure Schedule 8.2(f) (the “Excluded Liabilities”); or

(g)    the Scheduled Matter.

8.3    Indemnification by Buyer. The Sellers and their respective officers, directors, employees, shareholders, managers and agents (the “Seller Indemnified Parties” and, together with the Buyer Indemnified Parties, the “Indemnified Parties”)) shall from and after the Closing be indemnified and held harmless by Buyer for and against any and all Losses, to the extent arising out of, or resulting from, without duplication:

(a)    the breach of any representation or warranty made by Buyer contained in this Agreement;

(b)    the breach of any Surviving Covenant of Buyer contained in this Agreement; or

(c)    the Additional Deferred Purchase Price Escrow Amount Taxes.

8.4    Limitations on Indemnification.

(a)    No claim for indemnification under Section 8.2 or Section 8.3 may be asserted nor may any Proceeding be commenced against an Indemnifying Party in respect of such claim unless written notice of such claim or Proceeding is received by such Indemnifying Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Proceeding on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Proceeding (taking into account the information then available to the Indemnified Party) is based ceases to survive as set forth in Section 8.1.

(b)    The following order of priority shall apply for the recovery of Losses against the Sellers pursuant to Section 8.2(a), Section 8.2(b), Section 8.2(d), Section 8.2(e), Section 8.2(f) and Section 8.2(g):

(i)    first, to the extent the Losses are covered by the Representation and Warranty Insurance (including Losses covered by or applied to any deductible or retention amount thereunder), then the Buyer Indemnified Parties shall recover such Losses by collecting insurance proceeds from the Representation and Warranty Insurance;

(ii)    second, to the extent the Losses relate to the Excluded Representations, Excluded Liabilities, Indemnified Taxes, or those items in Section 8.2(e), but excluding Losses related to the Fundamental Representations or the item in Section 8.2(g), then the Buyer Indemnified Parties shall recover such Losses from the amounts then remaining in the Indemnity Escrow Account until the cumulative amount of such Losses recovered has depleted the Indemnification Escrow Amount;

(iii)    third, to the extent the Losses relate to the item in Section 8.2(g), then the Buyer Indemnified Parties shall recover such Losses from the amounts then remaining in the Scheduled Matter Escrow Account until the cumulative amount of such Losses recovered has depleted the Scheduled Matter Escrow Amount; and

(iv)    fourth, solely to the extent such Losses or any portion thereof relate to breaches or inaccuracies of Fundamental Representations, Indemnified Taxes or the item in Section 8.2(g) and either (i) the Representation and Warranty Insurance is not sufficient to cover the amount of such Losses (excluding Losses covered by or applied to any deductible or retention amount thereunder), or (ii) such Losses are not covered by the Representation and Warranty Insurance, then the Buyer Indemnified Parties shall recover such Losses from the Sellers.

(c)    Notwithstanding anything in this Agreement, except as otherwise set forth in Section 8.4(e)(ii), in no event shall the Sellers have any Liability for Losses pursuant to (i) Section 8.2(b), until the aggregate amount of the Buyer Indemnitees’ claims for indemnification thereunder exceed $25,000, and thereafter, subject to the other limitations set forth in this Section 8.4, the Buyer Indemnified Parties shall only be entitled to indemnification thereunder for amounts in excess thereof; (ii) Section 8.2(b), Section 8.2(e) and Section 8.2(f) in excess of the amount of the then remaining Indemnification Escrow Amount, which Indemnification Escrow Amount then remaining shall be Buyer’s sole and exclusive remedy for recovery of such Losses by Buyer and the sole source of recovery for Sellers’ indemnity and defense obligations therefor; (iii) Section 8.2(g) after the Scheduled Matter Release Date; and (iv) Section 8.2(d) until the Buyer Indemnified Parties have recovered such Losses first, from the Representation and Warranty Insurance and second, from the then remaining Indemnification Escrow Amount; provided, that in no event shall any Buyer Indemnified Party be permitted to recover any amounts in excess of the then remaining Indemnification Escrow Amount from Sellers in respect of Section 8.2(d) to the extent such Losses for Indemnified Taxes thereunder relate to the Excluded Liabilities; provided, further, that the foregoing limitation in clause (ii) above shall not apply to any Excluded Representation that is also an Indemnified Tax.

(d)    The maximum Liability for all Losses for which indemnification is sought under Section 8.2 shall not exceed, in the aggregate, the Purchase Price; provided, that, such limitations, or any other limitations set forth in this Article VIII, shall not apply in the case of Fraud. Notwithstanding anything herein to the contrary, in no event shall any Seller’s Liability under this Agreement and the other Transaction Documents exceed, in the aggregate, an amount equal to the proceeds received by such Seller hereunder; provided, that, such limitations, or any other limitations set forth in this Article VIII, shall not apply in the case of Fraud.

(e)    For the avoidance of doubt, (i) the Buyer Indemnified Parties shall not be entitled to indemnification under this Agreement if and to the extent that the Losses are reflected on the Final Purchase Price Adjustment Statement and are paid by the Sellers as set forth in Section 1.7 and (ii) the order of priority set forth in Section 8.4(b) and the other limitations set forth in this Article VIII shall not apply to the payment by the Sellers of any amounts owed to Buyer as reflected in the Final Purchase Price Adjustment Statement or pursuant to Section 6.17(b) or Section 6.17(e), which amounts are to be paid directly by the Sellers as set forth therein. Notwithstanding anything herein to the contrary, in calculating the Closing Date Working Capital, no reserve with respect to the Excluded Liabilities or the Scheduled Matter shall be included. For the avoidance of doubt, the indemnity under Section 8.2 shall not include any Losses paid prior to 11:59 p.m. on the date immediately preceding the Closing Date (to the extent such Losses paid have in fact reduced the amount of Company Cash at Closing).

(f)    The amount of Losses shall be determined net of any amounts actually received by the Buyer Indemnified Parties under insurance policies.

8.5    Notice of Loss; Third-Party Claims.

(a)    An Indemnified Party shall promptly give the Indemnifying Party written notice in reasonable technical and legal detail of any matter which an Indemnified Party has determined has given, or could give, rise to a right of indemnification under this Agreement, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b)    If an Indemnified Party shall receive notice from a third party of any action, audit, demand or assessment against it (each, a “Third-Party Claim”), which could give rise to a claim for Loss under this Agreement, the Indemnified Party shall promptly give the Indemnifying Party written notice in reasonable detail of such Third-Party Claim, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, together with copies of all notices and documents served on or received by the Indemnified Party and its representatives in respect thereof. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 8.5(b) shall not limit the obligation of the Indemnifying Party under this Agreement, except to the extent such Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall be entitled to assume and control the defense of such

Third-Party Claim at its expense (which, for the avoidance of doubt, (i) for such matters for which the Indemnification Escrow Amount is the sole course of recovery, shall be paid from the Indemnity Escrow Account and (ii) for the Scheduled Matter, shall be paid from the Scheduled Matter Escrow Account until the Scheduled Matter Escrow Amount is depleted and then paid by the Indemnifying Party) and through counsel of its choice, if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party, it being understood that such election shall be without prejudice to the rights of the Indemnifying Party to dispute whether such claim involves recoverable or indemnifiable Losses under this Agreement. If the Indemnifying Party elects to undertake any such defense against a Third-Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto (or in the possession or control of any of its representatives) as is reasonably requested by the Indemnifying Party or its counsel. The Indemnified Party shall not admit any Liability with respect to, or settle, compromise or discharge any Third-Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party shall have the right to settle any Third-Party Claim (i)(A) for which it obtains a full release of the Indemnified Party from all Liabilities in respect of such Third-Party Claim, and (B) the settlement of which does not involve any relief other than money damages which will be paid by the Indemnifying Party or (ii) the settlement of which the Indemnified Party consents to in writing (such consent not to be unreasonably withheld, conditioned or delayed).

(c)    Notwithstanding the foregoing, any Third-Party Claim that is a Tax Contest shall be governed by Section 6.17(g) and not subsections (a) and (b) of this Section 8.5.

8.6    Exclusive Remedy.

(a)    Notwithstanding anything in this Agreement to the contrary other than with respect to the Surviving Covenants, Article IX and Article XI, (i) for any and all Losses arising out of any breaches of the representations and warranties of the Sellers or any breaches of covenants of the Sellers that do not require performance following the Closing, in each case made in this Agreement or any certificate delivered pursuant hereto, Buyer shall be entitled to recovery solely and exclusively from the Representation and Warranty Insurance or the Indemnification Escrow Amount (solely to the extent permitted pursuant to this Article VIII and subject to the limitations set forth in Section 8.4), other than the Fundamental Representations, the Indemnified Taxes or the item in Section 8.2(g), (ii) in no event shall the Sellers be liable for any indemnification or other payment to Buyer under or in connection with this Agreement except as set forth in Section 1.7, Section 6.17(b), Section 6.17(e) and this Article VIII, and (iii) in no event shall Buyer have any right to seek any indemnification, payment or any other recourse of any type, under or in connection with, this Agreement (A) from the Sellers, other than as set forth in Section 1.7, Section 6.17(b), Section 6.17(e) and this Article VIII, or (B) from any other Person (including any past, present or future director, officer, employee, manager, member, partner, equityholder, Affiliate, agent, attorney or other representative of the Company or the Sellers) that is not expressly named as a Party to this Agreement; provided, that such limitations shall not apply in the case of Fraud and, for the avoidance of doubt, either Party may seek specific performance to enforce the provisions set forth in this Agreement.

(b)    From and after the Closing, except as otherwise set forth in Section 1.7 or this Article VIII, the rights provided under the Representation and Warranty Insurance shall be the sole and exclusive remedy of Buyer with respect to any and all claims arising out of or relating to the Sellers’ representations and warranties set forth in this Agreement, other than the Fundamental Representations and the Indemnified Taxes, and no other remedy shall be available pursuant to any contract, misrepresentation, strict liability or tort theory by Buyer and its officers, directors, employees, agents, Affiliates, attorneys, consultants, insurers, successors and assigns related thereto or related to Buyer’s investigation of the Company and the Transferred Real Property, all such remedies being hereby expressly waived to the fullest extent permitted under Applicable Law; provided that such limitations shall not apply in the case of Fraud. In addition to the foregoing, except with respect to the Surviving Covenants or as otherwise set forth in Section 1.7, Section 6.17(b), Section 6.17(e), this Article VIII, Article IX or Article XI, Buyer shall not be entitled to a rescission of this Agreement (or any related agreements) or any further indemnification rights or claims of any nature whatsoever, all of which are hereby expressly waived by Buyer to the fullest extent permitted under Applicable Law (except to the extent otherwise expressly set forth herein); provided that such limitations shall not apply in the case of Fraud. Notwithstanding the foregoing, nothing contained in this Agreement shall operate to limit the Liability of the Sellers or Buyer for Fraud.

8.7    Additional Indemnification Matters.

(a)    For purposes of determining whether there has been any breach of a representation or warranty, and for purposes of determining the amount of Losses resulting therefrom, all qualifications or exceptions in any representation or warranty or the definition of any defined term used therein relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining Liability under Article VIII, the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them.

(b)    The right of any Party to indemnification, reimbursement or other remedy under this Agreement shall not be affected by any investigation (including any environmental investigation or assessment) conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before, on or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any representation, warranty, covenant or obligation contained in this Agreement or otherwise with respect to the transactions set forth in this Agreement.

(c)    Notwithstanding anything to the contrary contained herein, no limitations (including any survival limitations and other limitations set forth in this Article VIII), qualifications or procedures in this Agreement shall be deemed to limit or modify the ability of Buyer to make claims under or recover under the Representation and Warranty Insurance; it being understood that any matter for which there is coverage available under the Representation and Warranty Insurance shall be subject to the terms, conditions and limitations, if any, set forth in the Representation and Warranty Insurance.

(d)    Within five Business Days after the Release Date, the Escrow Agent shall release the sum of (i) any funds remaining in the Indemnification Escrow Amount plus any interest earned thereon (the “Indemnity Escrow Account”) as of 5:00 p.m. New York City time on the Release Date minus (ii) the amount of all Unsatisfied Escrow Claims, to or at the direction of the Seller Representative. At any time following the Release Date, to the extent the amount of funds contained in the Indemnity Escrow Account exceeds the Unsatisfied Escrow Claims amount, the excess funds in the Indemnity Escrow Account shall be promptly released to or at the direction of the Seller Representative. “Unsatisfied Escrow Claims” shall mean the aggregate amount of any and all claims for indemnification by the Buyer Indemnified Parties pursuant to Section 8.2 that (x) were asserted in good faith by the delivery of a claim notice to the Seller Representative prior to, and are pending on, the Release Date or (y) have been finally determined in favor of the Buyer Indemnified Parties, but which have not been fully paid to such Buyer Indemnified Parties as of the Release Date. Buyer and the Seller Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to make any distributions from the Indemnity Escrow Account provided for herein.

(e)    Within five Business Days after the Scheduled Matter Release Date, the Escrow Agent shall release the sum of (i) any funds remaining in the Scheduled Matter Escrow Amount plus any interest earned thereon (the “Scheduled Matter Escrow Account”) as of 5:00 p.m. New York City time on the Scheduled Matter Release Date to or at the direction of the Seller Representative. Buyer and the Seller Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to make the distribution from the Scheduled Matter Escrow Account provided for herein.

(f)    The Sellers and Buyer agree to treat any payment made pursuant to this Article VIII as an adjustment to the Base Purchase Price for federal, state, local and non-U.S. Income Tax purposes.

8.8    Specified Litigation.

(a)    For purposes of the Specified Litigation, “Losses” shall mean the aggregate of: (i) any settlement payments due to the counterparty to the Specified Litigation or money damages awarded to the counterparty to the Specified Litigation by a court, in each case to the extent paid or payable by a Buyer Indemnified Party, plus (ii) the Defense Costs. “Defense Costs” shall mean the fees, costs and expenses incurred by the Buyer Indemnified Parties (including attorneys’, consultants’ and experts’ fees, costs and expenses) in the investigation, settlement, negotiation or defense of the Specified Litigation. Defense Costs do not include any salaries, benefits or other compensation for officers or employees of any of the Buyer Indemnified Parties or the Sellers who are parties to the Consulting Agreements.

(b)    The Seller Representative shall include the Company and the Buyer Indemnified Parties in all material decisions with respect to the defense, prosecution, investigation, strategy, negotiation and settlement of the Specified Litigation. The Seller Representative, with consent of the Company and the Buyer Indemnified Parties, which consent (i) shall not be unreasonably withheld and (ii) may only be revoked in the event Buyer reasonably determines that the Losses arising from or related to the Specified Litigation, including the Defense Costs, are reasonably expected to exceed the minimum range amounts that the Sellers have informed the

Buyer may be required to settle the Specified Litigation, may lead the Specified Litigation with counsel of its choosing, which counsel shall be reasonably acceptable to Buyer, and may settle the Specified Litigation so long as any settlement meets the criteria in the last sentence of Section 8.5(b). In the event that the Company and the Buyer Indemnified Parties revoke their consent in accordance with the second sentence of this Section 8.8(b), then the Company and the Buyer Indemnified Parties shall have the right to control all aspects of the Specified Litigation thereafter. For the avoidance of doubt, the fees and expenses of such counsel from and after the Closing shall be invoiced to and incurred by the Company and included as “Defense Costs.”

(c)    Notwithstanding anything to the contrary in this Agreement, prior to the Closing, without requiring any consent of Buyer, the Company may, in its sole discretion, settle in full or in part, or otherwise compromise the Specified Litigation, so long as such settlement or compromise involves only a monetary payment that, together with all unpaid Defense Costs, will be paid in full prior to 11:59 P.M. on the date immediately prior to the Closing Date (to the extent such Losses paid have in fact reduced the amount of Company Cash at Closing) and (i) does not include any statement or admission of fact regarding culpability of, or a failure to act by or on behalf of, the Company, (ii) does not involve any injunctive relief against the Company and (iii) provides for a complete release and dismissal with prejudice of the claims that are the subject of Specified Litigation.

(d)    Buyer shall take commercially reasonable actions (and shall cause the Company to take commercially reasonable actions), excluding instituting a Proceeding against any insurance carrier with respect to such carrier’s obligations in respect of the Specified Litigation, to pursue from the Company’s insurance carrier under the Company’s existing insurance policy that covers the Specified Litigation, with the cost and expenses of pursuing such coverage (“Insurance Costs”) to be included as Losses from the Specified Litigation. To the extent proceeds from such insurance coverage are received after the Buyer Indemnified Parties have been indemnified therefor pursuant to Section 8.2(f), Buyer shall cause proceeds to be remitted to the Sellers, net of any Insurance Costs, or deposited in the Indemnity Escrow Account if prior to the Release Date. In the event the Specified Litigation is settled prior to the Closing Date, Buyer shall cause any proceeds received from such insurance coverage to be remitted to the Sellers, net of any Insurance Costs.

8.9    Scheduled Matter. Buyer shall take commercially reasonable actions (and shall cause the Company to take commercially reasonable actions), excluding instituting a Proceeding against any insurance carrier with respect to such carrier’s obligations in respect of the Scheduled Matter, to pursue from the Company’s insurance carrier under the Company’s existing insurance policies that cover the Scheduled Matter, with Insurance Costs to be included as Losses from the Scheduled Matter. To the extent proceeds from such insurance coverage are received after the Buyer Indemnified Parties have been indemnified therefor pursuant to Section 8.2(g), Buyer shall cause proceeds to be remitted to the Sellers, net of any Insurance Costs, or deposited in the Scheduled Matter Escrow Account if prior to the Scheduled Matter Release Date. For the avoidance of doubt, the Scheduled Matter shall be deemed a Third-Party Claim.

ARTICLE IX

RESTRICTIVE COVENANTS

9.1    Restrictive Covenants.

(a)    To further induce Buyer to purchase the Purchased Shares, and in consideration of the payments by Buyer pursuant to this Agreement, each Seller agrees, separately and not jointly, to the restrictive covenants contained herein:

(i)    Each Seller hereby agrees that such Seller shall not, during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Restricted Period”), directly or indirectly, for such Seller’s own account, as a partner or joint venturer with any other Person or as an employee, officer, agent, manager, representative or member of any corporation, limited liability company, partnership, association or other Person (i) compete with or (ii) own, manage, operate, control or participate in the ownership (other than (A) as a minority shareholder of any corporation or other entity the securities of which are publicly held or traded or (B) as a passive investor, holding not more than 2% of any class of equity securities, of such an entity which is not publicly traded), management, operation or control of any corporation, limited liability company, partnership, proprietorship, association or other Person that competes with, the Company by providing or offering to provide to any Person within the United States (the “Restricted Territory”), any services or goods that are the same or substantially similar to, and in competition with, the Company Products offered by the Company in the Business during the 18 months prior to the Closing Date.

(ii)    Each Seller hereby agrees that such Seller shall not, within the Restricted Territory and during the Restricted Period, directly or indirectly, for such Seller’s own account, as a partner or joint venturer with any other Person or as an employee, officer, agent, manager, representative or member of any corporation, limited liability company, partnership, association or other Person, (A) solicit, induce or influence any Person who was a Customer of the Company within 18 months prior to the Closing Date to discontinue, reduce the extent of, or otherwise interfere with such Person’s relationship with the company; or (B) transact business with any Customer of the Company if the purpose of such transaction is to provide any services or goods that are the same or substantially similar to, and in competition with, the Company Products offered by the Company in the Business during the 18 months prior to the Closing Date. For purposes of this Agreement, a Customer of the Company is a Person who purchased Company Products from the Company during the 18 months prior to the Closing Date.

(iii)    Each Seller hereby agrees that such Seller shall not, during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, directly or indirectly, for such Seller’s own account, as a partner or joint venturer with any other Person or as an employee, officer, agent, manager, representative or member of any corporation, limited liability company, partnership association or other Person, recruit or solicit any person who was an employee of the Company as of the Closing Date to leave the Company for the purpose of working for any Person, unless such employee’s employment has been terminated by the Company after Closing or more than 180 days shall have passed since the employee’s voluntary termination of his or her employment with the Company.

(iv)    Each Seller hereby agrees that such Seller shall not, within the Restricted Territory and during the Restricted Period, directly or indirectly, for such Seller’s own account, as a partner or joint venturer with any other Person or as an employee, officer, agent, manager, representative or member of any corporation, limited liability company, partnership, association or other Person, solicit, induce or influence any person who was a Vendor of the Company, Supplier of the Company, or lessor or landlord of the Company within the 18 months prior to the Closing Date to discontinue, reduce the extent of, discourage the development of, or otherwise interfere with such Person’s relationship with the Company. For purposes of this Agreement, a Vendor or Supplier of the Company is a Person who sold or provided, in exchange for compensation, services or goods to the Company during the 18 months prior to the Closing Date that are essential to the manufacturing and production of Company Products. The terms of this Section 9.1(a)(iv) shall not apply to providers or sellers of non-essential, ancillary items, such as office supplies and other items typically purchased by persons or entities not engaged in the Business.

(b)    Each of the covenants and agreements by the Sellers contained in Section 9.1(a) shall be deemed to be and construed as a covenant and agreement independent of any other provision of this Agreement. Each Seller acknowledges and agrees with respect to himself that the covenants set forth in Section 9.1(a) are reasonable and necessary for the protection of the Business and the business of Buyer, that Buyer shall sustain irreparable injury in the event of a breach or threatened breach by such Seller of any of such covenants and agreements and that Buyer does not and shall not have an adequate remedy at law for any such breach or threatened breach. Accordingly, each Seller consents and agrees for such Seller that, if such Seller breaches or threatens to breach any such covenant or agreement, Buyer shall be entitled to immediate injunctive relief and to specific performance and that no Seller shall assert in any action or Proceeding the defense or claim that Buyer has an adequate remedy at law. The foregoing shall not, however, be deemed to limit the remedies of Buyer for any such breach or threatened breach. Any claims with respect to a breach of the provisions set forth in Section 9.1(a) must be made (if at all) within 18 months’ after the expiration of the applicable restricted period.

(c)    Each Seller covenants and agrees that, if such Seller violates any of the covenants or agreements set forth in Section 9.1(a), in addition to any and all other remedies available to Buyer, Buyer shall be entitled to an accounting and repayment of all profits, compensation or benefits which any Seller, directly or indirectly, has realized or may realize in connection with any such violation; reasonable attorney’s fees and costs; and such remedies shall be in addition to and not in limitation of any injunctive relief, and/or other rights or remedies to which Buyer is or may be entitled at law or in equity or under this Agreement.

(d)    In the event that any of the provisions of Section 9.1(a), Section 9.1(b) or Section 9.1(c), shall be held to be invalid or unenforceable, the remaining provisions of such Sections shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. In the event that the scope of the restricted activities set forth in this Section 9.1 shall be found by a court, as set forth in Section 11.12, to exceed the maximum restriction on activities such court deems reasonable and enforceable, such scope of activities or geographical area shall be modified by the court and shall be deemed to become and thereafter shall be the maximum scope of activities which such court deems reasonable and enforceable.

(e)    Each Seller has carefully read and considered the provisions of Section 9.1(a), Section 9.1(b), Section 9.1(c) and Section 9.1(d) and, having done so, agrees that the restrictions set forth in such Sections are fair and reasonable and are reasonably required for the protection of the interests of Buyer and its officers, directors, and other employees and that such restrictions are not violative of any public policy.

9.2    Confidentiality.

(a)    Each Seller acknowledges that the success of the Company and the Business after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by Sellers, that the preservation of the confidentiality of such information by Sellers is an essential premise of the bargain among Sellers and Buyer, and that Buyer would be unwilling to enter into this Agreement in the absence of this Section 9.2. Accordingly, each Seller hereby agrees that such Seller shall not, without the prior written consent of Buyer, disclose to any Person, or use in a manner that would result in a breach of any of Seller’s covenants hereunder, any of Buyer’s Confidential Information or, following Closing, any of the Company’s Confidential Information. For purposes of this Section 9.2, “Confidential Information” means, with respect to Buyer or the Company (as applicable) any information belonging or pertaining to such Person that is confidential or proprietary to such Person, including, (i) in the case of Buyer: (A) the identity of Buyer, and (B) the terms and conditions upon which Buyer employs its employees and independent contractors; (ii) in the case of the Company, (A) the Company’s Customers and their purchasing histories, (B) the Company vendors or potential vendors, and the terms or proposed terms upon which the Company may purchase products and services from such vendors, (C) the terms and conditions upon which the Company employs its employees and independent contractors; (D) technology used by the Company to provide its services, (E) private information concerning the Company’s Customers that a Seller learns in the course of such Seller’s ownership of the Company, including any trade secrets and proprietary information involving the Company Products, and (F) information provided to the Company by third parties under a duty to maintain the confidentiality of such information; and (iii) in the case of Buyer and the Company, such party’s (A) marketing and/or business plans and strategies, and (B) financial reports and analyses regarding the revenues, expenses, profitability and operations. Notwithstanding the foregoing, Confidential Information does not include information that: (i) has been voluntarily disclosed to the public by Buyer or the Company (as applicable), except where such public disclosure has been made by a Seller after Closing without authorization from the Company; (ii) has been independently developed and disclosed by others; or (iii) which has otherwise entered the public domain through lawful means. Further, the provisions of this Section 9.2 will not prohibit (a) any retention of copies of records or disclosure (i) required by any Applicable Law so long as reasonable prior notice is given to Buyer of such disclosure and a reasonable opportunity is afforded to Buyer to contest the same, (ii) required by any federal or state securities law or (iii) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby or the defense of such enforcement by any other party or (b) the disclosure of information in accordance with Section 11.11. In the event that any Seller or Affiliate thereof becomes legally compelled to disclose any Confidential Information, such Seller or Affiliate thereof will notify Buyer promptly in writing of such requirement so that Buyer may seek (at Buyer’s sole cost) a protective order or other appropriate remedy or, in Buyer’s sole discretion, waive compliance with the terms of this Section 9.2. In the event that no such protective order or other remedy is obtained, or that Buyer waives compliance with the terms of this Section 9.2, each

Seller or Affiliate thereof, as the case may be, will furnish only that portion of the Confidential Information which such Seller or Affiliate thereof is advised by counsel is legally required and will exercise commercially reasonable efforts, at Buyer’s sole expense, to obtain reliable assurance that confidential treatment will be accorded such furnished Confidential Information.

(b)    Each Seller agrees that such Seller shall not, directly or indirectly, divulge or make use of any Confidential Information of Buyer or, after the Closing, the Company. Each Seller shall make all reasonable efforts to protect and maintain the confidentiality of the Confidential Information of Buyer and, following the Closing, the Company. In the event that a Seller becomes aware of unauthorized disclosures of Buyer’s Confidential Information or, following Closing, the Company’s Confidential Information, by anyone at any time, whether intentionally or by accident, such Seller shall promptly notify Buyer and, following Closing, the Company.

(c)    The Parties acknowledge and agree that the success of the Company and the Business depends upon the continued preservation of the confidentiality of certain information possessed by Sellers, the Company, Buyer, or their Affiliates, that the preservation of the confidentiality of such information by the Parties is an essential premise of the bargain among Sellers and Buyer, and that the each Party would be unwilling to enter into this Agreement in the absence of this Section 9.2. Accordingly, the Parties acknowledge that the information provided to it or its representatives in connection with this Agreement and the other Transaction Documents, including in connection with any diligence (whether prior to, on or after the Closing Date) is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference and binding on Sellers and Buyer. In the event Closing does not occur, the Parties will remain bound by this provision and the Confidentiality Agreement in accordance with its terms. Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate.

ARTICLE X

TERMINATION

10.1    Termination. This Agreement and the transactions contemplated hereby may be terminated prior to the Closing:

(a)    by mutual written consent of Buyer and the Seller Representative, on behalf of the Sellers;

(b)    by either Buyer, on the one hand, or the Seller Representative, on the other:

(i)    if there shall have been any breach by the other Party (which, in the case of the right of termination by Buyer, shall also include any breach by Sellers or the Company) of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (a) would give rise to the failure of a condition to the Closing hereunder in the favor of the terminating party and (b) in the case of a termination by Buyer, cannot be cured, or has not been cured within 20 days (the “Cure Period”), following receipt by the Seller Representative of written notice of such breach;

(ii)    if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby or by the Transaction Documents, or there shall be any statute, rule or regulation enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby or by the other Transaction Documents; or

(iii)    if the Closing shall not have occurred on or before December 7, 2020; provided, that, if a Cure Period has not expired prior to such date, then the Seller Representative shall have the right to extend the Termination Date to the first Business Day after the last day of such Cure Period (the above date as it may be extended in accordance with the terms hereof, the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b)(iii) shall not be available to any Party whose breach of any representation or warranty or whose failure to perform or observe in any material respect any covenant or obligation contained in this Agreement has been the cause of or resulted in the failure of the Closing of the transactions contemplated by this Agreement to occur on or before the Termination Date.

Any termination pursuant to this Section 10.1 (other than a termination pursuant to clause (a) hereof) shall be effected by written notice from the Party so terminating to the other Parties, which notice shall specify the Section hereof pursuant to which this Agreement is being terminated.

10.2    Effect of Termination. In the event of the termination of this Agreement by either the Seller Representative or Buyer as provided in Section 10.1, this Agreement shall forthwith become void and of no further force or effect with no Liability or obligation hereunder on the part of the Sellers, Buyer or the Company or their respective Affiliates, officers, directors, managers, members, employees, agents or equityholders, except (a) Article X, Article XI and Exhibit A shall survive such termination and (b) subject to Section 8.6, the Liability of any Party for any material and intentional breach prior to such termination by such Party of the representations, warranties, covenants or agreements of such Party set forth in this Agreement occurring prior to the termination of this Agreement shall survive the termination of this Agreement and the non-breaching Party (and if the Sellers are the non-breaching Party, then the Sellers acting through the Seller Representative) shall be entitled to pursue any and all legally available remedies and to seek the recovery of all Losses, Liabilities, damages, costs and expenses of every kind and nature including reasonable attorneys’ fees, in each case relating to such material and intentional breach.

10.3    Return of Documentation. Following termination of this Agreement in accordance with Section 10.1, Buyer shall return all agreements, documents, contracts, instruments, books, records, materials and all other information regarding the Company or other Affiliates provided to Buyer or any representatives of Buyer in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

ARTICLE XI

MISCELLANEOUS

11.1    Amendment and Waiver. This Agreement may only be amended if such amendment is set forth in a writing executed by Buyer and the Seller Representative (on behalf of the Sellers). Except as otherwise set forth herein, no waiver of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be binding unless such waiver is in writing and signed by the Party against whom such waiver is to be enforced. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy with respect to a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition. The Seller Representative, on the one hand, and the Buyer, on the other, may (a) extend the time for performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any Transaction Document, or any other document delivered by the other Party pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other Party or conditions to such obligations contained herein, which, in each case, in the case of any such extension or waiver by Buyer or the Seller Representative, shall include acts, inaccuracies or compliance by Buyer, Sellers or the Company (as applicable). No waiver shall be deemed to be, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall waiver constitute a continuing waiver unless expressly provided.

11.2    Notices. All notices, demands and other communications given or delivered under this Agreement will be in writing and will be deemed to have been given when personally delivered, by messenger or by private overnight delivery service by a recognized commercial carrier to an officer of the applicable Party or Parties, when received by facsimile transmission, electronic mail or other electronic means of transmitting written documents (confirmed by telephone), or five days after being mailed to the Parties at the respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid. Notices, demands and communications to the Company, Buyer or Sellers must, unless another address is specified in writing, be sent to the address indicated below:

If to Sellers, the Seller Representative or the Company prior to the Closing Date:

c/o Silva International, Inc.

523 N. Ash Street

Momence, IL 60954

Attention: Kent DeVries

Fax: 815-472-3536

Email: KDeVries@silva-intl.com

Telephone: 815-472-3535

with a copy (which copy shall not constitute notice to the foregoing) to each of:

Winston & Strawn LLP

2121 North Pearl St, Suite 900

Dallas, Texas 75201

Attention: Christina Tate

Fax: (214) 453-6400

Email: ctate@winston.com

Telephone: (214) 453-6432

Steinhaus - Griesar

Kreuzberger Ring 7a

65205 Wiesbaden, Germany

Attention: Torsten Steinhaus

Email: Torsten.Steinhaus@steinhaus-griesar.de

Telephone: +49 (0) 611-236199-50

If to Buyer or the Company after the Closing Date:

Universal Corporation

9201 Forest Hill Avenue

Stony Point II Building

Richmond, VA 23235

Attention: Preston D. Wigner

Email: wignerp1@universalleaf.com

Telephone: (804) 254-3774

with a copy (which copy shall not constitute notice to the Buyer) to:

Troutman Pepper Hamilton Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

Attention: John Owen Gwathmey

Email: johnowen.gwathmey@troutman.com

Telephone: (804) 697-1225

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt.

11.3    Binding Agreement; Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto, whether by operation of law or otherwise; provided that Buyer may, without any consent, assign its rights under this Agreement for collateral security purposes to any lender providing financing to Buyer and any such lender may exercise all of the rights and remedies of Buyer hereunder. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their successors and permitted assigns; provided, that, Buyer may assign this Agreement to (a) any lender to Buyer or any of its affiliates as security for obligations to such lender in respect of financing arrangements; (b) one or more of its Affiliates and designate one or more of its Affiliates to perform its obligations hereunder; or (c) any Person that acquires the Company or any of its Assets; provided, further, that no assignment made pursuant to clause (a), clause (b) or clause (c) shall in any way affect Buyer’s obligations or Liabilities under this Agreement, the Transaction Documents, or any other Exhibit to this Agreement. Any attempted assignment of this Agreement other than as set forth in this Section 11.3 will be void.

11.4    Further Assurances. In case at any time after the Closing any further action is reasonably necessary to carry out the purposes of this Agreement, each Party shall take all such necessary action. The Parties shall execute any additional instruments reasonably necessary to consummate the transactions described in this Agreement.

11.5    Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under Applicable Laws, but if any provision of this Agreement is held to be prohibited by or invalid under Applicable Laws, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement which shall remain in full force and effect.

11.6    Other Definitional Provisions. The terms “hereof,” “herein” and “hereunder” and terms of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement. Article, Section, clause, subsection, subclauses, Exhibit and Schedule references contained in this Agreement are references to Articles, Sections, clauses, subsections, subclauses, Exhibits and Schedules in or attached to this Agreement, unless otherwise specified. Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form. Each gender specific term used in this Agreement has a comparable meaning whether used in a masculine, feminine or gender neutral form. Whenever the terms “include” or “including” are used in this Agreement (whether or not such terms are followed by the phrase “but not limited to” or “without limitation” or words of similar effect) in connection with a listing of items within a particular classification, that listing will be interpreted to be illustrative only and will not be interpreted as a limitation on, or an exclusive listing of, the items within that classification. Each reference in this Agreement to any Applicable Laws will be deemed to include such Applicable Laws as it hereafter may be amended, supplemented or modified from time to time and any successor thereto, unless such treatment would be contrary to the express terms of this Agreement. Any term used but not defined in this Agreement shall have the meaning given to such term in Exhibit A, which Exhibit A is hereby incorporated herein by reference. Whenever any amount is stated in this Agreement in “Dollars” or by reference to the “$” symbol, such amount shall be United States dollars (unless a contrary intention appears) and will, when the context allows, include equivalent amounts in other currencies. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean “if.”

11.7    Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

11.8    Entire Agreement. This Agreement (including the Exhibits and the Schedules), the Transaction Documents, the agreements, documents, instruments and certificates referred to herein or delivered pursuant hereto, and the Confidentiality Agreement contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, whether written or oral, which may have related to the subject matter hereof in any way.

11.9    Counterparts and Facsimile Signatures. This Agreement may be executed and delivered (including by facsimile transmission or .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”)) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. No Party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

11.10    Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAWS, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

11.11    Public Announcements. No Party shall issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Buyer and the Seller Representative (which consent shall not be unreasonably withheld); provided, that any Party may make any disclosure required by Applicable Laws (including federal securities Laws) if it determines in good faith that it, or its Subsidiary, is required to do so. A Party, with respect to each such disclosure, shall provide the other Parties with prior notice and a reasonable opportunity to review the disclosure. Neither Party will disclose to the public this Agreement, or any Schedules, Exhibits, or other Transaction Documents, or the terms contained herein or therein, other than and solely to the extent such Party determines in its sole discretion that such disclosure is required by Law or Governmental Entity; provided, however, that the Sellers acknowledge Buyer may file this Agreement with the U.S. Securities and Exchange Commission on a timely basis following its execution and otherwise make this Agreement available pursuant to applicable securities Laws and securities exchange rules or regulations.

11.12    Jurisdiction. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, THE PARTIES HERETO AGREE THAT ANY SUIT, ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IN THE CASE OF ANY CLAIM AS TO WHICH THE FEDERAL COURTS HAVE EXCLUSIVE SUBJECT MATTER JURISDICTION,

THE FEDERAL COURT OF THE UNITED STATES OF AMERICA) SITTING IN THE STATE OF DELAWARE, AND EACH OF THE PARTIES HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THOSE COURTS (AND OF THE APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUIT, ACTION OR PROCEEDING IN ANY OF THOSE COURTS OR THAT ANY SUIT, ACTION OR PROCEEDING WHICH IS BROUGHT IN ANY OF THOSE COURTS HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. PROCESS IN ANY SUIT, ACTION OR PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD, WHETHER WITHIN OR WITHOUT THE JURISDICTION OF ANY OF THE NAMED COURTS. WITHOUT LIMITING THE FOREGOING, EACH PARTY AGREES THAT SERVICE OF PROCESS ON IT BY NOTICE AS PROVIDED IN SECTION 11.2 SHALL BE DEEMED EFFECTIVE SERVICE OF PROCESS.

11.13    Governing Law. THIS AGREEMENT, AND ALL ACTIONS, CAUSES OF ACTION, QUESTIONS OR CLAIMS OF ANY KIND (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, VALIDITY, EXECUTION, ENFORCEMENT OR PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

11.14    Attorneys’ Fees. In any action or Proceeding instituted by a Party arising in whole or in part under, related to, based on, or in connection with, this Agreement or the subject matter hereof, the prevailing Party shall be entitled to receive from the losing Party reasonable attorneys’ fees, costs and expenses incurred in connection therewith, including any appeals therefrom.

11.15    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except as expressly set forth herein. No third party is entitled to rely on any of the representations, warranties and agreements contained in this Agreement. Buyer, the Company and the Sellers assume no Liability to any third party because of any reliance on the representations, warranties and agreements of Buyer, the Company or the Sellers contained in this Agreement. Notwithstanding the foregoing, from and after the Closing, Section 6.11 is made for the benefit of the Indemnified Company Parties. All of the Persons identified in the immediately preceding sentence shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Persons were signatories to this Agreement.

11.16    Rules of Construction.

(a)    Any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)    The inclusion of any information on the Company Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule, that such information is required to be listed in the Company Disclosure Schedule or that such items are material to the Company. The headings, if any, of the individual sections of the Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule is arranged in sections corresponding to those contained in Article IV merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule with respect to such other representations or warranties or the presence or absence of a reference thereto in either the Company Disclosure Schedule or in the particular representation or warranty.

(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedule is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement (other than with respect to any representation, warranty or provision of this Agreement in which such specification occurs).

(d)    The inclusion of any information on Buyer’s Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in Buyer’s Disclosure Schedule, that such information is required to be listed in Buyer’s Disclosure Schedule or that such items are material to Buyer. The headings, if any, of the individual sections of Buyer’s Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. Buyer’s Disclosure Schedule is arranged in sections corresponding to those contained in Article V merely for convenience, and the disclosure of an item in one section of Buyer’s Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties contained in Article V to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of Buyer’s Disclosure Schedule with respect to such other representations or warranties or a reference thereto in either Buyer’s Disclosure Schedule or in the particular representation or warranty in Article V.

(e)    The inclusion of any information on the Sellers’ Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Sellers’ Disclosure Schedule, that such information is required to be listed in the Sellers’ Disclosure Schedule or that such items are material to Sellers. The headings, if any, of the individual sections of the Sellers’ Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Sellers’ Disclosure Schedule is arranged in sections corresponding to those contained in Article III merely for convenience, and the disclosure of an item in one section of the Sellers’ Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Sellers’ Disclosure Schedule with respect to such other representations or warranties or the presence or absence of a reference thereto in either the Sellers’ Disclosure Schedule or in the particular representation or warranty.

11.17    Expenses. Except as otherwise expressly provided herein, the Company, Buyer and the Sellers shall each pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, advisors, accountants, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred by such Person in connection with the preparation, negotiation, execution and delivery of this Agreement and the other Transaction Documents, the performance of their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby; provided that Buyer shall pay the fees and expenses of the Escrow Agent and the fees and expenses for the updated Phase I environmental site assessment reports for the Transferred Real Property delivered by the Company pursuant to Section 7.2(h). In addition, the Parties acknowledge that the Transaction Costs may include, and the Company shall bear and pay at Closing, certain fees and expenses of the Sellers.

11.18    Enforcement. The Parties agree that irreparable damage would occur, for which no adequate remedy at law would exist and for which monetary damages would be inadequate, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, prior to a valid termination of this Agreement pursuant to Section 10.1, the Parties shall be entitled to an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the obligation to consummate the transactions contemplated by this Agreement and Buyer’s obligation to pay, and the right of the Sellers to receive, the Closing Consideration Amount) in any court identified in Section 11.12, this being in addition to any other remedy to which they are entitled at law or in equity.

11.19    Conflicts and Privilege. Buyer, the Sellers and the Company hereby agree that, in the event a dispute arises after the Closing between Buyer or the Company and the Sellers, Winston & Strawn LLP may represent the Sellers in such dispute even though the interests of Sellers may be directly adverse to the Company, and even though Winston & Strawn LLP may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company. Buyer and the Company further agree that, as to all communications between Winston & Strawn LLP, the Company and the Sellers that relate in any way to the transactions contemplated by this Agreement, the attorney-client, work product, business strategy or similar protection or privilege and the expectation of client confidence belongs to the Sellers and may be controlled by the same, and shall not transfer, pass to or be claimed or controlled by the Company or Buyer notwithstanding the transfer of Common Stock hereunder; provided that the Sellers shall not waive such attorney-client privilege other than to the extent appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement and the other Transaction Documents. Each of Buyer and, following the Closing, the Company, for itself and their respective directors, managers, partners, members, officers, employees and Affiliates, and each of their successors and assigns, hereby further agree not to take any action that would result in any subsequent waiver of the privilege respecting any such privileged communication. Notwithstanding the foregoing, in the event a dispute arises between Buyer or the Company and a Person other than the Sellers after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Winston & Strawn LLP to such Person; provided, however, that the Company may not waive such privilege without the prior written consent of the applicable Seller, which consent will not be unreasonably withheld.

11.20    Release.

(a)    Effective as of immediately prior to the Closing, the Company, for itself and on behalf of its shareholders, successors and assigns, hereby fully and unconditionally releases, acquits and forever discharges (i) the applicable Sellers and (ii) all directors and officers of the Company holding such position at any time prior to the Closing from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, of any kind, which the Company now has or has ever had against such Persons, arising out of or relating to or accruing from (A) in respect of the Sellers, such Seller’s ownership of capital stock issued by the Company, and (B) in respect of such directors and officers, for acts or omissions on behalf of the Company or their relationship with the Company, in each case other than with respect to any act of Fraud by such individual or their respective obligations under this Agreement and the other Transaction Documents. The Company understands and agrees that it is expressly waiving all claims against such Persons covered by this release including those claims that it may not know of or suspect to exist which, if known, may have materially affected the decision to provide this release, and the Company expressly waives any rights under Applicable Law that provide to the contrary.

(b)    Effective as of immediately prior to the Closing, each Seller hereby fully and unconditionally releases, acquits and forever discharges the Company, Buyer and each of their Affiliates, and their respective past and present directors, managers, officers, employees and agents (individually, a “releasee” and collectively, the “releasees”), in their capacity as such, from any and all actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, of any kind, which such Seller now has or has ever had against the releasees, arising out of or relating to or accruing from such Seller’s ownership of any equity securities issued by the Company. The foregoing notwithstanding, the release and discharge provided for herein shall not release (i) the Company, Buyer or any other releasee of their respective obligations or Liabilities, if any, pursuant to this Agreement or any other applicable Transaction Document, (ii) the Company of any indemnification and/or exculpation obligations of the Company to such Seller who is a current or former director or officer of the Company, in their capacity as such, pursuant to the Company’s articles of incorporation or bylaws or Applicable Law, or (iii) be deemed to constitute a waiver of the availability of insurance to cover claims. Each Seller understands and agrees that it is expressly waiving all claims against the releasees covered by this release including those claims that it may not know of or suspect to exist which, if known, may have materially affected the decision to provide this release, and such Seller expressly waives any rights under Applicable Law that provide to the contrary.

(c)    For the avoidance of doubt, any Liability and/or obligations of a Seller or the Sellers under this Agreement shall be a several Liability and/or obligation of each such Seller, and nothing in this Agreement shall create joint and several Liability of the Sellers except as set forth in Article IV and Article VIII.

11.21    Seller Representative and Seller Representative Reserve Amount.

(a)    In order to administer efficiently the transactions contemplated hereby and by the Transaction Documents, each Seller hereby irrevocably designates and appoints the Seller Representative as its representative. Each Seller hereby irrevocably grants the Seller Representative full unqualified power and authority to delegate to one or more Persons the authority granted to it hereunder and to act as true, lawful and exclusive agent and attorney-in-fact for such Seller, with full power of substitution to do any and all things and execute any and all documents which may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement and the completion of certain covenants set forth herein, including:

(i)    to execute (as applicable) and deliver the other Transaction Documents on behalf of such Seller;

(ii)    to give or agree to, on behalf of the Sellers, any and all consents, waivers, amendments or modifications deemed by the Seller Representative, in its discretion, to be necessary or appropriate under this Agreement or the other Transaction Documents and the execution or delivery of any documents that may be necessary or appropriate in connection therewith;

(iii)    to defend and/or settle any disputes with Buyer following the Closing relating to this Agreement or the other Transaction Documents and negotiate and compromise the same;

(iv)    to agree to the Final Purchase Price Adjustment Statement and the allocation of the purchase price among the Sellers pursuant to Schedule A;

(v)    to authorize payment to Buyer of cash from the Purchase Price Escrow Account, the Indemnity Escrow Account or the Scheduled Matter Escrow Account;

(vi)    to engage attorneys, accountants, agents or consultants on behalf of the Sellers in connection with this Agreement or the other Transaction Documents and paying any fees related thereto;

(vii)    to terminate this Agreement in accordance with Section 10.1 and to seek any actions permitted pursuant to Section 10.2 in connection therewith, if applicable;

(viii)    to take any actions relating to tax matters as contemplated by Section 6.17; and

(ix)    to take any and all additional action necessary or appropriate in the good faith judgment of the Seller Representative for the accomplishment of the foregoing or as is contemplated to be taken by or on behalf of such Seller, by the terms of this Agreement and the other Transaction Documents. All decisions and actions by the Seller Representative shall be conclusive and binding upon each Seller, and no such Seller shall have the right to object, dissent, protest or otherwise contest the same. By execution of this Agreement, each Seller agrees that Buyer and the Company shall be able to rely conclusively on the instructions, actions and decisions of the Seller Representative on behalf of Sellers pursuant to this Section 11.21 (each, an “Authorized Action”).

(b)    The Seller Representative may act on the opinion or advice of, or information obtained from, any attorney, banker, broker, accountant or other expert and shall not be responsible for any Loss occasioned by so acting. The Seller Representative shall not solely by reason of this agency arrangement have any fiduciary relationship in respect of any Seller. In performing the functions specified in this Section 11.21, the Seller Representative shall not be liable to the Sellers, Buyer or the Company in the absence of fraud or willful misconduct on the part of the Seller Representative (as finally determined by a court of competent jurisdiction), and the Sellers shall indemnify and hold the Seller Representative harmless from any Losses arising out of it serving as agent hereunder in the absence of fraud or willful misconduct on the part of the Seller Representative (as finally determined by a court of competent jurisdiction). The provisions of this Section 11.21 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Seller, and any references in this Agreement to such Persons shall mean and include the successors to each Person’s rights hereunder. All fees and expenses of the Seller Representative in performing its duties pursuant to this Section 11.21 shall not be the personal obligation of the Seller Representative but shall be payable at the Seller Representative’s election: (i) as a Transaction Cost if incurred and ascertainable prior to the Closing, (ii) from the Seller Representative Reserve Amount, (iii) out of distributions to the Sellers pursuant to this Agreement or (iv) by the Sellers based on each such Seller’s ratable share thereof. The Seller Representative may from time to time submit invoices to the Sellers covering such expenses and, upon request of any such Seller, shall provide such Seller with an accounting of all expenses paid. The Seller Representative Reserve Amount shall be held, used and disbursed by the Seller Representative on behalf of the Sellers as set forth in this Section 11.21 and Schedule A. The Seller Representative shall hold the Seller Representative Reserve Amount as a fund from which the Seller Representative shall have the right to pay any amounts that the Sellers are obligated to pay under this Agreement and any expenses of the Seller Representative in performing its duties pursuant to this Section 11.21 as set forth above. At such time and from time to time that the Seller Representative determines in its good faith discretion that all or a portion of the Seller Representative Reserve Amount will not be required for any such payments, the Seller Representative shall distribute to each Seller its Additional Payment Amount (as calculated by the Seller Representative) based on such released portion of the Seller Representative Reserve Amount.

(c)    Each of such Sellers hereby irrevocably grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the matters described above, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that the Seller Representative may lawfully do or cause to be done by virtue hereof. Each Seller hereby acknowledges and agrees that the foregoing appointment and designation of the Seller Representative shall survive the dissolution, death or incapacity of any of the Sellers and hereby waives any and all claims such Seller may have against the Seller Representative for any action taken on his, her or its behalf in the Seller Representative’s capacity as attorney-in-fact in accordance with the terms of this Section 11.21, other than claims for fraud or willful misconduct by the Seller Representative, as finally determined by a court of competent jurisdiction. IN ADDITION, EACH SUCH SELLER ACKNOWLEDGES THAT IT IS HIS, HER, OR ITS EXPRESS INTENTION TO HEREBY GRANT A DURABLE POWER OF ATTORNEY UNTO THE REPRESENTATIVE AND THAT THIS DURABLE POWER OF ATTORNEY IS NOT AFFECTED BY SUBSEQUENT INCAPACITY OF SUCH SELLER. Each of such Sellers further agrees not to take any action inconsistent with the terms of this Section 11.21 or with the actions (or decisions not to act) of the Seller Representative hereunder, and in any case shall not take any action or other position under this Agreement without the consent of the Seller Representative. To the extent of any inconsistency between the actions (or decisions not to act) of the Seller Representative and of any such Seller hereunder, the actions (or decisions not to act) of the Seller Representative shall control. Each of such Sellers further acknowledges and agrees that upon execution of this Agreement, any delivery by the Seller Representative of any waiver, amendment, agreement, opinion, certificate or other documents executed by the Seller Representative pursuant to this Section 11.21, such Seller shall be bound by such documents as fully as if such Seller had executed and delivered such documents, and any action (or decision not to act) taken or otherwise implemented by the Seller Representative under this Agreement shall be binding upon all of Sellers.

(d)    Each Seller agrees that Buyer and the Company shall be entitled to rely on any Authorized Action taken by the Seller Representative, on behalf of Sellers pursuant to Section 11.21(a), and that each Authorized Action shall be binding on each such Seller as fully as if such Person had taken such Authorized Action. Each Seller acknowledges and agrees that any payment made by Buyer on behalf of such Seller to the Seller Representative pursuant to this Agreement shall constitute payment to such Seller. No Seller shall bring, and each Seller hereby waives any right to bring, any Proceeding against Buyer as a result of any actions or inactions of the Seller Representative. Each Seller agrees and acknowledges that the Seller Representative shall have the legal right to obtain from such Seller, and such Seller shall so provide to the Seller Representative, as promptly as practicable following the Seller Representative’s written request, any books, records and other information of such Seller and its Affiliates to the extent related to the Books and Records referenced in Section 6.10 for any purpose contemplated under this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, including in connection with any claim for indemnification contemplated pursuant to Article VIII.

(e)    In the event of the death or permanent disability of the Seller Representative, or the Seller Representative’s resignation, a successor Seller Representative shall be appointed by the holders of a majority of the common stock of the Company outstanding immediately prior to the Closing (the “Applicable Sellers”). The Applicable Sellers may also elect, at any time, to remove the Seller Representative, with such election to be effective only upon appointment of a successor Seller Representative and written notice to Buyer.

(f)    Notwithstanding anything to the contrary contained herein, other than with respect to any such claims made against the Purchase Price Escrow Amount, the Indemnification Escrow Amount or the Scheduled Matter Escrow Amount, as applicable, the rights and obligations of the Parties under this Section 11.21 shall not apply with respect to any Losses allegedly indemnifiable under Article VIII by a Seller, as to which any Buyer Indemnified Party seeks indemnity directly from a Seller. Without, however, limiting Buyer’s right to rely on the actions of, or failure to act by, the Seller Representative, nothing in this Section 11.21 shall limit the Sellers or any group of Sellers from agreeing among themselves, with the Seller Representative, to require certain Seller approvals for the Seller Representative to use the power of attorney above (i) with respect to Third-Party Claims, for settling a matter controlled by the Seller Representative under Section 8.5 or for agreeing to the settlement of a matter controlled by Buyer (to the extent applicable) and (ii) with respect to non-Third-Party Claims, for settling such claims with Buyer.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

BUYER:

UNIVERSAL CORPORATION

By:	/s/ George C. Freeman, III
Name: George C. Freeman, III
Title: Chairman, President and Chief Executive Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

COMPANY:

SILVA INTERNATIONAL, INC.

By:	/s/ Kent DeVries
Name: Kent DeVries
Title: President

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

SELLERS:

HP SCHMIDT
FAMILIENVERWALTUNG GMBH

By:	/s/ Heinz-Peter Schmidt
Name: Heinz-Peter Schmidt
Title: Geschäftsführer

/s/ Kent DeVries
KENT DEVRIES

/s/ Steven L. DeYoung
STEVEN L. DEYOUNG

/s/ Heinz-Peter Schmidt
HEINZ-PETER SCHMIDT

DDS LLC

By:	/s/ Kent DeVries
Name: Kent DeVries
Title: Manager

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

SELLER REPRESENTATIVE

/s/ Torsten Steinhaus
TORSTEN STEINHAUS

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

EXHIBIT A

DEFINED TERMS

As used in the Agreement to which this Exhibit A is attached and incorporated by reference therein, the following terms will have the meanings specified:

“2010 Common Stock Transfers” has the meaning set forth in Section 3.4.

“280G Disclosure” has the meaning set forth in Section 6.17(j).

“280G Vote” has the meaning set forth in Section 6.17(j).

“280G Waiver” has the meaning set forth in Section 6.17(j).

“Accounting Arbitrator” has the meaning set forth in Section 1.6(c).

“Additional Deferred Purchase Price Escrow Amount Taxes” means, in the event that KD Seller incurs additional Taxes as the result of a Governmental Entity’s final determination that any portion of the Deferred Purchase Price Escrow Amount released from the Deferred Purchase Price Escrow Account is not properly treated as an adjustment to the Purchase Price allocable to KD Seller as described in Section 1.8 for applicable Income Tax purposes, a single, lump-sum gross up payment equal to the Tax differential to KD Seller of Tax on “ordinary income” versus long-term “capital gains” as applied to the Deferred Purchase Price Escrow Amount released to the KD Seller, plus any additional amount necessary to cover KD Seller’s Tax Liability in connection with such gross-up payment. The base amount of the Additional Deferred Purchase Price Escrow Amount Taxes shall be determined by multiplying the Deferred Purchase Price Escrow Amount released to the KD Seller by a rate (expressed as a percentage) equal to the highest marginal individual federal and state Income Tax rates applicable to the KD Seller for “ordinary income” in effect for the KD Seller’s Tax year which includes the date of payment of the Deferred Purchase Price Escrow Amount less the amount of “capital gains” Tax included in KD Seller’s Income Tax Returns for the taxable year that included the Closing Date with respect to the Deferred Purchase Price Escrow Amount.

“Accounting Standards” means United States generally accepted accounting principles, applied on a consistent basis (and, with respect to Article I and the related definitions as used therein, as of the date hereof).

“Additional Payment Amount” has the meaning set forth in Section 1.2(f).

“Adjustment Amount” has the meaning set forth in Section 1.7(a).

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

“Affordable Care Act” means, collectively, the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Care and Education Reconciliation Act of 2010, as amended.

Exhibit A-1

“Agreement” has the meaning set forth in the Introduction.

“Alternate Transaction” has the meaning set forth in Section 6.18(a).

“Anti-Corruption Laws” has the meaning set forth in Section 4.13(a).

“Antitrust Laws” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended or any other federal, state or foreign Law or regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of foreign ownership, monopolization or restraint of trade.

“Applicable Food Laws” means all Applicable Laws relating to the use, processing, manufacture, packaging, licensing, labeling, storage, distribution, advertising, sale, or safety of any food products of the Company, including, but not limited to, FDA regulations (including regulations promulgated pursuant to the Food Safety & Modernization Act), USDA regulations, and FTC regulations.

“Applicable Laws” means all applicable federal, state, provincial, local or foreign laws, statutes, rules, regulations, ordinances, directives, permits, judgments, order (judicial or administrative), decrees, injunctions and writs of any Governmental Entity or any similar provisions having the force or effect of law.

“Applicable Sellers” has the meaning set forth in Section 11.21(e).

“Assets” means all tangible and intangible assets of the Company, whether owned, licensed or leased,

“Audited Financial Statements” has the meaning set forth in Section 4.4(a)(i).

“Authorized Action” has the meaning provided such term in Section 11.21(a)(ix).

“Base Purchase Price” has the meaning set forth in Section 1.2(a).

“Books and Records” means, in any format or medium (including electronic), all financial and Tax records relating to the Company and the Business, all Company Permits and contracts and agreements, files on equipment and maintenance of such, all engineering records, files, data, drawings, blueprints, mail, schematics, reports, lists, plans and processes and all other files of correspondence, lists (including past and present subscriber and supplier lists), directory listings, records (including related to employees), sales orders and sales order log books (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), billing records, strategic plans (including development plans and lists of prospective subscribers), internal financial statements, correspondence and miscellaneous records with respect to supply sources, sales, advertising and marketing materials, and information, documents and records to the extent concerning the Company and the Business and any Transferred Real Property, dealings with Governmental Entities with respect to the Company and the Business, invention disclosures, applications, registrations, certificates and all other files and records relating to Intellectual Property, and all contracts or agreements (including amendments or other modifications of the

Exhibit A-2

contracts or agreements), pertaining to the Company and the Business, including electronic mail or other correspondence of any former shareholders of the Company (excluding any personal electronic mail stored in electronic mail accounts of HPS; provided, that upon the reasonable request of Buyer, HPS shall provide copies of any electronic mail of HPS that related to the Company, the Business, this Agreement or the transactions contemplated hereby and until such time as Buyer reasonably requests such copies all such electronic mail of HPS shall be deemed to have been delivered to Buyer at the Closing).

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than: (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Buyer” has the meaning set forth in the Introduction.

“Buyer Closing Date Transaction” means any transaction engaged in by the Company on the Closing Date, which occurs after the Closing and is solely at the direction of Buyer that is not contemplated by this Agreement and is outside the ordinary course of business, including any transaction engaged in by the Company in connection with the financing of any obligations of Buyer or the Company to make a payment under this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.2.

“Buyer’s Disclosure Schedule” means that certain disclosure letter of even date with this Agreement from Buyer to Sellers delivered concurrently with the execution and delivery of this Agreement.

“Capitalization Method Election” has the meaning set forth in Section 6.17(c)(viii).

“Cause” means a determination by the board of directors of the Company in its good faith discretion that any of the following has occurred: (i) material breach by KD Seller of any of the material terms and conditions of the Employment Agreement or any material employee policies of the Company; (ii) any act by KD Seller that constitutes misconduct, fraud, misappropriation, embezzlement, or gross misfeasance of duty against the Business of the Company or that results in material financial or reputational injury to the Company; (iii) KD Seller’s misuse of alcohol or prescription drugs while working or of any substance which repeatedly and materially interferes with KD Seller’s ability to perform KD Seller’s obligations under the Employment Agreement on behalf of the Company; (iv) conduct by KD Seller in KD Seller’s position with the Company that is inappropriate, including a material violation of any human resources policy, code of conduct, or other policy applicable to employees, which, in each case, results in material financial or reputational injury to the Company; (v) KS Seller’s refusal to comply with reasonable and lawful instructions of the board of directors of the Company or other willful acts or omissions in KD Seller’s performance of his duties under the Employment Agreement that the board of directors of the Company reasonably expects to materially and adversely affect the Company’s business or operations; or (vi) indictment for, conviction of or pleading guilty to any felony; provided, however, that that no termination for Cause (except for a termination for Cause pursuant to clause (vi) above) shall be effective until after KD Seller has been advised in writing by the board of directors of the Company of the breach, violation, or other condition constituting Cause, with such

Exhibit A-3

notice specifically identifying the particular breach, violation, or condition, and KD Seller has been given a reasonable opportunity and period (as determined by the board of directors of the Company, but no less than a period of 30 days) to remedy such breach, violation, or condition and after KD Seller has had a full and fair opportunity to address the board of directors of the Company on the matter, in person and directly if so elected by KD Seller.

“CARES Act” means The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

“CGMPs” has the meaning set forth in Section 4.15(c).

“Closing” means the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

“Closing Consideration Amount” has the meaning set forth in Section 1.2(b).

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Cash” has the meaning set forth in Section 1.2(c).

“Closing Date Indebtedness” has the meaning set forth in Section 1.2(d).

“Closing Date Statement” has the meaning set forth in Section 1.3.

“Closing Date Working Capital” has the meaning set forth in Section 1.2(e).

“Closing Payment Amount” has the meaning set forth in Section 1.2(f).

“COBRA” means all applicable continuation requirements of each Employee Benefit Plan under (i) Section 4980B of the Code including any applicable regulations thereunder, and (ii) Sections 601 through 608, inclusive, of ERISA, including any applicable regulations thereunder, and any similar state or local requirements.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Introduction.

“Company Cash” has the meaning set forth in Section 1.2(g).

“Company Confidential Information” has the meaning set forth in Section 4.9(a).

“Company Disclosure Schedule” means that certain disclosure letter of even date with this Agreement from the Company to Buyer delivered concurrently with the execution and delivery of this Agreement.

“Company Environmental Liabilities” means all Liabilities and Losses, natural resources damages and environmental response costs to the extent caused by, resulting from or arising from

Exhibit A-4

or related to (a) the presence or any Releases of Hazardous Materials at, in, on or from any Transferred Real Property, or any other real property currently owned, leased or operated by the Sellers, the Company, or any Affiliates of the Company or the Sellers in connection with the Business and occurring or existing on or prior to the Closing Date regardless of whether known or unknown at the Closing Date, including the subsequent migration of such Hazardous Materials from any Transferred Real Property; (b) any Releases of Hazardous Materials at any third-party site to which such Hazardous Materials were transported or disposed of, or arranged for the transportation or disposal of, by the Sellers, the Company, of any Affiliate of the Company or the Sellers in connection with the Business from any Transferred Real Property or otherwise in connection with the Business prior to the Closing or at any real property formerly owned, leased or operated by the Sellers, the Company, or any Affiliate of the Company or the Sellers, in connection with the Business regardless of whether known or unknown at the Closing Date, including the subsequent migration of such Hazardous Materials, and other ongoing releases; (c) any exposure to Hazardous Materials in connection with the operation of the Business prior to the Closing Date or to any Hazardous Material included in any Company Product or material manufactured, marketed, sold or distributed by the Sellers, the Company, or any Affiliate of the Company or the Sellers, Transferred Real Property or by the Business prior to the Closing Date regardless of whether known or unknown at the Closing Date; (d) any act or omission by the Sellers or the Company in connection with the Business or any Transferred Real Property, including the manufacture of Company Products by the Business prior to the Closing Date, regardless of whether known or unknown at the Closing Date, that has resulted in or results in a violation of, or Liabilities under, any Environmental Requirements or Company Permits, or (e) any proceeding or claim by any Person or Governmental Entity initiated or asserted in response to clauses (a) through (d) above, known or unknown at the Closing Date.

“Company Escrow Agreement” has the meaning set forth in Section 1.8.

“Company Intellectual Property” means all Intellectual Property owned or licensed by the Company as of the Effective Time.

“Company IT Systems” means any and all software, hardware, servers, systems, sites, circuits, networks, data communications lines, routers, hubs, switches, interfaces, websites, platforms, and other computer, information technology and telecom assets and equipment, and all associated documentation, in each case, owned or used by the Company or held for use in the conduct of the Business.

“Company Permits” means all permits, licenses, consents, approvals, registrations, exemptions, privileges, franchises, certificates, and other authorizations issued by any Governmental Entity, including any environmental, health and safety permits and any other zoning and land use permits and approvals, building permits, certificates of occupancy, and all amendments, modifications, supplements, general conditions and addenda thereto used or necessary for the lawful conduct of and operation of the Business.

“Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and the Business.

“Confidential Information” has the meaning set forth in Section 9.2(a).

Exhibit A-5

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated September 17, 2019, between Buyer and the Company.

“Consent” means any consent, order, approval, authorization or other action of, or any filing with or notice to or other action with respect to, any Governmental Entity or any other Person which is required for any of the execution, delivery or performance of this Agreement or any other Transaction Document, the consummation of transactions contemplated hereby or thereby, whether such requirement arises pursuant to any Applicable Laws, contract or agreement, including any of the foregoing which is required in order to prevent a breach of or a default under or a termination or modification of any contract or agreement, which right of breach, default, termination or modification results from the consummation of the transactions contemplated by this Agreement.

“Consulting Agreements” means those certain consulting and restrictive covenant agreements, dated as of the date hereof, to be effective as of the Closing Date, between Buyer, the Company, and each of SD Seller and HPS.

“COTS Licenses” means those commercial, off-the-shelf software programs licensed by or to the Company pursuant to nonnegotiable standard form, mass market or “shrink wrap” licenses.

“Covered Employees” has the meaning set forth in Section 6.9(a).

“Covid-19 Quarantine Period” means with respect to each regular work location the period during which the applicable state or local Governmental Entity restricted nonessential work at such location.

“Credit Documents” means the agreements set forth on Company Disclosure Schedule A-1, as the same may be amended, supplemented, modified and/or amended and restated from time to time.

“Cure Period” has the meaning set forth in Section 10.1(b)(i).

“Customer” means any person or entity who purchased Company Products from the Company during the 24 months prior to the date hereof.

“D&O and EPL Tail Policy” has the meaning set forth in Section 6.11(c).

“DDS” has the meaning set forth in the Introduction.

“DDS Assignment and Assumption Agreement” has the meaning set forth in Section 2.2(k).

“DDS Assumed Liabilities” means the Liabilities and obligations of DDS directly relating to the DDS Transferred Real Property, whether or not set forth on Seller’s Disclosure Schedule 1.1 (which schedule sets forth all known Liabilities as of the date hereof), that a lessee under an arm’s length negotiated triple net lease would be liable for and obligated to perform under such lease.

Exhibit A-6

“DDS Related Party Leases” has the meaning set forth in Section 4.6(a).

“DDS Title Policy” means the ALTA Owner’s Policy of Title Insurance to be obtained by Buyer insuring title to the DDS Transferred Real Property.

“DDS Transferred Real Property” has the meaning set forth in the Recitals.

“Debt” has the meaning set forth in Section 1.2(h).

“Defense Costs” has the meaning set forth in Section 8.8(a).

“Deferred Compensation Payment Amount” has the meaning set forth in Section 1.2(i).

“Deferred Compensation Plan” means the Silva International, Inc. Deferred Incentive Compensation Plan, effective July 1, 2015, as may be amended, supplemented or modified from time to time.

“Deferred Purchase Price Escrow Account” has the meaning set forth in Section 1.8.

“Deferred Purchase Price Escrow Agreement” has the meaning set forth in Section 1.8.

“Deferred Purchase Price Escrow Amount” has the meaning set forth in Section 1.8.

“Disputed Amounts” has the meaning set forth in Section 1.6(b).

“DOJ” means the United States Department of Justice.

“Electronic Delivery” has the meaning set forth in Section 11.9.

“Eligible Acquisition Transaction Election” has the meaning set forth in Section 6.17(c)(viii).

“Employee Benefit Plans” means any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other plans, programs, agreements, contracts, arrangements or policies that provide severance, termination pay, supplemental unemployment benefits, deferred compensation, employee loan, pension, profit sharing, retirement, incentive, bonus or other performance award, stock or stock-related awards, phantom stock or profit participation, vacation, paid time off, welfare or fringe benefits (including any medical, disability, life insurance, retiree medical or retiree life benefits), split dollar, educational assistance, change in control or retention benefits or other material benefits of any kind, whether or not subject to ERISA, to any present or former employee, non-employee director or other service provider of the Company, or any spouse, dependent or beneficiary thereof, or any such plan that is sponsored, maintained, contributed to, or required to be contributed to by the Company or under or with respect to which the Company has any Liability.

“Employment Agreement” means that certain Employment Agreement, dated as of the date hereof, and effective as of the Closing Date, between the KD Seller, the Company and Buyer.

Exhibit A-7

“Environment” means land, surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply, air and ambient air.

“Environmental Requirements” means any and all Applicable Laws of Governmental Entities and common law concerning or relating to pollution, public health or protection of human health, land conservation, wildlife, natural and cultural resources, or the Environment, including Laws relating to Releases or threatened Releases of Hazardous Materials into the Environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport, generation or handling of Hazardous Materials, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §§ 6901 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.), the Oil Pollution Act (33 U.S.C. §§ 2701 et seq.), the Endangered Species Act (16 U.S.C. §§ 1531 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.), the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.), the Emergency Planning and Community Right to Know Act (42 U.S.C. §§ 11001 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Superfund Amendments and Reauthorization Act of 1984 and the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), or any other so-called “Superfund” Law or regulation, each as amended and in full force and effect, and any analogous state or local Laws and regulations in full force and effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity or trade or business (whether or not incorporated) which at any relevant time would be considered a single employer with the Company under Section 414(b), 414(c), 414(m) or 414(o) of the Code or ERISA.

“Escrow Agent” means Truist (formerly SunTrust) or another commercial bank mutually agreeable to Buyer and Sellers.

“Escrow Account” has the meaning set forth in Section 1.8.

“Escrow Agreements” means the Company Escrow Agreement and the Deferred Purchase Price Escrow Agreement.

“Estimated Closing Cash Amount” has the meaning set forth in Section 1.3(c).

“Estimated Closing Date Working Capital” has the meaning set forth in Section 1.3(a).

“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.3(c).

“Estimated Transaction Costs” has the meaning set forth in Section 1.3(b).

“Estimated Working Capital Deficit” has the meaning set forth in Section 1.3(a).

“Estimated Working Capital Excess” has the meaning set forth in Section 1.3(a).

“Equity Sellers” has the meaning set forth in the Introduction.

Exhibit A-8

“Excluded Liabilities” has the meaning set forth in Company Disclosure Schedule 8.2(f).

“Excluded Representations” means those representations and warranties made in connection with (i) Taxes resulting from the application of transfer pricing legislation, regulations, common Law or administrative practice and policy by a taxation authority in respect of any transfer pricing practices of the Company, (ii) asbestos and polychlorinated biphenyls, (iii) the availability or non-availability for use in a taxable period beginning after the Closing Date of net operating loss carry-forwards generated in a taxable period (or portion thereof) ending on or before the Closing Date, (iv) any violations of Section 1365 of the German Civil Code, including invalidation of any transactions related to the transfers of shares of Common Stock by HPS in 2010 (provided that this clause (iv) shall automatically be removed from this definition upon delivery to Buyer of the spousal consent for HPS in the form mutually agreed by Buyer and the Sellers), and (v) the Tax ramifications of the Pre-Signing Restructuring.

“FDA” has the meaning set forth in Section 4.15(c).

“Final Purchase Price Adjustment Statement” means, the Purchase Price Adjustment Statement as made final in accordance with Section 1.6.

“Financial Statements” has the meaning set forth in Section 4.4(a).

“Fraud” means common law fraud, constructive fraud and equitable fraud, under Delaware Law.

“FTC” means the United States Federal Trade Commission.

“Fundamental Representations” means those representations contained in Section 3.1, Section 3.2, Section 3.4, Section 3.5 (the first two sentences), Section 3.6 (the first two sentences), Section 4.1(a), Section 4.2, Section 4.3(a), Section 4.3(b), Section 4.3(c)(i), Section 4.3(c)(iii) and Section 4.6(c) (the first two sentences).

“German Tax POA” has the meaning set forth in Company Disclosure Schedule 4.23.

“Good Reason” means the following actions, if taken without KD Seller’s written consent: (i) a diminution in KD Seller’s annual base salary or target annual bonus opportunity; (ii) a material diminution in KD Seller’s title, authority, duties, or responsibilities, including, without limitation, upon or following the hiring of KD Seller’s successor, but shall not include any changes caused by KD Seller’s fulfillment of his duties as President of the Company, including but not limited to any changes initiated by KD Seller to develop his successor; (iii) a requirement that KD Seller maintain KD Seller’s principal office at a location that is 30 miles or more from Momence, Illinois (measured by driving distance from the current headquarters); (iv) without Cause, the board of directors of the Company terminated three or more of the following officers of the Company: (A) chief financial officer; (B) vice president of sales; (C) vice president of procurement; (D) director of operations; or (E) senior sales manager; or (v) any action or inaction by the Company that constitutes a material breach of the Employment Agreement; provided, however, that Good Reason shall not include: (1) any resignation by KD Seller where Cause for KD Seller’s termination by the Company exists, (2) an isolated, insubstantial or inadvertent action by the Company (provided that such action is remedied by the Company after written notice by KD Seller), or (iii) any action by the Company taken before the Closing Date.

Exhibit A-9

KD Seller is required to provide written notice to the board of directors of the Company detailing the existence of a condition described above in clauses (i) through (v) within a 60-day period after the initial existence of the condition, and the Company shall have 30 days after notice to remedy the condition without liability. In addition to the foregoing requirements, to constitute Good Reason termination hereunder, KD Seller must also terminate employment within 180 days after the initial occurrence of the event constituting “Good Reason” and the Company must have been allowed the full opportunity to cure, as set forth above. Notwithstanding the above, “Good Reason” shall not include any resignation by KD Seller where Cause for KD Seller’s termination by the Company exists, or there is an isolated, insubstantial or inadvertent action by the Company (provided that such action is remedied by the Company after written notice by KD Seller), and shall not include any action by the Company taken before the Closing Date.

“Governmental Entity” means any government, governmental department, commission, board, bureau, agency, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, province, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Governmental Order” means any ruling, decision, order, writ, judgment, injunction, decree, stipulation, subpoena, or award entered into or made by or with any Governmental Entity.

“Hazardous Materials” means (a) any petroleum, petroleum constituents or petroleum products, flammable, ignitable, corrosive or explosive substances or materials, radioactive materials, biohazardous materials, asbestos in any form, radioactive waste, lead based paint, mold, mycotoxins, radon gas, urea formaldehyde foam insulation and polychlorinated biphenyls, (b) any chemicals or other materials or substances which are defined as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “pollutants” or “contaminants” or words of similar import under any Environmental Requirements and (c) any other chemical or other material or substance, including wastewater, exposure to which is prohibited, limited or regulated by any Governmental Entity under any Environmental Requirements.

“HoldCo Seller” has the meaning set forth in the Introduction.

“HPS” has the meaning set forth in the Introduction.

“HPS Assignment and Assumption Agreement” has the meaning set forth in Section 2.2(j).

“HPS Assumed Liabilities” means the Liabilities and obligations of HPS directly relating to the HPS Transferred Real Property, whether or not set forth on Seller’s Disclosure Schedule 1.1 (which schedule sets forth all known Liabilities as of the date hereof), that a lessee under an arm’s length negotiated triple net lease would be liable for and obligated to perform under such lease.

“HPS Related Party Lease” has the meaning set forth in Section 4.6(a).

Exhibit A-10

“HPS Title Policy” means the ALTA Owner’s Policy of Title Insurance to be obtained by Buyer insuring title to the HPS Transferred Real Property.

“HPS Transferred Real Property” has the meaning set forth in the Recitals.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any Tax that is based on, or computed with respect to, net income (and any franchise Tax imposed in lieu thereof) and any related Tax in the form of penalties or interest.

“Income Tax Return” means any Tax Return with respect to an Income Tax.

“Indemnification Escrow Amount” has the meaning set forth in Section 1.8.

“Indemnified Company Parties” has the meaning set forth in Section 6.11(a).

“Indemnified Parties” has the meaning set forth in Section 8.3.

“Indemnified Taxes” has the meaning set forth in Section 6.17(a).

“Indemnifying Party” means a Person responsible for indemnification under Article VIII.

“Indemnity Escrow Account” has the meaning set forth in Section 8.7(d).

“Information Privacy Policies and Laws” has the meaning set forth in Section 4.9(a).

“Insurance Costs” has the meaning set forth in Section 8.8(a).

“Intellectual Property” means any and all forms of intellectual property, including the following: (a) all United States and foreign patents, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, inventions (whether or not patentable), or any improvements to the foregoing; (b) all registered and unregistered trademarks, service marks, trade dress, logos, trade names and brand names, including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (d) all trade secrets and confidential and/or proprietary business information or know-how (including ideas, research and development, compositions, designs, formulae, technology, processes, procedures, drawings, specifications,); (e) all Software and (f) all websites and related content (including underlying Software, URL’s and domain names).

“Intercompany Payables” means any amounts, Debt, or other payables due and payable by the Company to any Affiliate of the Company.

“Inventory” means all inventory, finished goods, raw materials, work in progress, packaging materials, supplies, and parts of the Business, including Company Products, held for use or sale by the Company and all inventory, finished goods, raw materials, work in progress, packaging materials, supplies and parts in transit to the Company.

Exhibit A-11

“IRS” means the Internal Revenue Service of the United States.

“Key Employee” means each of the Persons set forth on Company Disclosure Schedule A-2.

“KD Seller” has the meaning set forth in the Introduction.

“Knowledge” (and any derivation thereof, whether or not capitalized) means, individually or collectively, the actual knowledge of the individuals specified in clause (a) or (b) below, as the case may be, and any knowledge any such Person would have after reasonable inquiry of the employees responsible for the relevant subject matter within the relevant entity: (a) in the case of Buyer, Steven Diel and Joseph Nelson, and (b)(i) in the case of the Company, the individual Sellers, Timothy Neihof, Jeffrey Weidenaar, Pontus Mattsson, Darren VanEssen and George Albert, (ii) in the case of SD Seller, Steve DeYoung, (iii) in the case of KD Seller, Kent DeVries, (iv) in the case of HoldCo Seller and HPS, Heinz-Peter Schmidt, and (vi) in case of DDS, the individual Sellers.

“Laws” means all federal, state, provincial, local or foreign laws, statutes, rules, regulations, ordinances, directives, judgments, order (judicial or administrative), decrees, injunctions and writs of any Governmental Entity or any similar provisions having the force or effect of law.

“Liability” means any debt (including Indebtedness), obligation, Loss, duty, claim, commitment, demand or liability (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty, claim, demand or liability would be required to be recorded or disclosed on a balance sheet prepared in accordance with the Accounting Standards and regardless of whether such debt, obligation, duty, claim, demand or liability is immediately due and payable, has been accrued or unaccrued, matured or unmatured, is contingent, deferred, absolute, determined, determinable or otherwise.

“Lien” means any mortgage, pledge, hypothecation, lien (statutory or otherwise), preference, priority, security agreement, easement, covenant, restriction or other encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

“Licensed Intellectual Property” has the meaning set forth in Section 4.9(b).

“Losses” means any losses, liabilities, obligations, damages, settlement amounts, deficiencies, Taxes, Proceedings, judgments, interests, awards, costs or expenses of any nature, fines and penalties, injury, expenses of investigation, fees and disbursements of outside counsel and other third party experts, costs and expenses of pursuing coverage from any insurance providers, and the reasonable cost to any Person making a claim or seeking indemnification under this Agreement with respect to funds expended by such Person by reason of any fact, circumstance or the occurrence of any event or the existence of any Liens with respect to which indemnification is sought.

Exhibit A-12

“Material Adverse Effect” means any event, result, circumstance, occurrence, development, fact, condition, effect or change of whatever nature, that has had or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the Business, operations, condition (financial or otherwise), real property, Liabilities, or results of operations of the Company, taken as a whole, or the ability of any Seller to consummate the transactions contemplated by this Agreement; provided, however, that, in determining whether there has been a Material Adverse Effect or whether a Material Adverse Effect would occur, this definition shall exclude any event, occurrence, fact, condition, change or effect that relates to or results from: (a) any generally applicable change in Applicable Laws or Accounting Standards or interpretation of any thereof; provided that this exception will not apply to the extent such changes have a disproportionate adverse effect on the Company when compared to other companies operating in the industry, (b) the announcement of this Agreement, including the identity of Buyer, (c) changes in conditions generally affecting the industries in which the Company conducts the Business or in which its products or services are used; provided that this exception will not apply to the extent such changes have a disproportionate adverse effect on the Company when compared to other companies operating in the industry, (d) any change in the United States economy generally, general political conditions or capital, credit or financial markets generally; provided that this exception will not apply to the extent such changes have a disproportionate adverse effect on the Company when compared to other companies operating in the industry, (e) any outbreak or escalation of hostilities (including, without limitation, any declaration of war by the U.S. Congress) or acts of terrorism, (f) any failure by the Company to meet internal projections or forecasts; provided, that the underlying cause of any such failure may be taken into consideration in making such determination (g) earthquakes, floods, natural disasters or other acts of nature, or (h) any outbreak of disease or illness, public health emergency, pandemic, epidemic or similar event (including the novel coronavirus and any resulting Covid-19 sickness) or any Governmental Entity or other regulatory sanctioned response thereto; provided that this exception will not apply to the extent such changes have a disproportionate adverse effect on the Company when compared to other companies operating in the industry (excluding any action taken by any Governmental Entity or other regulatory sanctioned response thereto).

“Material Contract” means: (a) each contract or agreement involving annual aggregate consideration in excess of $250,000 or requiring performance by any party more than one year from the date hereof, (b) each contract or agreement that relates to the sale of any of the Company’s Assets in excess of 250,000 in the aggregate, other than in the ordinary course of business, (c) each contract and agreement that relates to the acquisition or disposition of any business, stock, assets or any real property (whether by merger, consolidation, sale of stock, sale of assets or otherwise) in excess of $250,000, (d) each contract and agreement that requires the Company to deal exclusively with any counterparty with an annual value in excess of $100,000, (e) each contract and agreement between the Company and any Material Customers and Suppliers, other than any normal and routine purchase order, (f) each contract and agreement that restricts the ability of the Company to engage in any line of business, compete with any Person, solicit any customers, suppliers, employees or contractors of any other Person, or sell or purchase any product, (g) each contract and agreement that prohibits the Company from competing in any product or geographical region, (h) each contract and agreement that contains any confidentiality, secrecy or non-disclosure provisions, (i) each lease, rental or occupancy agreement, installment and conditional sale agreement, and any other contract or agreement affecting the ownership of, leasing of, title to or use of any real property, (j) each licensing agreement or other contract or agreement relating to the

Exhibit A-13

use of any Intellectual Property (excluding COTS Licenses and nonexclusive implied licenses of Intellectual Property granted by the Company in connection with the sale of any products or services), (k) each contract and agreement evidencing any joint venture, partnership, strategic alliance, co-marketing, co-promotion, co-packing, joint development or other agreement or similar arrangement, (l) each contract or agreement containing covenants that purport to restrict or prohibit the business activity of the Company or limit the freedom of the Company to engage in any line of business or to compete with any person, (m) each contract or agreement with any current employee, officer, partner, member, manager, director, or Affiliate of the Company, (n) each sales representative, commercial agency, distribution or franchise contract and agreement, (o) each contract and agreement with an investment or commercial bank, and (p) any contract or agreement relating to Debt (including guarantees, indentures, mortgages, promissory notes, security agreements, pledge agreements, loan agreements or other agreements or commitments for the borrowing of money, for a line of credit or for any capital leases).

“Material Customers and Suppliers” has the meaning set forth in Section 4.20(a).

“Net Deferred Compensation Payment Amount” has the meaning set forth in Section 1.2(j).

“Owned Intellectual Property” has the meaning set forth in Section 4.9(b).

“Parties” means each signatory to this Agreement.

“Permitted Encumbrances” means (a) statutory Liens for current Taxes not yet due and payable or being contested in good faith by appropriate Proceedings and for which there are adequate reserves on the books of a person, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens imposed by law arising or incurred in the ordinary course of business for obligations that are (i) not overdue or (ii) being contested in good faith by appropriate Proceedings and for which there are adequate reserves on the books of a person, (c) in the case of leases of vehicles, rolling stock and other personal property, encumbrances that do not materially impair the operation of the Business at the facility at which such leased equipment or other personal property is located, (d) other immaterial Liens that were not incurred in connection with the borrowing of money or the advance of credit and that do not interfere with the conduct of the Business conducted by the Company, (e) Liens on leases of real property arising from the provisions of such leases, (f) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (g) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (h) zoning regulations and restrictive covenants and easements of record that do not detract in any material respect from the value of the Transferred Real Property and do not materially and adversely affect, impair or interfere with the use of the Transferred Real Property, (i) public utility easements of record, in customary form, (j) Liens not otherwise included as Permitted Encumbrances that are of record, and (k) Liens securing all or any portion of the Closing Date Indebtedness.

Exhibit A-14

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or any Governmental Entity.

“Post-Close Costs” means (a) any severance, or termination payments payable to any employee of the Company whose employment is terminated for any reason at, or from and after, the Closing, including the Post-Close Severance Obligations and (b) any retention bonus payments that become payable to any employee, officer, director or consultant of the Company after the Closing pursuant to the (i) retention incentive compensation plan for the Key Employees, (ii) Consulting Agreements, and (iii) the Employment Agreement.

“Post-Close Severance Obligation” has the meaning set forth in Section 6.9(g).

“Post-Closing Tax Period” means any Tax period that begins after the Closing Date and, for any Straddle Period, the portion of such Straddle Period following the Closing Date.

“Potential Parachute Payments” has the meaning set forth in Section 6.17(j).

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date and, for any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

“Pre-Signing Restructuring” means the restructuring of the Company and Serv Food prior to the date hereof, pursuant to which (a) the Company caused Serv Food to distribute a portion of Serv Food’s cash and cash equivalents to the Company in accordance with Serv Food’s organizational documents and subject to Applicable Law, (b) following such distribution, Holdco Seller acquired from the Company and the Company sold to the HoldCo Seller, all of the shares of capital stock of Serv Food held by the Company for an amount equal to €28,970 plus any cash and cash equivalents on hand, and (c) the Company and Serv Food caused that certain Management Service Agreement, dated as of January 12, 2010, by and between the Company and Serv Food, to be terminated effective prior to the date hereof and released and waived any and all claims that any of them may have thereunder.

“Proceeding” means any demand, notice, claim, fine, inquiry, complaint, charge, grievance, action, suit, administrative action, arbitration, audit, hearing, investigation, litigation, proceeding or suit (whether civil, criminal, administrative (at law or in equity), judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Purchased Shares” has the meaning set forth in the Recitals.

“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.6(a).

“Purchase Price Dispute Notice” has the meaning set forth in Section 1.6(b).

“Purchase Price Escrow Account” has the meaning set forth in Section 1.8.

“Purchase Price Escrow Amount” has the meaning set forth in Section 1.8.

Exhibit A-15

“RE Sellers” has the meaning set forth in the Introduction.

“Reference Closing Statement” has the meaning set forth in the definition of Closing Date Working Capital.

“Registered Intellectual Property” has the meaning set forth in Section 4.9(a).

“Related Party Leases” has the meaning set forth in Section 4.6(a).

“Release” means any release, spill, emission, leaking, emitting, pumping, injection, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface, water, groundwater or property.

“Release Date” has the meaning set forth in Section 8.1.

“Representation and Warranty Insurance” has the meaning set forth in Section 6.16.

“Representative Office” means the representative office of the Company, located at Room 1302, 658 Jinggangshan Road, Qingdao, China.

“Restricted Period” has the meaning set forth in Section 9.1(a)(i).

“Restricted Territory” has the meaning set forth in Section 9.1(a)(i).

“Scheduled Matter” means the matter set forth in Item 1 of Company Disclosure Schedule 4.4(c) and each other matter, claim or Loss arising out of such matter or any of the underlying facts and circumstances related to such matter.

“Scheduled Matter Claim” means a written claim, complaint or demand in respect of the Scheduled Matter from any Person or their respective representatives.

“Scheduled Matter Escrow Account” has the meaning set forth in Section 8.7(e).

“Scheduled Matter Escrow Amount” means the amount set forth in Item 1 of Company Disclosure Schedule 4.4(c).

“Scheduled Matter Release Date” means (a) the date that is 24 months after the Closing Date, or (b) if as of such date, there are any pending Scheduled Matter Claims, then the date that (i) such pending Scheduled Matter Claims have been (A) finally decided by an arbitrator or Governmental Entity of competent jurisdiction by judgment, order, award or other ruling, or (B) settled or voluntarily dismissed and, in the case of clauses (A) or (B), the claimants’ rights to maintain such Scheduled Matter Claims have been finally adjudicated, waived, released, discharged or extinguished and any amounts owed to such claimants have been paid in full, or (ii) the Company’s insurance carrier has agreed in writing to pay the full amount of the Liabilities and Losses relating to all such pending Scheduled Matter Claims.

Exhibit A-16

“SD Seller” has the meaning set forth in the Introduction.

“Seller Indemnified Parties” has the meaning set forth in Section 8.3.

“Seller Representative” has the meaning set forth in Section 1.2(k).

“Seller Representative Reserve Amount” means $1,000,000.

“Sellers” has the meaning set forth in the Introduction.

“Sellers’ Disclosure Schedule” means that certain disclosure letter of even date with this Agreement from Sellers to Buyer delivered concurrently with the execution and delivery of this Agreement.

“Serv Food” means Serv Food Warenhandelsgesellschaft mbH, a company with limited liability incorporated under the laws of Germany.

“Shareholders’ Agreement” means that certain Amended and Restated Shareholders’ Agreement, dated August 15, 2010, by and among the Company, HoldCo Seller, KD Seller and SD Seller, as the same may be amended, supplemented, modified and/or amended and restated from time to time.

“Software” means computer software programs and software systems, including firmware, middleware, databases, compilations, collections, technical data, configurations, tool sets, scripts, web sites, mobile applications, HTML code, compilers, software embedded in hardware devices, higher level or “proprietary” languages and related documentation, manuals, media, technical specifications and materials, whether in source code, object code, human readable or other form.

“Specified Litigation” has the meaning set forth in Company Disclosure Schedule 8.2(f).

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interest the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

“Surviving Covenants” has the meaning set forth in Section 8.1.

“Target Working Capital” has the meaning set forth in Section 1.2(l).

“Tax” (and, with correlative meaning, “Taxes”, “Taxable”, “Taxation” and “Taxing”) means any federal, state, local or non-U.S. income, gross receipts, franchise, profits, withholding, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, value added,

Exhibit A-17

excise, escheat and unclaimed property, natural resources, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, real property, real property gains, personal property, capital stock, social security (or similar), unemployment, disability, payroll, employment, license, employee or other tax of any kind whatsoever, including any interest, penalties or additions to tax or additions thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Tax Contest” has the meaning set forth in Section 6.17(g).

“Tax Return” means any return, declaration, report, claim for refund or credit, or information return (including any related or supporting schedules, attachments, statements or information) relating to Taxes, and including any amendment thereof.

“Termination Date” has the meaning set forth in Section 10.1(b)(iii).

“Title Commitment” has the meaning set forth in Section 7.2(f).

“Title Company” means a recognized title insurance company who Buyer has selected to provide the DDS Title Policy and HPS Title Policy.

“Third-Party Claim” has the meaning set forth in Section 8.5(b).

“Transaction Costs” has the meaning set forth in Section 1.2(m).

“Transaction Deductions” means, to the extent “more likely than not” permitted by Applicable Law, any deduction of the Company permitted for Income Tax purposes with respect to a Pre-Closing Tax Period attributable to (i) Transaction Costs or other similar expenses paid on or prior to the Closing Date or included in the computation of Debt or the Closing Date Working Capital and (ii) any fees, expenses, and interest (including amounts treated as interest for Income Tax purposes) that were incurred in connection with the Debt (or payment thereof) and included in the computation of the Debt or the Closing Date Working Capital.

“Transaction Documents” means this Agreement and each other agreement, document, certificate or instrument referred to herein or therein or delivered pursuant hereto or thereto.

“Transferred Real Property” has the meaning set forth in the Recitals.

“Transfer Taxes” has the meaning set forth in Section 6.17(e).

“Unaudited Balance Sheet” has the meaning set forth in Section 4.4(a)(ii).

“Unaudited Financial Statements” has the meaning set forth in Section 4.4(a)(ii).

“Unsatisfied Escrow Claims” has the meaning provided such term in Section 8.7(d).

“USDA” means the United States Department of Agriculture.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and all comparable state and local Laws.

“Withholdings” has the meaning set forth in Section 1.9.

Exhibit A-18